As filed with the Securities and Exchange Commission on May 22, 2026

Registration No. 333-295914

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1/A

(Amendment No. 1)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vivakor, Inc.

www.vivakor.com

(Exact name of registrant as specified in its charter)

Nevada	4789	26-2178141
(State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5220 Spring Valley Road, Suite 500 Dallas, TX 75254	(469) 480-7175
(Address, including zip code, of registrant’s principal executive offices)	(Telephone number, including area code)

James Ballengee, Chief Executive Officer

Kimberly Hawley, Chief Financial Officer

Vivakor, Inc.

5220 Spring Valley Road,

Suite 500

Dallas, TX 75254

(469) 480-7175

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Craig V. Butler, Esq.

Law Offices of Craig V. Butler

300 Spectrum Center Drive, Suite 300

Irvine, CA 92618

(949) 484-5667

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑
(Do not check if a smaller reporting company)		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 22, 2026

PROSPECTUS

Up to 40,686,375 shares of common stock

VIVAKOR, INC.

This prospectus relates to the resale, from time to time of up to an aggregate of 40,686,375 shares of Vivakor, Inc., a Nevada corporation (the “Company”) common stock, $0.001 par value per share (“Common Stock”), by the selling stockholders named herein (the “Selling Stockholders”),. The Common Stock included in this prospectus consists of up to 40,540,542 shares that certain of the Selling Stockholders may receive pursuant to the conversion of certain convertible promissory notes issued in the aggregate amount of $15,000,000 held by such Selling Stockholders under the terms of the Offering, and 145,833 shares of Common Stock currently owned by another Selling Stockholder. The 40,540,542 shares of Common Stock issuable under the convertible promissory notes are calculated based upon the floor price of $0.37 per share (“Floor Price”) as set forth in the convertible promissory note. The Company is registering 40,540,542 shares of Common Stock for issuance under the convertible promissory notes, which is the maximum amount of shares of Common Stock that can be issued upon conversion of $15,000,000 of principal under the convertible promissory notes. See the section entitled, “Selling Stockholders” for additional information regarding the Selling Stockholders.

The Selling Stockholders may sell the shares of Common Stock at prevailing market or privately negotiated prices, including in one or more transactions that may take place by ordinary broker’s transactions, privately negotiated transactions or through sales to one or more dealers for resale. We will not realize any proceeds from sales by the Selling Stockholders.

All costs incurred in the registration of the shares of Common Stock are being borne by the Company.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Our common stock is listed on The Nasdaq Capital Market under the symbol “VIVK”. On May 12, 2026, the last reported sale price of our common stock was $1.60 per share.

The share and per share information in this prospectus reflects a 1-for-200 reverse stock split of the outstanding Common Stock of the Company, which went effective on March 24, 2026. The financial statements, which are included on pages F-1 through F-57, and associated Management’s Discussion and Analysis disclosure, have also been adjusted for the 1-for-200 reverse stock split.

Investing in the Common Stock involves risks. Vivakor, Inc., currently is in an unsound financial condition, and you should not invest unless you can afford to lose your entire investment. See “Risk Factors” beginning on page 13. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________________, 2026

i

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. In some cases, we do not expressly refer to the sources from which this data is derived. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the products we distribute. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market shares. In addition, customer preferences are subject to change.

CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes trademarks and service marks owned by us, including, without limitation, Vivakor, and our logo, which are our property and are protected under applicable intellectual property laws. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the U.S. Securities and Exchange Commission (the “SEC”). You should read this prospectus and the information and documents incorporated herein by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Where You Can Find Additional Information” in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from, or in addition to, that contained in or incorporated by reference into this prospectus. This prospectus is an offer to sell only the securities offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference into this prospectus is current only as of their respective dates or on the date or dates that are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, the terms “Vivakor,” “the Company,” “we,” “us” and “our” refer to Vivakor, Inc., a Nevada corporation.

Unless otherwise indicated, information contained in this prospectus or incorporated by reference herein concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, including the documents that we have incorporated by reference, in future filings with the SEC or in press releases or other written or oral communications, statements which are not historical in nature, including those containing words such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters, are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). In particular, statements pertaining to our trends, liquidity and capital resources, among others, contain forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Examples of forward-looking statements include, but are not limited to, statements about the following:

●	our prospects, including our future business, revenues, expenses, net income, earnings per share, gross margins, profitability, cash flows, cash position, liquidity, financial condition and results of operations, backlog of orders and revenue, our targeted growth rate, our goals for future revenues and earnings, and our expectations about realizing the revenues in our backlog and in our sales pipeline;

●	the effects on our business, financial condition and results of operations of current and future economic, business, market and regulatory conditions, including the current economic and market conditions and their effects on our customers and their capital spending and ability to finance purchases of our products, services, technologies and systems;

●	the effects of fluctuations in sales on our business, revenues, expenses, net income, earnings per share, margins, profitability, cash flows, capital expenditures, liquidity, financial condition and results of operations;

●	our products, services, technologies and systems, including their quality and performance in absolute terms and as compared to competitive alternatives, their benefits to our customers and their ability to meet our customers’ requirements, and our ability to successfully develop and market new products, services, technologies and systems;

●	our markets, including our market position and our market share;

●	our ability to successfully develop, operate, grow and diversify our operations and businesses;

●	our business plans, strategies, goals and objectives, and our ability to successfully achieve them;

●	the sufficiency of our capital resources, including our cash and cash equivalents, funds generated from operations and other capital resources, to meet our future working capital, capital expenditure and business growth needs;

●	the value of our assets and businesses, including the revenues, profits and cash flows they are capable of delivering in the future;

●	the effects on our business operations, financial results, and prospects of business acquisitions, combinations, sales, alliances, ventures and other similar business transactions and relationships;

●	industry trends and customer preferences and the demand for our products, services, technologies and systems;

●	the nature and intensity of our competition, and our ability to successfully compete in our markets;

●	the capital costs required for drilling, completion and production activities, which could be significantly more than anticipated;

●	the ability to access, and cost of, capital;

●	prevailing oil and natural gas prices;

●	the availability to our customers of suitable drilling equipment, production and transportation infrastructure and qualified operating personnel;

●	the producers’ expected return on investment in wells drilled on or around our land as compared to opportunities in other areas;

●	regulatory developments;

●	the domestic and foreign supply of, and demand for, crude oil, natural gas, and other energy sources, including the impact of actions relating to oil price and production controls by OPEC+ with respect to oil production levels and announcements of potential changes to such levels;

●	Our ability to purchase, sell, and distribute crude oil, condensate, natural gas liquids, and refined or processed oil products through our marketing and trading division;

●	the risk that we may not realize the anticipated benefits and synergies from our acquisitions, including the Endeavor Entities acquisition, as previously announced;

●	actions taken by the federal or state governments, such as executive orders, tariffs on imported goods and commodities, or new or expanded regulations, that may impact future energy production in the U.S. and any acceleration of the domestic and/or international transition to a low-carbon economy as a result of the Inflation Reduction Act, Pub. L. 117-169, or otherwise;

●	changes in laws and regulations (or the interpretation thereof), including those related to hydraulic fracturing, accessing water, disposing of wastewater, transferring produced water, interstate brackish water transfer, carbon pricing, pipeline construction, taxation or emissions, leasing, permitting or drilling and various other environmental matters;

●	the severity and duration of world health events, natural disasters or inclement or hazardous weather conditions, including cold weather, freezes, hurricanes, droughts, earthquakes, flooding and tornadoes;

●	evolving cybersecurity risks, such as those involving unauthorized access, third-party provider defects and service failures, denial-of-service attacks, malicious software, data privacy breaches by employees, insider or others with authorized access, cyber or phishing-attacks, ransomware, social engineering, physical breaches or other actions;

●	our level of indebtedness and our ability to service our indebtedness;

●	uncertainty of estimates of oil, natural gas and NGL reserves and production;

●	the degree to which consolidation among our customers may affect spending on U.S. drilling and completions in the near-term; and

●	our reliance on a limited number of customers and particular regions for substantially all of our revenues.

These statements are necessarily subjective, are based upon our current plans, intentions, objectives, goals, strategies, beliefs, projections and expectations, and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly-available information with respect to the factors upon which our business strategy is based, or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that may cause actual results, our performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, without limitation, those discussed under the caption “Risk Factors” in this prospectus as well as other risks and factors identified from time to time in our SEC filings.

PROSPECTUS SUMMARY

VIVAKOR, INC.

Vivakor, Inc. was originally organized in 2006 as a Nevada limited liability company and converted to a Nevada corporation in 2008. Since then, we have grown through strategic acquisitions and the development of our integrated midstream platform, which provides crude oil transportation, terminaling, and marketing services across major U.S. producing basins.

Key milestones include the 2022 acquisition of terminaling facilities in Colorado City, Texas and Delhi, Louisiana, and the 2024 acquisition of trucking, pipeline, storage, and related operating assets through the acquisition of the Endeavor Entities (hereinafter the “Endeavor Entities”). The Company has also developed proprietary Remediation Processing Centers (“RPCs”) technology designed to recover hydrocarbons from oil-contaminated materials, with prior trials in Kuwait achieving Category A approval under the United Nations-funded Kuwait Environmental Remediation Project.

Today, the Company operates through a network of wholly-owned and majority-owned subsidiaries that support the integrated management of its transportation terminaling, marketings, and remediation activities.

We currently operate across three business segments that together provide integrated midstream services related to the transfer, storage and trading of oil and constituent products, namely: (i) crude oil transportation, (ii) terminaling and storage facility services, and (iii) marketing and trading. We expect to begin operations in a fourth segment, remediation services, which remains under development and is expected to commence operations in the third quarter of 2026.

Our crude oil transportation segment includes trucking and pipeline operations serving key producing regions, including Permian Basin, Eagle Ford Basin, DJ Basin and Anadarko Basin’s STACK play. We also operate the Omega Gathering Pipeline, a 45-mile crude oil gathering and shuttle system in Blaine County, Oklahoma, connected to the Plains/P66 STACK Pipeline and the Cushing, Oklahoma storage hub.

Our terminaling and storage facilities segment owns and operates ten crude oil pipeline injection truck stations and two major terminaling facilities strategically located near key pipeline infrastructure and demand centers. These operations provide producers with transportation access, storage capacity and market connectivity.

Our marketing and trading division manages the purchase, sale, and distribution of Crude oil condensate, natural gas liquids, and related petroleum products. These activities are integrated with our transportation and terminaling operations to support asset utilization and provide broader market access for customers.

Our remediation segment is expected to include the RPC currently under development in Harris County, Texas. Once operational, the RPC is expected to process oilfield waste and recover hydrocarbons for resale, further expanding the Company’s environmental processing and recycling capabilities.

Our Opportunity

The U.S. midstream sector continues to benefit from sustained crude oil and natural gas liquids production across key domestic basins, including the Permian, Eagle Ford, and Anadarko regions, which has increased demand for transportation, storage, processing, and related infrastructure services. At the same time, evolving regulatory requirements and environmental initiatives are increasing demand for hydrocarbon recovery, recycling, and remediation solutions.

Vivakor operates an integrated platform of transportation, terminaling, storage, marketing, and environmental processing assets positioned to support these industry trends. Our operations include available transportation and terminaling capacity, strategically located facilities near major pipeline systems and demand centers, and customer relationships that provide baseline throughput volumes while allowing us to pursue additional utilization opportunities.

In addition, the planned Remediation Processing Center (“RPC”), which the Company currently expects to commission in the third quarter of 2026, is intended to expand the Company’s hydrocarbon recovery and environmental processing capabilities.

We believe our integrated operating platform, geographic footprint, and focus on operational efficiency position us to pursue additional growth opportunities through increased asset utilization, organic development initiatives, and selective acquisitions.

Competitive Strengths

We believe the following competitive strengths support our integrated midstream platform and position us to pursue long-term growth opportunities:

●	Integrated Midstream Platform: Our operations span transportation, terminaling, marketing, and planned remediation services, allowing us to provide integrated solutions across crude oil value chain and enhance operational coordination across our assets.

●	Strategic Infrastructure Footprint: Our terminals, injection stations, trucking operations, and pipelines assets are strategically located near key producing regions, including the Permian, STACK, and Eagle Ford Basins, providing customers with transportation access, takeaway capacity, and connectivity to major demand centers.

●	Contracted and Recurring Revenue Base: Long-term agreements, including our Colorado City terminal agreement and our Delhi terminal-related arrangements, provide baseline throughput volumes and support operational visibility.

●	Environmental Processing Capabilities: The planned Remediation Processing Center is expected to expand our hydrocarbon recovery, recycling, and environmental processing capabilities in response to evolving regulatory and sustainability initiatives within the energy sector.

●	Proven Acquisition and Expansion Experience: We have expanded our operations through strategic acquisitions intended to enhance integration, broaden service offerings, and increase operational scale across our midstream platform.

Growth Strategies

Our growth strategy is focused on increasing utilization of existing assets, expanding operational integration across our platform, and selectively pursuing additional growth opportunities in key producing regions.

●	Increase Asset Utilization: Continue integrating transportation, terminaling, storage, and marketing activities to improve throughput volumes, operational efficiency, and asset utilization across our platform.

●	Expand Infrastructure Connectivity: Increase volumes under existing commercial agreements, pursue complementary infrastructure opportunities, and expand connectivity to key producing regions and end markets.

●	Develop Environmental Processing Operations: Complete commissioning of the Remediation Processing Center (“RPC”) in Texas and evaluate additional environmental processing and recycling opportunities in strategic operating regions.

●	Pursue Selective Acquisitions: Evaluate acquisitions of complementary midstream and related infrastructure assets intended to expand operational scale and geographic reach.

●	Enhance Customer Relationships: Continue providing integrated service offerings designed to support customer retention, increase utilization opportunities, and strengthen commercial relationships.

Key Transactions

Terminals Acquisition (2022)

On August 1, 2022, Vivakor acquired all of the membership interests in Silver Fuels Delhi, LLC (“SFD”) and White Claw Colorado City, LLC (“WCCC”), making these entities wholly owned subsidiaries (the “Terminals Acquisition”). The purchase price was approximately $32.9 million, paid through a combination of 3,009,552 shares of common stock, secured three-year promissory notes, and the assumption of certain liabilities. The sellers are beneficially owned by James Ballengee, who subsequently became Vivakor’s Chairman, President, and Chief Executive Officer and principal shareholder.

The acquisition expanded the Company’s terminaling, storage, and crude oil logistics infrastructure operations and established a foundation for the Company’s broader midstream business strategy.

Endeavor Entities Acquisition (2024)

On October 1, 2024, Vivakor acquired all issued and outstanding interests in Endeavor Crude, LLC, Equipment Transport, LLC, Meridian Equipment Leasing, LLC, and Silver Fuels Processing, LLC (collectively, the “Endeavor Entities”), making them wholly owned subsidiaries (the “Endeavor Entities Acquisition”). The total purchase price was $116.3 million, including assumed debt and a performance adjustment, payable through a combination of common stock and Series A Convertible Preferred Stock. These sellers are also beneficially owned by James Ballengee.

The acquisition significantly expanded the Company’s integrated midstream transportation, logistics, environmental processing, and crude oil marketing operations.

In connection with this acquisition, Vivakor restructured its corporate operations under Vivakor Operating, LLC (“OpCo”) and Vivakor Administration, LLC (“AdminCo”), which manage operational, management, and administrative functions across the Company’s subsidiaries and consolidate financial and operational oversight.

Strategic Divestiture of Non-Core Operations (2025)

Following the Endeavor Entities Acquisition, the Company conducted a strategic review of its operations and asset portfolio to further align its business with its core midstream infrastructure and environmental services strategy.

As a result of this review, on July 30, 2025, the Company sold certain non-core business units of Meridian Equipment Leasing, LLC and Equipment Transport, LLC, including produced water trucking operations previously acquired as part of the Endeavor Entities. The transaction was completed for approximately $11.1 million, through the cancellation of outstanding shares of Series A Preferred Stock.

The divestiture was undertaken to streamline operations and allow the Company to focus on its core midstream transportation, terminaling, crude oil logistics, and environmental processing activities. In connection with the transaction, certain pre-closing asset and liability transfers were completed to comply with debt covenant requirements and support continuity of the Company’s crude oil-focused operations. Following closing, amendments were made to related Transition Services Agreements and Promissory Note arrangements to reflect revised operational relationships and ongoing business activities.

Kuwait RPC Operations

Vivakor’s proprietary RPC technology was developed to recover hydrocarbons from oil-contaminated waste and was initially deployed in Kuwait trial operations. The Company previously planned to deploy RPC units in Kuwait as part of the United Nations-funded Kuwait Environmental Remediation Project (“KERP”), which was designed to remediate oil-contaminated soil resulting from the Gulf Wars.

During initial trials with the Kuwait Oil Company (“KOC”), the RPC process reduced oil content in contaminated soil from levels as high as 18% to as low as 0.02%, resulting in a Category A approval by KOC, the highest remediation classification for contamination levels of that magnitude.

Subsequent subcontractor changes delayed execution, and no definitive agreement with KOC was finalized during 2024. As a result, the Company recorded impairment charges of approximately $7.0 million related to the Kuwait RPC units and $1.5 million related to an ancillary nanosponge license. Although discussions with KOC remain ongoing, there can be no assurance that a definitive agreement will be reached or that Kuwait operations will commence.

Recent Developments

March 2026 Reverse Stock Split

On March 24, 2026, the Company effected a 1-for-200 reverse stock split of its common stock pursuant to a Certificate of Amendment to the Company’s Amended and Restated Articles of Incorporation following shareholder approval obtained at the Company’s Special Meeting held on December 22, 2025.

Private Financing Transaction (the “Financing”)

Convertible Promissory Notes

The following summary of the Notes does not purport to be complete and is qualified in its entirety by reference to the forms of SPA and Notes filed as exhibits to the registration statement of which this prospectus forms a part.

On May 8, 2026, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain institutional investors (collectively, the “Selling Stockholders”) providing for the issuance of convertible promissory notes (the “Notes”) with aggregate gross proceeds to the Company of up to $12.0 million, before fees and expenses, in two closings. The Notes have an aggregate principal amount of $15.0 million, reflecting a $3.0 million original issue discount of 20%.

The initial closing occurred on May 8, 2026, pursuant to which the Company received $6.0 million in gross proceeds. A second closing for an additional $6.0 million remains subject to the effectiveness of the registration statement of which this prospectus forms a part and other customary closing conditions pursuant to the terms of the SPA and the Note.

The Notes are convertible into shares of the Company’s Common Stock at a conversion price equal to the greater of $0.37 per share and 80% of the lowest daily volume weighted average price (“VWAP”) of the Company’s common stock during the five trading days immediately preceding conversion.

Conversions under the Notes are generally subject to a 4.99% beneficial ownership limitation, which may be waived upon notice by the applicable holder. In addition, absent shareholder approval, conversions are limited to the extent necessary to comply with Nasdaq’s 19.99% issuance limitation.

The Notes contain customary events of default, including payment and covenant defaults, which may result in acceleration of amounts due under the notes and certain additional default-related remedies, including an increase in the outstanding principal amount upon the occurrence of certain events of default.

The Company agreed to register for resale shares issuable upon conversion of the Notes, and this prospectus forms part of the related registration statement.

The Company intends to use proceeds from the Financing for working capital, debt reduction, and general corporate purposes.

RBW Capital Partners LLC, a division of Dawson James Securities, Inc., acted as placement agent in connection with the Financing.

Standby Equity Purchase Agreement

The following summary of the Standby Equity Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Standby Equity Purchase Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

On May 8, 2026, the Company entered into a standby equity purchase agreement (the “SEPA”) with an institutional investor (the “SEPA Investor”) providing for the potential purchase by the SEPA Investor of up to $100 million of the Company’s common stock over a 36-month period, subject to the terms and conditions of the SEPA.

Under the SEPA, the Company may, at its discretion, direct the SEPA Investor to purchase shares of common stock from time to time, subject to specified volume limitations, pricing formulas, and beneficial ownership limitations set forth in the agreement. Shares issued under the SEPA will generally be purchased at a discount to prevailing market prices.

The Company controls the timing and amount of any sales under the SEPA, subject to the terms and limitations contained in the agreement. Actual sales under the SEPA will depend on a variety of factors, including market conditions, trading prices of the Company’s common stock, and the Company’s capital needs.

The Company is required to file a separate registration statement covering shares issuable under the SEPA before any sales may occur under the agreement.

Corporate Information

We were originally organized on November 1, 2006 as a Nevada limited liability company under the name Genecular Holdings, LLC and converted to a Nevada corporation on April 30, 2008, changing our name to Vivakor, Inc. Our principal executive offices are located at 5220 Spring Valley Road, Suite 415, Dallas, Texas, 75254, and our telephone number is (469) 480-7175. Our website is www.vivakor.com.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “VIVK”.

SUMMARY OF THE OFFERING

Common Stock offered by Selling Stockholders	40,686,375 shares of our Common Stock consisting of up to 40,540,542 shares that the Selling Stockholders may receive pursuant to the partial conversion of principal under the Notes in the aggregate principal amount of $15,000,000 held by such Selling Stockholders, as well as 145,833 shares of Common Stock currently held by one of the Selling Stockholders. See the section entitled, “Selling Stockholders” for additional information regarding the Selling Stockholders. (1).

Selling Stockholders	All of the shares of Common Stock being registered pursuant to the Registration Statement on Form S-1, of which this prospectus forms a part, are being offered by the Selling Stockholders. See “Selling Stockholders” on page 78 of this prospectus for more information on the Selling Stockholders.

Common Stock outstanding before the offering	4,295,647 shares of our common stock as of May 22, 2026.

Common Stock to be Outstanding After Giving Effect to the Issuance of the shares of Common Stock Registered Hereunder	44,982,022 shares, based on our issued and outstanding Common Stock as of May 22, 2026.

Use of proceeds	We will not receive any proceeds from the resale of the Common Stock included in this prospectus by the Selling Stockholders. The Selling Stockholders will receive all of the net proceeds from their respective sales of the Common Stock in this offering. See “Use of Proceeds” on page 28 of this prospectus for more information.

Risk Factors	The shares of our Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors”.

Voting rights	Shares of our Common Stock are entitled to one vote per share. We have one series of preferred stock outstanding, our Series A Convertible Preferred Stock, with each share having five (5) votes. There are no other classes of stock.

Trading Symbol:	Our common stock is currently quoted on The Nasdaq Capital Market under the trading symbol “VIVK”.

(1)	The 40,540,542 shares of Common Stock under the Notes is calculated based upon the floor price of $0.37 per share as set forth in the Notes. The Company is registering 40,540,542 shares of Common Stock under the Notes, which is the maximum amount of shares of Common Stock that can be issued upon conversion of $15,000,000 of aggregate principal under the Notes.

Unless we indicate otherwise, all information in this prospectus:

●	excludes approximately 8,345 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $394 per share as of May 22, 2026;

Available Information.

The Company is currently subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and therefore files reports, proxy statements and other statements and information with the Commission. Such information is available through the Securities and Exchange Act’s EDGAR system or may be obtained directly from the Company.

RISK FACTORS

Risks Related to Our Company

Our business is substantially dependent on oil and natural gas exploration, development, and production activity.

Our revenues are substantially dependent on ongoing oil and natural gas exploration, development, and production activity on or around our facilities and in the basins where we have established trucking and terminaling operations. If exploration and production companies do not maintain drilling, completion, and production activities near our facilities, demand for our transportation and terminaling services, as well as our marketing activities, could decline, which could have a material adverse effect on our results of operations, cash flows, and financial position.

We are not an exploration and production company and have no control over the pace or scope of development activity in the regions where our assets are located. The willingness and ability of producers to maintain drilling and production depend on numerous factors beyond our control, including:

●	supply and demand dynamics for oil and natural gas;

●	the capital costs of drilling, completion, and production activities;

●	access to, and the cost of, capital;

●	prevailing commodity prices;

●	availability of drilling equipment, infrastructure, and qualified personnel;

●	expected returns from wells drilled on or near our assets compared to other opportunities; and

●	regulatory developments.

Any reduction or delay in such development activity could reduce throughput, limit utilization of our assets, and adversely affect our revenues and results of operations.

In addition, the customer agreements we enter into and the petroleum commodities we sell are substantially dependent on drilling, completion, and production activity by producers near our facilities and transportation assets. A portion of our revenue is derived from Jorgan Development, LLC (“Jorgan”), which is controlled by our Chief Executive Officer and director, James Ballengee. Our business relationship with Jorgan has historically supported utilization of certain of our transportation, terminaling, and marketing operations; however, any reduction in drilling or production activity, deterioration in commodity market conditions, or change in Jorgan’s business operations or demand for our services could adversely affect our results of operations, cash flows, and financial position.

Our revenues are sensitive to fluctuations in oil and natural gas prices.

Our revenues and results of operations are significantly influenced by market prices for oil and natural gas, which are volatile and largely beyond our control. A sustained decline or significant fluctuation in commodity prices could reduce drilling, completion, and production activities by producers on or near our facilities, which in turn could decrease throughput, utilization of our assets, and revenues from marketing activities.

Factors that may affect oil and natural gas prices include, among others:

●	Macroeconomic conditions: including global growth trends, inflation, interest rates and monetary policy;

●	Supply and demand dynamics including production levels, import and export volumes, and storage inventories;

●	Geopolitical events, including actions by OPEC+, Russia, and other producing nations, and political instability or conflict in key regions;

●	Regulatory and environmental or tax policy changes;

●	Technological and market factors, such as advances in drilling, the availability of alternative fuels, and the transition toward lower-carbon energy; and

●	Natural or external events such as weather, natural disasters, pandemics, or cybersecurity incidents.

Prolonged periods of low oil and natural gas prices may lead producers to reduce or delay drilling and production, shut-in wells, or abandon marginal assets, which could materially and adversely affect demand for our services and our financial condition, results of operations, and cash flows.

Our business is dependent on the oil industry, which is subject to numerous worldwide variables.

Our customers and prospective customers operate in the oil and gas industry. As a result, we will be subject to the success of the oil and gas industry, which is subject to substantial volatility based on numerous worldwide factors. A decline in the price of crude oil or natural gas will have a material adverse effect on our business, financial condition, results of operations and cash flows. The oil and gas industry is competitive in all its phases. Competition in the oil and gas industry is intense. Our customers could include competitors such as oil and gas companies that have substantially greater financial resources, staff and facilities than those of our customers and lessees. Competitive factors in the distribution and marketing of oil and other hydrocarbon products include price and methods and reliability of delivery.

Within the oil remediation market, demand for our services will be limited to a specific customer base and highly correlated to the oil and gas industry. The oil and gas industry’s demand for equipment is affected by a number of factors including the volatile nature of the oil industry’s business, increased use of alternative types of energy and technological developments in the oil remediation process. A significant reduction in the target market’s demand for oil and gas would reduce the demand for the equipment, which would have a material adverse effect upon our business, financial condition, results of operations and cash flows.

Low oil prices may substantially impact our ability to generate revenues.

Our business is closely tied to the oil and gas industry, which is subject to substantial volatility. Fluctuations in the price of crude oil and natural gas, as well as changes in supply, demand, and market margins, can materially and adversely affect our revenues, operations, and cash flows. Low prices or reduced demand for oil and gas could reduce customer investment in drilling and production, limit demand for our services and products, and adversely impact our financial results.

Our operations are also subject to the hazards inherent in the oil and gas industry, including equipment failures, vehicle accidents, fires, explosions, blowouts, pipeline failures, oil spills, and exposure to hazardous substances. In addition, natural disasters, such as blizzards, storms, floods, earthquakes, and other adverse weather events, could damage our assets, disrupt operations, and result in environmental or regulatory liabilities. These events could increase operating costs, affect insurability, harm our reputation, or lead customers to reduce or terminate their use of our services.

Our operations are subject to unforeseen interruptions and hazards inherent in the oil and gas industry, for which we may not be adequately insured and which could cause us to lose customers and substantial revenue.

While we maintain insurance coverage, it may be inadequate to cover all potential losses or liabilities. Certain policies may have sub-limits, exclusions, or escalating premiums, and we may be unable to obtain desired coverage at reasonable rates. If we incur significant losses that are not fully insured, or fail to meet insurance requirements, our financial condition, results of operations, and cash flows could be materially and adversely affected.

A substantial portion of our operating assets are located in the Permian and Eagle Ford Basins, making us vulnerable to risks associated with geographic concentration in two geographic areas.

A substantial portion of our assets and operations are concentrated in the Permian and Eagle Ford Basins of Texas and New Mexico. This geographic concentration exposes us and our customers to regional supply and demand fluctuations, production delays, transportation or processing constraints, natural disasters, adverse weather, water shortages, and regulatory or political developments. Such concentration may magnify the impact of these risks and could adversely affect our operations, revenues, and financial performance.

Finally, the oil and gas industry is highly competitive. Our prospective customers may include companies with greater financial, operational, and technical resources than our customers and lessees. Competitive factors in the industry include price, delivery reliability, methods, and efficiency. Failure to remain competitive could reduce our customer base and materially and adversely affect our business, financial condition, results of operations, and cash flows.

Low oil prices may negatively impact our ability to operate. The demand for our products and services depend, in part, on the price of oil and the margins oil producers receive on the sale of oil. Oil prices are volatile and can fluctuate widely based upon a number of factors beyond our control. Any decline in the prices of and demand for oil could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our primary business is impacted by the oil industry and the manufacturing industry, which are subject to uncertain economic conditions.

The global economy is subject to fluctuation, and it is unclear how stable the oil industry and the manufacturing industry will be in the future. As a result, there can be no assurance that the business will achieve anticipated cash flow levels. Further, recent world events evolving out of trade disputes, increased terrorist activities and political and military action in the Middle East and elsewhere, among other events, have created an air of uncertainty concerning the stability of the global economy. Historically, such events have resulted in disturbances in financial markets, and it is impossible to determine the likelihood of future events. Any negative change in the general economic conditions in the United States and globally could adversely affect the financial condition and operating results of the business. We plan to expand our level of operations. However, slower economic activity, concerns about inflation or deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the general economy and recent international conflicts and terrorist and military activity have resulted in a downturn in worldwide economic conditions, especially in the United States. Political and social turmoil related to international conflicts and terrorist acts may place further pressure on economic conditions in the United States and worldwide. These political, social and economic conditions make it extremely difficult for us to accurately forecast and plan future business activities. If such conditions continue or worsen, then our business, financial condition and results of operations could be materially and adversely affected.

We may not be successful in pursuing additional commercial opportunities for our facilities and transportation assets.

Our future growth may place demands on our financial, operational, and human resources, which could negatively affect our results of operations, cash flows, and financial position. Our ability to grow will depend on a number of factors, including:

●	Market and regulatory factors: investment by customers in drilling and development in our core areas, oil and natural gas prices, and applicable legal or environmental restrictions;

●	Operational and strategic capabilities: our ability to develop existing and future projects, including petroleum transportation, processing, and terminaling facilities, and to identify and complete accretive acquisitions;

●	Human capital and commercial relationships: our ability to attract, retain, and deploy skilled personnel, and to maintain or establish relationships with customers; and

●	Financial resources: access to, and cost of, capital to fund future growth or acquisitions, and limitations under existing or future debt agreements.

We may also face challenges in making attractive acquisitions or integrating acquired assets and facilities, which could limit our growth prospects.

Our construction of new facilities and infrastructure and successful execution upon our growth plans is subject to regulatory, construction, supply chain and other risks common in the development and operation of facilities and other infrastructure.

We intend to grow our business partly through revenues and contracts tied to newly constructed facilities. Construction projects involve regulatory, environmental, political, and legal uncertainties, including opposition from environmental groups, local communities, and other stakeholders. Such opposition may result in delays or denials of permits, organized protests, regulatory challenges, lawsuits, or attempts to disrupt or sabotage operations.

There can be no assurance that facilities will be developed at all, completed on schedule, or constructed at economical cost, and anticipated benefits may not materialize. Technical difficulties during construction may reduce capacity or shorten the useful life of assets. Expansion projects may fail to attract sufficient demand or new customers, potentially limiting expected returns and adversely affecting our results of operations, cash flows, and financial position.

Acts of sabotage or eco-terrorism could cause damage, injury, environmental harm, or operational interruptions. Government authorities exercise discretion in permit timing and scope, and public intervention may further delay approvals. Negative public perception could restrict our customers’ ability to operate profitably, which in turn could reduce usage of our existing transportation and facilities assets and hinder future development. Any such events, or expenditures not covered by insurance, could materially impact our revenue and financial performance.

Because we rely on a limited number of key employees who are instrumental to our ability to conduct and grow our business, the loss of any of these individuals could materially and adversely affect our ability to successfully operate and expand our business.

Our future success will depend in large part on our ability to attract and retain high-quality management, operations, and other personnel who are in high demand, are often subject to competing employment offers, and are attractive recruiting targets for our competitors. The loss of qualified executives and key employees, or our inability to attract, retain, and motivate high-quality executives and employees required for the planned expansion of our business, may harm our operating results and impair our ability to grow.

We depend on the continued services of our key personnel, including James Ballengee, our Chief Executive Officer, Kimberly Hawley, our Executive Vice President & Secretary, Chief Financial Officer & Treasurer, and Les Patterson, our Executive Vice President and Chief Operating Officer. Our work with each of these key personnel are subject to changes and/or termination, and our inability to effectively retain the services of our key management personnel, could materially and adversely affect our operating results and future prospects.

We may have difficulty raising additional capital when needed, and any such financing could result in dilution to existing stockholders or the issuance of securities with rights, preferences, or privileges that are senior to those of our common stock, which could materially and adversely affect existing stockholders.

We expect to continue to devote significant capital resources to fund the continued development of our sites and related technologies, as well as for potential acquisitions. In order to support the initiatives envisioned in our business plan, we will need to raise additional funds through the sale of public or private debt or equity financing or other arrangements. Our ability to raise additional financing depends on many factors beyond our control, including the state of capital markets, the market price of our common stock and the development or prospects for development of competitive technologies by others. Sufficient additional financing may not be available to us or may be available only on terms that would result in further dilution to the current owners of our common stock.

We expect to obtain additional capital during 2026 through financing structures for our sites. Unless we can achieve and sustain profitability, we anticipate that we will need to raise additional capital to fund our operations while we implement and execute our business plan.

Any future equity financing may involve substantial dilution to our then existing shareholders. Any future debt financing could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. There can be no assurance that such additional capital will be available, on a timely basis, or on terms acceptable to us. If we are unsuccessful in raising additional capital or the terms of raising such capital are unacceptable, then we may have to modify our business plan and/or curtail our planned activities and other operations.

If we raise additional funds through government or other third-party funding, collaborations, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue stream or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products that we would otherwise prefer to develop and market ourselves.

Additionally, we have certain potential dilutive instruments, of which the conversion of these instruments could result in dilution to shareholders: Potential dilutive instruments as of December 31, 2025 include the following: convertible notes payable, which are convertible into approximately 9,153,859 shares of common stock, stock options and vesting or unissued stock awards granted to previous and current employees of 7,784 shares of common stock, stock options and vesting or unissued stock awards granted to board members or consultants of 3,944 shares of common stock. The Company also has warrants outstanding to purchase 400 shares of common stock as of December 31, 2025.

We are subject to the significant influence of one of our current officers and directors, and his interests may not always coincide with those of our other stockholders.

James Ballengee, one of our officers and directors, and Chairperson of the Board of Directors, beneficially owns approximately 18% of our outstanding Common Stock. As a result, Mr. Ballengee is able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Because the interests of Mr. Ballengee may not always coincide with those of our other stockholders, such stockholder may influence or cause us to take actions with which our other stockholders disagree.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Further, if our subsidiaries’ businesses grow, then we will be required to manage multiple relationships. Any further growth by us or our subsidiaries, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

We have historically suffered net losses, and we may not be able to sustain profitability.

We had an accumulated deficit of approximately $205 million as of December 31, 2025, and we expect to continue to incur significant development expenses in the foreseeable future related to the completion of the development and commercialization of our sites and products. As a result, we are incurring operating and net losses, and it is possible that we may never be able to sustain the revenue levels necessary to achieve and sustain profitability. If we fail to generate sufficient revenues to operate profitably on a consistent basis, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

Our financial condition casts doubts about our ability to continue as a going concern.

As a result of our financial condition, there is uncertainty regarding our ability to continue as a going concern. To that end, our independent registered public accounting firm for our financial statements for the year ended December 31, 2025 has included an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern. In order to continue as a going concern, we must effectively balance many factors and increase our revenues to a point where we can fund our operations from our sales and revenues. If we are not able to do this, we may not be able to continue as an operating company.

We have identified material weaknesses in our internal control over financial reporting, and any failure of these controls could prevent accurate financial reporting or fraud prevention and materially undermine investor confidence in our common stock.

Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires us to maintain effective internal control over financial reporting. All internal control systems, however well designed, have inherent limitations and can provide only reasonable assurance that financial reporting objectives are met. If we fail, or are perceived to fail, in producing reliable financial reports, investors could lose confidence in our reported results, which could negatively affect the market price of our common stock.

We have identified material weaknesses in our internal controls related to segregation of duties and the financial reporting process. As of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that:

●	Accounting and financial reporting personnel: We lacked sufficient personnel to achieve adequate segregation of duties and review controls over technical accounting matters and specialist estimates

●	Accounting and financial reporting personnel: We had employee turnover during the year ended December 31, 2025, which impacted the consistency and effectiveness of internal controls, including technical accounting matters and the work of specialists involved in the estimation process.

These control deficiencies, which are pervasive in nature, result in a reasonable possibility that material misstatements of the financial statements will not be prevented or detected on a timely basis.

We are taking steps to address these material weaknesses, including hiring additional personnel and strengthening our financial reporting processes. However, there can be no assurance that material weaknesses will not occur in the future.

If new material weaknesses are identified, or if we fail to comply with Section 404 requirements, we may be unable to assert that our internal control over financial reporting is effective. This could result in delayed filings, loss of investor confidence, negative impacts on our stock price, regulatory investigations, or litigation, any of which could materially and adversely affect our business, financial condition, results of operations, and reputation.

Because we are required to obtain and maintain a variety of permits to operate our business, failure to successfully obtain or maintain such permits could materially and adversely affect our operations.

Our business requires a variety of permits to operate. If we are unable to obtain or maintain these permits in a timely manner, our operations could be delayed or disrupted. Additionally, our customers may not receive permits for the specific use of our equipment, and we may be unable to modify our equipment to meet their permitting requirements. Permit issuance depends on applicable government agencies and is beyond our control and that of our customers. There can be no assurance that we or our customers will obtain the necessary permits, which could have a substantial adverse effect on our operations and financial condition.

Because we are required to pay permit and approval fees to operate in certain business segments and locations, failure to pay such fees could materially and adversely affect our business.

We are required to pay various permit and approval fees to governmental and quasi-governmental agencies to operate in certain business segments and locations. These fees are subject to change at the discretion of the various agencies. Our inability to pay these permit and approval fees could substantially and adversely affect our operations and financial condition.

Because we and our customers are subject to numerous domestic and international governmental regulations, our continued success depends on our ability to comply with these requirements.

Current and future government laws, regulations and other legal requirements may increase the costs of doing business or restrict business operations. Laws, regulations and other legal requirements, such as those relating to the protection of the environment and natural resources, health, business and tax have an effect on our cost of operation or those of our customers. Such governmental regulation may result in delays, cause us to incur substantial compliance and other costs and prohibit or severely restrict our business or that of our customers, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We currently depend, and are likely to continue to depend, on a limited number of customers for a significant portion of our revenues related to our operations.

For the year ended December 31, 2025, approximately 23% of our total revenues was generated from one major customer, who was a related party. In addition, we rely on a limited number of customers across our crude oil transportation, terminaling and storage, marketing and trading, and remediation segments. Many of our contracts do not include minimum volume commitments, and demand from these customers may fluctuate due to factors beyond our control. The loss of any major customer, a reduction in volumes, or the inability to renew or replace contracts due to competition, credit issues, or other factors could materially and adversely affect our revenues, results of operations, cash flows, and financial condition.

If we are unable to begin operations with our RPCs and remediation services, or if delays or other risks inherent in early-stage operations occur, we could incur substantial losses.

Our RPCs and related remediation services are at an early stage of operations, and their success is subject to the substantial risks inherent in establishing a new business venture. We may be unable to successfully commission our RPCs, secure contracts for remediation services, or begin operations as planned. Delays or difficulties in commissioning, operational interruptions, or the need to relocate facilities could result in substantial losses.

The construction and operation of the RPCs involve risks related to specialized manufacturing equipment, plant operations, and external factors beyond our control, including adverse weather, strikes, energy shortages, cost inflation, environmental conditions, and legal or regulatory matters. Damage, destruction, or malfunction of critical equipment could impair our ability to commence or continue operations, and cost overruns, changes in design, or additional compliance requirements could increase capital and operating expenses, negatively affecting our financial condition and results of operations.

We also have significant contractual obligations, including land and equipment leases, which could be adversely affected if commissioning or operations are delayed or unsuccessful. Moreover, our RPC services, including soil remediation and the extraction and sale of hydrocarbons recovered from contaminated properties, may not prove commercially successful. Any of these risks could materially and adversely impact our business, results of operations, cash flows, and financial condition.

We will continue to be subject to competition in our business segments.

We face competition across each of our business lines. In crude oil transportation, terminaling, and storage, we compete with numerous midstream operators, including large integrated companies with extensive pipeline networks and tank farms, greater financial resources, and the ability to offer more favorable terms. In our marketing and trading activities, we compete with well-capitalized integrated energy companies that benefit from broader trading platforms, established market relationships, and stronger credit profiles. In our remediation segment, once the RPC becomes operational, we expect competition from established waste treatment, recycling, and environmental service providers, as well as from alternative technologies that oil producers may adopt to reduce costs and from industries seeking substitutes to oil and gas.

The markets in which we operate are highly competitive and subject to rapid change. Many of our competitors benefit from stronger brand recognition, deeper customer relationships, and greater financial and operational resources, which allow them to adapt more quickly to changing conditions, pursue opportunities more aggressively, and allocate more to marketing, sales, and pricing initiatives. These competitive pressures could limit our ability to attract and retain customers and could adversely affect our business, financial condition, and results of operations.

We carry insurance coverage against liabilities for personal injury, commercial liability, pollution, death and property damage, but there is no guarantee this coverage will be sufficient to cover us against all claims.

Although, we maintain insurance coverage against liability for personal injury, commercial liability, pollution, death and property damage, however there can be no assurance that this coverage will be sufficient to fully cover such liabilities. We do not carry business interruption insurance and we may not be insured or fully insured against the potential losses that could arise from our operations. In addition, there can be no assurance that insurance for certain risks will remain available in the future on commercially reasonable terms, from our current carriers, or at existing coverage levels. If a loss occurs that is partially covered or completely uninsured, or if coverage becomes unavailable for any reason, we could be subject to significant liability, which may adversely affect our business.

We may be unable to adequately protect our proprietary rights.

Our ability to compete partly depends on the superiority, uniqueness and value of our intellectual property. To protect our proprietary rights, we rely on a combination of patents, copyrights, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite these efforts, our applications for patents may not be granted or, if granted, may be challenged or invalidated. Issued patents may not provide us with competitive advantages, and our protection efforts may not prevent misappropriation of our technology or the development of competing technologies. In addition, another party may obtain a blocking patent, which could force us to obtain a license or design around the patent in order to continue offering certain features or services.

We may become involved in lawsuits to protect or enforce our patents that would be expensive and time consuming.

In order to protect or enforce our intellectual property rights, we may initiate litigation or become subject to interference or opposition proceedings in patent and trademark offices. These matters are often expensive and time-consuming, and could divert our technical and management personnel from their normal responsibilities. An adverse determination could put our pending patent applications at risk of not being issued or limit our ability to protect existing rights. In addition, the discovery process in such proceedings creates a risk that some of our confidential information could be disclosed through documents, depositions, or testimony, which could materially and adversely affect our business and financial results.

Our business involves litigation risk, and we are currently involved in litigation that may impact our business.

The crude oil transportation and marketing business is capital- and regulatory-intense, and involves a substantial risk of litigation. We are currently involved in material litigation. While we endeavor to vigorously defend all claims against us, there is a risk that the outcomes or any or all of our current or future litigation may have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Because our operations depend on our ability to transport equipment to various locations, any increase in cost or disruption in the availability or reliability of transportation could adversely affect our business.

The availability and reliability of transportation and fluctuation in transportation costs could negatively impact our business. Transportation logistics may play an important role in the sale of our products and related services and in the oil industry generally. Delays and interruptions of transportation logistics services because of accidents, failure to complete construction of infrastructure, infrastructure damage, lack of capacity, weather-related problems, governmental regulation, terrorism, strikes, lock-outs, third-party actions or other events could impair the operations of our customers and may also directly impair our ability to commence or complete production or services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The lands on which we conduct our business operations must be properly zoned for our services. If they aren’t then it could impact our business.

The lands on which we conduct our business operations must comply with applicable zoning and land use regulations. Any existing and future violations, changes in zoning laws, or challenges by local authorities could limit our ability to operate, require costly modifications, or force us to relocate facilities. Such restrictions could adversely affect our business, financial condition, and cash flows.

Data security breaches are increasing worldwide. If we are the victim of such a breach it will materially impact our business.

We will collect and retain certain personal information provided by our employees and investors. We intend to implement certain protocols designed to protect the confidentiality of this information and periodically review and improve our security measures; however, these protocols may not prevent unauthorized access to this information. Technology and safeguards in this area are consistently changing and there is no assurance that we will be able to maintain sufficient protocols to protect confidential information. Any breach of our data security measures and disbursement of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect our business and financial performance.

We may indemnify our directors and officers against liability to us and holders of our securities, and such indemnification could increase our operating costs.

Our bylaws allow us to indemnify our directors and officers against claims associated with carrying out the duties of their offices. Our bylaws also allow us to reimburse them for the costs of certain legal defenses. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers or control persons, we have been advised by the SEC that such indemnification is against public policy and is therefore unenforceable. If our officers and directors file a claim against us for indemnification, the associated expenses could also increase our operating costs.

We may be subject to liability if our equipment, facilities, and assets do not perform as expected.

We may be exposed to liability if our equipment, facilities, or other assets fail to perform as intended. Contracts with customers typically grant rights regarding the condition and use of our products and services, and certain contractual or legal claims could arise in the event of equipment failure, defects, or accidents. Such claims could involve personal injury, death, property damage, or pollution. While we maintain insurance coverage, there can be no assurance that all risks are insured, that insurance will remain available on economically reasonable terms, or that our coverage limits will be sufficient. We may be liable for uninsured or underinsured claims, which could materially and adversely affect our business, financial condition, and results of operations.

Any accident at our facilities could subject us to substantial liability.

The manufacturing and operation of our equipment and assets involves hazards and risks which could disrupt operations, decrease production and increase costs. The occurrence of a significant accident or other event that is not fully insured could adversely affect our business, financial condition, results of operations and cash flows.

Business operations could be materially affected if key components are unavailable or supplier production is delayed.

Our ability to manufacture, maintain, and repair our facilities and transportation assets, as well as produce and market our products, depends on timely access to certain key components, some of which are available only from limited third-party suppliers. If these components become unavailable, are delayed, or cannot be acquired at competitive prices, our operations could be disrupted. The loss of a key supplier, or delays in obtaining shipments, could adversely affect our ability to meet contractual obligations, cause a loss of sales, and have a material adverse effect on our business, financial condition, and results of operations.

Any shortage of skilled labor or inability to secure qualified third-party contractors could materially disrupt our operations and adversely affect our business.

Our future growth may place demands on our financial, operational, and human resources, which could negatively affect our results of operations, cash flows, and financial position. Our ability to grow depends, in part, on our ability to attract, retain, and deploy skilled personnel. Any shortage of skilled labor could adversely impact productivity, increase costs, and limit our ability to expand production to meet demand.

We outsource certain aspects of our business to third-party contractors and rely on their ability to provide services in a timely and effective manner. If contractors fail to perform or if we are unable to secure qualified replacements, our operations could be disrupted, which may materially affect our business, financial condition, results of operations, and cash flows.

Union activities could adversely impact our business.

While none of our employees are currently unionized, future employees may seek union representation or collective bargaining agreements. Unionization could increase labor costs, reduce productivity, and raise the risk of work stoppages. Any work stoppage could disrupt operations and materially and adversely affect our business, financial condition, results of operations, and cash flows.

Future acquisitions may fail, be costly, or difficult to integrate, which could materially harm our business and stock value.

Our growth strategy includes acquiring additional companies, crude oil marketing strategies, and transportation or facility assets, but we may not be able to identify, negotiate, finance, or close acquisitions on acceptable terms, if at all. Even if acquisitions are completed, we may face challenges managing multiple businesses or integrating new operations, including differences in corporate culture, systems, personnel, or competitive environments. Acquisitions may also involve companies with limited operating histories, small market shares, reliance on key personnel, unpredictable operating results, litigation exposure, rapidly changing products, or significant capital requirements. Competition from other investors may further increase acquisition costs or limit available opportunities. Future acquisitions may fail to perform as expected, and any of these risks could materially and adversely affect our business, results of operations, financial condition, and the trading price of our common stock.

Our ability to grow and execute our core business operations may be limited.

Following the sale of certain non-core assets, our primary focus is on crude oil transportation, facilities services, marketing and trading, and remediation. While we intend to expand these operations, there can be no assurance that we will be successful in doing so. If we are unable to effectively execute our strategies, compete with larger market participants, or expand into new opportunities, our business plans, financial condition, and revenue growth could be materially and adversely affected.

We may have insufficient resources to cover our operating expenses and the expenses of raising money and consummating acquisitions.

We have limited cash to cover our operating expenses and to cover the expenses incurred in connection with money raising and a business combination. It is possible that we could incur substantial costs in connection with money raising or a business combination. If we do not have sufficient proceeds available to cover our expenses, we may be forced to obtain additional financing, either from our management or third parties. We may not be able to obtain additional financing on acceptable terms, if at all, and neither our management nor any third party is obligated to provide any financing. This could have a negative impact on our company and our stock price.

The conflict in Iran, which escalated sharply in late February 2026, has caused uncertainty in the energy markets.

As of May 2026, our business is subject to significant risks arising from the ongoing armed conflict involving the United States, Israel, and Iran, which has materially disrupted regional energy markets, critical infrastructure, and the maritime supply chains, which could impact our business in unforeseen ways. The conflict, which escalated sharply beginning in late February 2026, has resulted in the effective closure of the Strait of Hormuz — the world’s single most critical energy chokepoint — to most commercial shipping, with Iran threatening to fire on vessels attempting transit and commercial operators, major oil companies, and insurers having substantially withdrawn from the corridor. The closure has been characterized as the largest disruption to global energy supply since the 1970s energy crisis. These events could have an unknown impact on our business, our ability to obtain insurance at reasonable levels, and other potential unforeseen consequences.

Risks Related to our Common Stock

Although our shares of Common Stock are listed on The Nasdaq Capital Market, our shares of Common Stock are subject to potential delisting if we do not meet or continue to maintain the listing requirements of The Nasdaq Capital Market.

Our common stock is listed on Nasdaq; however, to keep our listing on Nasdaq, we are required to maintain: (i) a minimum bid price of $1.00 per share, (ii) a certain public float, (iii) a certain number of round lot shareholders and (iv) one of the following: a net income from continuing operations (in the latest fiscal year or two of the three last fiscal years) of at least $500,000, a market value of listed securities of at least $35 million or a stockholders’ equity of at least $2.5 million. Previously, we were not in compliance with Nasdaq’s $1.00 per share minimum bid price requirement, which caused us to be suspended from trading on Nasdaq. We recently regained compliance with Nasdaq’s $1.00 minimum bid price requirement and our Common Stock was re-listed on Nasdaq on April 27, 2026.

If our securities are ever delisted from Nasdaq, trading will most likely take place on the OTC Marketplace operated by OTC Markets Group Inc. An investor is likely to find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our Common Stock on an over-the-counter market, and many investors may not buy or sell our Common Stock due to difficulty in accessing over-the-counter markets, or due to policies preventing them from trading in securities not listed on a national exchange or other reasons, and our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our Common Stock is not traded on a national securities exchange. For these reasons and others, delisting would adversely affect the liquidity, trading volume and price of our Common Stock, causing the value of an investment in us to decrease and having an adverse effect on our business, financial condition and results of operations, including our ability to attract and retain qualified executives and employees and to raise capital.

Our Common Stock may be affected by limited trading volume and our share price may be volatile, which could adversely impact the value of our Common Stock.

There can be no assurance that an active trading market in our Common Stock will be maintained. Our Common Stock is likely to experience significant price and volume fluctuations in the future, which could adversely affect the market price of our Common Stock without regard to our operating performance and the market price of our common stock after this offering may drop below the price you pay. In addition, we believe that factors such as our operating results, quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets, including as the result of the domestic or global events, could cause the price of our Common Stock to fluctuate substantially. These fluctuations may also cause short sellers to periodically enter the market in the belief that we will have poor results in the future. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our Common Stock will be stable or appreciate over time.

This Prospectus contains forward-looking statements that are based on our current expectations, estimates and projections but are not guarantees of future performance and are subject to risks and uncertainties.

This Prospectus contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in these “Risk Factors” and elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this Annual Report. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

If we do not retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore shareholders may have difficulty selling their shares.

Conversion of our outstanding convertible notes could result in substantial dilution to existing stockholders and depress the market price of our common stock.

We currently have a number of outstanding convertible promissory notes with an aggregate face value of $22,325,229, plus interest, including the recent $15,000,000 Notes. In the event the holders of those notes elect to convert the amounts due under the notes into shares of our common stock, or we elect to make the payments due under the notes in shares of our common stock, such shares could be unrestricted if issued pursuant to an effective Registration Statement or if the shares underlying the conversion are eligible to issued free trading under Rule 144, and the conversion price per share could be lower than the then-current price of our common stock, which could lead to significant decreases in the price of our common stock if the holder of the notes sold such shares of common stock on the open market.

Although we do not believe that we are, or will be, an investment company covered by the Investment Company Act of 1940, if we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to engage in strategic transactions.

A company that, among other things, is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, trading or holding certain types of securities would be deemed an investment company under the Investment Company Act of 1940, as amended, (the “Investment Company Act”). Additionally, a company that is not and does hold itself out as being engaged primarily in the business of investing, reinvesting, owning, trading or holding certain types of securities may nevertheless be deemed an investment company under the Investment Company Act if more than 40% of such company’s assets are deemed to be “investment securities.”

We are not in the business of buying and selling securities of other companies. As our strategy had involved the Company investing in other companies, including Adapti, Inc., it is possible that we could be deemed an investment company, although, given the nature and extent of our business operations, we do not believe that we are or will be subject us to the Investment Company Act. Our investment in Adapti, Inc. arose from loan agreements that were settled in the form of equity because cash was not available for the borrowers to pay the loans in cash. The Company has not traded or sold any securities of other companies that it has acquired. For those LLCs for which the Company serves as manager, it has been disclosed in the business plan of these LLCs that their primary business is related to our administration, or our operations, or our proposed future operations. These entities do not engage in activities such as investing, reinvesting, owning, holding or trading “investment securities,” and neither the units of ownership for these entities, nor rights to royalties, have any market and are not traded, and such interests are accounted for at cost.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Presently, our “investment securities,” which include our holdings in Adapti, Inc., as well as certain entities described in our corporate structure, comprise approximately .22% of our total assets, which is below such 40% threshold. As our business continues to develop and production increases, the percentage of our total assets comprised of investment securities is expected to decline substantially; however, in the event that the percentage of our holdings in investment securities increases, we risk exceeding such 40% threshold and being deemed an investment company. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

If we are nevertheless deemed to be an investment company under the Investment Company Act, we may be subject to certain restrictions that may make it more difficult for us to complete a business combination, including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are only predictions and involve known and unknown risks and uncertainties, including the risks outlined under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

USE OF PROCEEDS

All of the shares of Common Stock being offered under this prospectus are being sold by or for the account of the Selling Stockholders. We will not receive any proceeds from the sale of the shares of Common Stock.

DESCRIPTION OF SECURITIES

The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our amended and restated articles of incorporation, as amended from time to time and currently in effect (the “Articles of Incorporation”) and our bylaws, as amended from time to time and currently in effect (the “Bylaws”), copies of which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on April 15, 2026, which is incorporated by reference herein.

General

We are authorized to issue 515,000,000 shares of capital stock, $0.001 par value per share, of which 500,000,000 are Common Stock and 15,000,000 are preferred stock (the “Preferred Stock”).

As of May 22, 2026, there were 4,295,647 shares of Common Stock outstanding and 96,731 shares of Preferred Stock outstanding, with all preferred stock being shares of Series A Convertible Preferred Stock.

Common Stock

Holders of our Common Stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purposes. Holders of our Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of Preferred Stock that we may designate and issue in the future. There are no redemption or sinking fund provisions applicable to our Common Stock. The holders of our Common Stock have no conversion rights. Holders of Common Stock have no preemptive or subscription rights to purchase any of our securities. The rights, preferences and privileges of holders of our Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future. Each holder of our Common Stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of Common Stock is entitled to cumulative votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to receive a pro rata share of our assets, which are legally available for distribution, after payments of all debts and other liabilities. All of the outstanding shares of our Common Stock are fully paid and non-assessable.

Exclusive Forum

Our Second Amended and Restated Articles of Incorporation, provides that, to the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, shall, to the fullest extent permitted by law, be the sole and exclusive forum for state law claims with respect to: (a) any derivative action or proceeding brought in the name or right of the Company or on its behalf, (b) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action arising or asserting a claim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of these Second Amended and Restated Articles of Incorporation or the bylaws or (d) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Second Amended and Restated Articles of Incorporation or the bylaws. The Second Amended and Restated Articles of Incorporation further provide that, for the avoidance of doubt, this exclusive forum provision shall not be applicable to any action brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of Article XV of the Second Amended and Restated Articles of Incorporation.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. There exists uncertainty, however, as to whether such forum selection provisions of our Second Amended and Restated Articles of Incorporation would be enforced by a court.

Anti-Takeover Effects of the Articles, the Bylaws and Nevada Law

We are a Nevada corporation and are generally governed by the Nevada Revised Statutes, or NRS. The following is a brief description of the provisions in our Articles of Incorporation, Bylaws and the NRS that could have an effect of delaying, deferring, or preventing a change in control of the Company.

The provisions of the NRS, our Articles of Incorporation, and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Combinations with Interested Stockholders

Nevada’s “combinations with interested stockholders” statutes, NRS 78.411 through 78.444, inclusive, prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Further, in the absence of prior approval certain restrictions may apply even after such two-year period. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” These statutes generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. Our Articles of Incorporation do not include such an election to opt-out of these provisions.

Acquisition of Controlling Interests

Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. Our Bylaws provide that these statutes do not apply to us. Absent such provision in our Bylaws, these laws would apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our Articles of Incorporation or Bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one fifth or more, but less than one third, (2) one third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply.

Articles of Incorporation and Bylaws

The provisions of our Articles of Incorporation and Bylaws, taken together with the applicable provisions of the NRS:

●	Authorize our board of directors to issue “blank check” Preferred Stock, the terms of which may be established and shares of which may be issued without stockholder approval;

●	Require the affirmative vote of not less than two thirds (2/3) of the voting power of all of the then outstanding shares of stock entitled to vote in the election of directors, voting as a single class, to adopt, amend alter or repeal our Bylaws; and

●	Do not provide for cumulative voting in the election of directors.

NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).

In addition, our authorized but unissued shares of Common Stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger or other transaction. Our authorized but unissued shares may be used to delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. Our board of directors is also authorized to adopt, amend or repeal our Bylaws, which could delay, defer or prevent a change in control.

Preferred Stock. We are authorized to issue 15,000,000 shares of preferred stock, par value $0.001. We have established one series of preferred stock, namely Series A Convertible Preferred Stock (the “Series A Preferred Stock”), which has 150,000 shares authorized and 96,731 shares outstanding. Our Preferred Stock is “blank check preferred” whereby our Board of Directors may create a series of preferred stock and set the rights and preferences of such Preferred Stock, without further shareholder approval. The availability or issuance of preferred shares in the future could delay, defer, discourage or prevent a change in control

Series A Convertible Preferred Stock

Rank

All shares of the Series A Preferred Stock rank (i) senior to our Common Stock and any other class or series of capital stock of ours subsequently created, the terms of which shall specifically provide that such class or series shall rank junior to the Series A Preferred Stock (each of the securities in clause (i) collectively referred to as “Junior Stock”) and (ii) pari passu with any class or series of capital stock of ours hereafter created and specifically ranking, by its terms, on par with the Series A Preferred Stock (“Parity Securities”), in each case as to dividend distributions or distributions of assets upon liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, whether voluntary or involuntary.

Dividend Rights

Each outstanding share of Series A Preferred Stock is entitled to receive, in preference to the Common Stock, cumulative dividends (“Preferential Dividends”), payable quarterly in arrears, at an annual rate of 6.0% of $1,000.00 per share of Series A Preferred Stock (the “Stated Value”). Preferential Dividends are be payable in shares of our Common Stock, with the first payment due on October 31, 2024. However, if any shares of Common Stock to be issued as a dividend to the holders of the Series A Preferred Stock would cause the holder to beneficially own more than 49.99% of our issued and outstanding Common Stock, such dividend will accrue and not be paid until such time as such issuance would not violate this limit, or upon a liquidation event, conversion, or redemption event.

We shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred Stock, declare a cash dividend, redeem or repurchase any equity interests ranking junior to the Series A Preferred Stock (subject to exceptions).

Liquidation Rights

Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of the Series A Preferred Stock will be entitled to receive distributions out of the assets of the Company, whether capital or surplus before any distributions shall be made on any shares of the Common Stock, in an amount per share equal to the greater of (i) the then-current Stated Value, and (ii) the amount that would have been received had such Series A Preferred Stock been converted immediately prior to such liquidation at the then effective conversion price. If such event occurs, the holders will be paid their distributions in like consideration, and in pro rata percentages, of what we receive in the liquidation event.

Voting Rights

The Series A Preferred Stock votes on an “as converted” basis, meaning the Series A Preferred Holders currently have 483,655 votes on all matters properly called before the Company’s Common Stock holders for a vote.

Conversion at the Option of the Holder

The Series A Preferred Stock is not convertible into Common Stock at the option of the holders.

Forced Conversion at the Option of the Company

We have the right, subject to the conversion limitations set forth above, at any time after original issue date, and without payment of additional consideration, to convert the aggregate Series A Stated Value of such shares, as well as accrued and accumulated but unpaid declared dividends on the Series A Preferred Stock (collectively the “Conversion Amount”) into fully paid and non-assessable shares of Common Stock of the Company (“Conversion Shares”). The “Conversion Price” of the Series A Preferred shall be $200 per share of Common Stock, subject to adjustment and except as otherwise set forth below. The conversion price is subject to standard adjustments for dividends, subdivisions, reclassifications or stock combinations.

Redemption

The Series A Preferred Stock is not redeemable.

Fundamental Transaction

If, at any time while the Series A Preferred Stock is outstanding, unless such transaction was announced by the Company in its filings with the SEC before the Closing, we enter into certain transactions (defined as “Fundamental Transactions” in the Series A Certificate of Designations, Preferences, Rights, and Limitations of Series A Convertible Preferred Stock of Vivakor filed February 14, 2025 as Filing No. 20254668363 with the Office of the Secretary of State of Nevada (the “Series A Certificate of Designation”), then after receipt of notice of such Fundamental Transaction in accordance with the Series A Certificate of Designation, then the successor entity to the Company must assume all the Company’s obligations under the Series A Certificate of Designation in a new class of stock, if necessary, or the holders of the Series A Preferred Stock acquire additional rights as set forth in the Series A Certificate of Designation.

BUSINESS

Business Overview

As previously disclosed in our periodic filings with the SEC, we historically reported two business segments: (i) crude oil transportation and (ii) facility services for terminaling and storage. In August 2024, we launched marketing and trading activities and began developing a remediation segment expected to commence operations in the third quarter of 2026. While marketing and trading and remediation activities were not previously presented as separate reportable segments in our prior periodic reports, this prospectus discusses our operations across four segment, crude oil transportation, terminaling and storage facility services, marketing and trading, and remediation, to reflect our evolving operational structure and anticipated future reporting.

Our transportation and terminaling and storage operations are anchored by one of the largest independent crude-oil trucking fleets in North America, the 45-mile Omega Gathering Pipeline in Oklahoma, and strategically located terminaling facilities in major producing basins. The marketing and trading division broadens market access by purchasing, blending, and reselling crude oil, condensate, and related products, while the forthcoming Remediation Processing Center in Texas will process oilfield waste and recover hydrocarbons, extending our platform into environmental solutions.

Principal Services

Crude Oil Transportation Segment

We operate a large independent crude oil trucking fleet in North America and maintain a diversified portfolio of complementary assets and facilities. This segment gathers, transports, and purchases crude oil, condensate, NGLs, and oil byproducts across the Permian Basin, Eagle Ford Shale, and the Anadarko Basin’s STACK Play. Our 45-mile Omega Gathering Pipeline forms the foundation of our integrated midstream platform, enabling efficient movement of production to downstream markets. Our 45-mile Omega Gathering Pipeline connects the Plains/P66 STACK Pipeline to the Cushing, Oklahoma storage hub, creating a scalable link between regional production and national markets.

Customers have included leading producers, marketers, and refiners such as Marathon Oil Company, ConocoPhillips, Phillips 66, BP, Civitas, and Validus.

Terminaling and Storage Facilities Segment

We operate strategically located gathering stations and terminals within the nation’s most active crude oil producing basins. Our portfolio includes ten crude oil pipeline injection truck stations, primarily in the Permian Basin, and two major terminaling facilities. These assets provide direct access to multiple demand centers and support producers with reliable takeaway capacity. Our facilities are supported by long-term commercial agreements, including minimum volume commitments and take-or-pay arrangements, which supports operational visibility into throughput and cash flows.

●	Colorado City, Texas Facility – Underpinned by a long-term “take-or-pay” agreement requiring a minimum of 100,000 barrels per month through 2031, with Jorgan Development, LLC, a related party affiliated with our Chairman, President, and Chief Executive Officer, James Ballengee.

●	Delhi, Louisiana Facility – Supported by minimum-volume and resale-margin commitments under agreements with third parties.

●	CP Omega Terminal – A 45-mile pipeline-connected terminal linked to the Plains/P66 STACK Pipeline and the Cushing hub, offering fee-based transportation and terminaling services under long-term producer contracts.

Marketing and Trading Segment

Launched in August 2024, our Marketing and Trading segment manages the purchase, aggregation, marketing, and resale of crude oil, condensate, natural gas liquids (“NGLs”), and refined products such as atmospheric tank bottoms and naphtha. Operating as a core component of our integrated midstream platform, the segment connects production, transportation, terminaling, and end-market delivery through our logistics network in Texas, Oklahoma, and Louisiana.

We generally purchase hydrocarbons from producers and counterparties at market-based index prices, less transportation and marketing fees, and resell them under contract to refiners, marketers, and end users. Through active scheduling and storage management, we seek to improve system utilization and provide reliable offtake solutions for our producer customers.

Once operational, our Remediation Processing Center (“RPC”) is expected to supply additional recovered hydrocarbons—including oil, condensate, and NGLs—for resale through this segment, further enhancing efficiency and diversifying our revenue streams across the value chain.

Remediation Processing Segment

Our Remediation Processing Center (“RPC”), located at the San Jacinto River & Rail Park in Harris County, Texas, is expected to begin operations in the third quarter of 2026. We expect this facility to process up to 800 tons per day of oilfield waste, tank bottoms, and contaminated soils, recover valuable hydrocarbons for resale through our marketing division, and include a truck and container washout station to generate additional revenue. The RPC and associated equipment are financed under a Master Agreement with Maxus Capital Group, LLC, and are designed to produce saleable byproducts such as condensate, propane, and butane, which we are intended to support the Company’s hydrocarbon recovery and environmental processing operations.

Market Opportunity and Competitive Position

According to industry research published by Mordor Intelligence and Fitch Ratings, the U.S. midstream sector is expected to experience continued growth through 2030, supported by rising crude oil and natural gas liquids production in major producing basins, including the Permian, Eagle Ford, and Anadarko regions. This growth is increasing demand for transportation, storage, processing, and related infrastructure services, while evolving regulatory and sustainability initiatives are driving increased interest in hydrocarbon recovery, recycling, and remediation technologies. (Sources: Mordor Intelligence, “United States Oil and Gas Midstream Market Report 2024–2029”; Fitch Ratings, “North American Midstream Energy Outlook 2025.”)

Our integrated platform includes transportation, terminaling, storage, marketing, and environmental processing operations positioned to support these industry trends. We maintain available transportation and terminaling capacity, strategically located facilities near major pipeline systems and demand centers, and commercial agreements that provide baseline throughput volumes while allowing us to pursue additional utilization opportunities. In addition, the planned Remediation Processing Center (“RPC”) is expected to expand our hydrocarbon recovery and environmental processing capabilities. We believe our infrastructure assets, commercial relationships, and geographic footprint position us to pursue additional operational and growth opportunities as production levels and environmental processing requirements continue to evolve.

Technologies

Our transportation, terminaling, and storage operations do not rely on proprietary technologies. For remediation operations, we own and/or license:

●	Three U.S. patents and pending foreign applications for contaminated soil remediation and hydrocarbon recovery.

●	Automation software enabling 24/7 remote operation of RPCs.

●	A license to upgrade hydrocarbons recovered during remediation.

These technologies position us to operate RPCs efficiently and create additional value through recovered hydrocarbons.

Competitive Strengths

We believe the following competitive strengths support our integrated midstream platform and position us to pursue long-term growth opportunities:

●	Integrated Midstream Platform: Our operations span transportation, terminaling, storage, marketing, and planned remediation services, allowing us to provide integrated solutions across the crude oil value chain and enhance operational coordination across our assets.

●	Strategic Infrastructure Footprint: Our terminals, injection stations, trucking operations, and pipeline assets are strategically located near key producing regions, including the Permian, STACK, and Eagle Ford Basins, providing customers with transportation access, takeaway capacity, and connectivity to major demand centers.

●	Contracted and Recurring Revenue Base: Long-term commercial agreements, including our Colorado City terminal agreement and our Delhi terminal-related arrangements, provide baseline throughput volumes and support operational visibility.

●	Environmental Processing Capabilities: The planned Remediation Processing Center (“RPC”) is expected to expand our hydrocarbon recovery, recycling, and environmental processing capabilities in response to evolving regulatory and sustainability initiatives within the energy sector.

●	Acquisition and Integration Experience: We have expanded our operations through strategic acquisitions intended to enhance integration, broaden service offerings, and increase operational scale across our midstream platform.

Growth Strategies

Our growth strategy is focused on increasing utilization of existing assets, expanding operational integration across our platform, and selectively pursuing additional growth opportunities in key producing regions.

We intend to pursue the following strategic initiatives:

●	Increase Asset Utilization. Continue integrating transportation, terminaling, storage, and marketing activities to improve throughput volumes, operational efficiency, and asset utilization across our platform.

●	Expand Infrastructure Connectivity. Increase volumes under existing commercial agreements, pursue complementary infrastructure opportunities, and expand connectivity to key producing regions and end markets.

●	Develop Environmental Processing Operations. Complete commissioning of the Remediation Processing Center (“RPC”) in Texas and evaluate additional environmental processing and recycling opportunities in strategic operating regions.

●	Pursue Selective Acquisitions. Evaluate acquisitions of complementary midstream and related infrastructure assets intended to expand operational scale and geographic reach.

●	Enhance Customer Relationships. Continue providing integrated service offerings designed to support customer retention, increase utilization opportunities, and strengthen commercial relationships.

Key Transactions

Terminals Acquisition (2022)

On August 1, 2022, Vivakor acquired all of the membership interests in Silver Fuels Delhi, LLC (“SFD”) and White Claw Colorado City, LLC (“WCCC”), making these entities wholly owned subsidiaries (the “Terminals Acquisition”). The purchase price was approximately $32.9 million, paid in a combination of 3,009,552 shares of common stock, secured three-year promissory notes, and the assumption of certain liabilities. The sellers are beneficially owned by James Ballengee, who subsequently became Vivakor’s Chairman, President, and Chief Executive Officer, and principal shareholder.

The acquisition expanded the Company’s terminaling, storage, and crude oil logistics infrastructure operations and established a foundation for the Company’s broader midstream business strategy.

Endeavor Entities Acquisition (2024)

On October 1, 2024, Vivakor acquired all issued and outstanding interests in Endeavor Crude, LLC, Equipment Transport, LLC, Meridian Equipment Leasing, LLC, and Silver Fuels Processing, LLC (collectively, the “Endeavor Entities”), making them wholly owned subsidiaries (the “Endeavor Entities Acquisition”). The total purchase price was $116.3 million, including assumed debt and a performance adjustment, payable through a combination of common stock and Series A Convertible Preferred Stock. These sellers are also beneficially owned by James Ballengee.

The acquisition significantly expanded the Company’s integrated midstream transportation and logistics operations.

In connection with this acquisition, Vivakor restructured its corporate operations under Vivakor Operating, LLC (“OpCo”) and Vivakor Administration, LLC (“AdminCo”), which now manage all operational, management, and administrative decisions, consolidating financial results across subsidiaries.

Strategic Divestiture of Non-Core Operations (2025)

Following the Endeavor Entities Acquisition, the Company conducted a strategic review of its operations and asset portfolio to further align its business with its core midstream infrastructure and environmental services strategy.

As a result of this review, on July 30, 2025, the Company sold certain non-core business units of the meridian Equipment Leasing, LLC and Equipment Transport, LLC, including produced water trucking operations previously acquired as part of the Endeavor Entities Acquisition. The transaction was completed for approximately $11,058,235, paid through the cancellation of outstanding shares of Series A Preferred Stock.

The divestiture was undertaken to streamline operations and allow the Company to focus on its core midstream transportation, terminaling, crude oil logistics, and environmental processing activities. In connection with the transaction, certain pre-closing asset and liability transfers were completed to comply with debt covenant requirements and support continuity of the Company’s crude oil-focused operations. Following closing, amendments were made to related Transition Services Agreements and Promissory Note arrangements to reflect revised operational relationships and ongoing business activities.

Kuwait RPC Operations

Vivakor’s proprietary Remediation Processing Center (“RPC”) technology was developed to recover hydrocarbons from oil-contaminated waste materials and was initially deployed in Kuwait trial operations. The Company previously planned to deploy RPC units in Kuwait as part of the United Nations-funded Kuwait Environmental Remediation Project (“KERP”), which was designed to remediate oil-contaminated soil resulting from the Gulf Wars.

During initial trials with Kuwait Oil Company (“KOC”), the RPC process reduced oil concentrations in contaminated soil from levels as high as 18% to as low as 0.02%, resulting in a Category A approval from KOC, the highest remediation classification for contamination levels of that magnitude.

Subsequent subcontractor changes delayed project execution, and no definitive agreement with KOC was finalized during 2024. As a result, the Company recorded impairment charges of approximately $7.0 million related to the Kuwait RPC units and approximately $1.5 million related to an ancillary nanosponge license.

Although discussions with KOC remain ongoing, there can be no assurance that a definitive agreement will be reached or that Kuwait operations will commence.

Current Material Subsidiary Structure

Corporate & Administrative Operations

●	Vivakor Operating, LLC (Texas)

●	Vivakor Administration, LLC (Texas)

●	Vivakor Midstream, LLC (Texas)

●	Empire Energy Acquisition Corp. (Delaware)

Transportation Operations

●	Vivakor Transportation, LLC (Texas)

●	Endeavor Crude, LLC (Texas)

●	Gonzales Oilfield Truck & Equipment, LLC (Texas)

●	CPE Gathering Midcon, LLC (Delaware)

●	ET EmployeeCo, LLC (Delaware)

Facilities Operations

●	VM Facilities, LLC (Texas)

●	Silver Fuels Processing, LLC (Texas)

●	Silver Fuels Delhi, LLC (Louisiana)

●	White Claw Colorado City, LLC (Texas)

●	VivaVentures Remediation Corporation (Texas)

Marketing Operations

●	Vivakor Supply & Trading, LLC (Texas)

Legacy Businesses

●	VivaVentures Management Company, Inc. (Nevada)

●	International Metals Exchange, LLC (Nevada)

●	VivaVentures Royalty II, LLC (Nevada)

●	VivaVentures Energy Group, Inc. (Nevada, 99.95% owned)

●	VivaVentures Oil Sands, Inc. (Utah)

●	Vivakor Company LLC (Qatar, 49% owned)

●	Vivakor Middle East, LLC (Qatar, 49% owned)

●	RPC Design and Manufacturing, LLC (Utah, non-controlling interest from VivaOpportunity Fund, LLC)

●	VivaOpportunity Fund, LLC (Utah)

Regulations Affecting our Business

Our business is subject to federal, state and local laws, regulations and policies, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Exploration and production activities are also subject to federal, state and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of exploration methods and equipment. Environmental and other legal standards imposed by federal, state or local authorities are constantly evolving, and typically in a manner which will require stricter standards and enforcement, and increased fines and penalties for noncompliance. Such changes may prevent us from conducting planned activities or increase our costs of doing so, which would have material adverse effects on our business. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages that we may not be able to or elect not to insure against due to prohibitive premium costs and other reasons. Unknown environmental hazards may exist at our facilities, or we may acquire properties in the future that have unknown environmental issues caused by previous owners or operators, or that may have occurred naturally.

We are subject to actions taken by the federal or state governments, such as executive orders, tariffs on imported goods and commodities, or new or expanded regulations, that may impact future energy production in the U.S. Our business and revenues are also sensitive to changes in laws and regulations (or the interpretation thereof) related to hydraulic fracturing, accessing water, disposing of wastewater, carbon pricing, pipeline construction, taxation or emissions, leasing, permitting or drilling and various other environmental matters. These actions may affect the price or and demand for the transportation, facility, and marketing services we offer. Likewise, any acceleration of the domestic and/or international transition to a low-carbon economy as a result of the Inflation Reduction Act, Pub. L. 117-169, or due to other law, may impact the price of and demand for our services.

Failure to comply with applicable federal, state, local or foreign laws or regulations could subject our company to enforcement action, including product seizures, recalls, withdrawal of marketing clearances and civil and criminal penalties, any one or more of which could have a material adverse effect on our company’s businesses. We believe that our company is in substantial compliance with such governmental regulations.

Intellectual Property

We own or license intellectual property related primarily to hydrocarbon recovery, remediation processing, and related environmental technologies, including issued patents and pending international patent applications associated with our Remediation Processing Center (“RPC”) operations.

Our intellectual property portfolio includes:

●	U.S. Patent No. 9,272,920 relating to ammonia production technology;

●	U.S. Patent No. 10,913,903 relating to flash evaporator systems used to separate bitumen and hydrocarbon condensate;

●	U.S. Patent No. 10,947,456 relating to systems for extraction of bitumen from oil sands materials; and

●	Pending international patent applications in Kuwait and Saudi Arabia relating to hydrocarbon recovery and condensate recycling processes.

Certain legacy patents previously held by the Company, including U.S. Patent No. 7,282,167, expired in July 2025.

We also utilize automation software designed to support remote operation of RPC systems and maintain licenses related to hydrocarbon upgrading technologies used in remediation operations.

Employees

As of the date of this prospectus, we employ approximately 20 people, including our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, several vice presidents, and approximately 4 administrative and operational support staff, as well as independent contractors. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced a work stoppage, and management believes our relations with employees are satisfactory.

Summary of Property

Through a subsidiary, we currently lease executive office space in Dallas, Texas.

We own the following properties through various subsidiaries:

●	Approximately 9.4 acres in Richland Parish, Louisiana, underlying our Delhi, Louisiana facility.

●	Approximately 7 acres in Scurry County, Texas, underlying our Colorado City, Texas terminal facility.

●	Easements and rights of way covering approximately 45 miles related with the Omega Gathering Pipeline.

In addition, we lease land or hold access rights for the operation of ten crude oil pipeline injection truck stations in Texas, New Mexico, and North Dakota through an operating subsidiary in our facilities segment. We believe these facilities are in good condition. Another operating subsidiary leases a portion of approximately 58.8 acres of land in Frio County, Texas, used for a truck yard, office, and shop, and we also lease approximately five acres in Ward County, Texas for a truck yard and shop.

Harris County, Texas: Vivaventures Remediation Corp. (“VRC”) leased approximately 3.4 acres in Harris County, Texas for the planned installation of RPC equipment under a 126-month lease agreement with extension options. In July 2025, the landlord asserted a default under the lease and terminated VRC’s possession rights. The Company is currently negotiating with the landlord regarding reinstatement of possession and resolution of the alleged default.

History

We were originally organized on November 1, 2006 as a limited liability company in the State of Nevada as Genecular Holdings, LLC. The name was changed to NGI Holdings, LLC on November 3, 2006. On April 30, 2008, we converted to a Nevada corporation and changed our name to Vivakor, Inc. pursuant to Vivakor, Inc. was originally organized on November 1, 2006 as a Nevada limited liability company under the name Genecular Holdings, LLC. On November 3, 2006, the company changed its name to NGI Holdings, LLC. On April 30, 2008, the company converted into a Nevada corporation and changed its name to Vivakor, Inc.

On August 1, 2022, the Company acquired all of the issued and outstanding membership interests in Silver Fuels Delhi, LLC (“SFD”) and White Claw Colorado City, LLC (“WCCC”), making those entities wholly owned subsidiaries (the “Terminals Acquisition”). The acquisition expanded the Company’s terminaling, storage, and crude oil logistics infrastructure operations. The purchase price was approximately $32.9 million, paid through a combination of common stock, secured promissory notes, and the assumption of certain liabilities. The sellers are beneficially owned by James Ballengee, the Company’s Chairman, President, Chief Executive Officer, and principal shareholder.

On October 1, 2024, the Company acquired all of the issued and outstanding interests in Endeavor Crude, LLC, Equipment Transport, LLC, Meridian Equipment Leasing, LLC, and Silver Fuels Processing, LLC (collectively, the “Endeavor Entities”), making those entities wholly owned subsidiaries (the “Endeavor Entities Acquisition”). The acquisition significantly expanded the Company’s integrated midstream transportation, logistics, environmental processing, and crude oil marketing operations. The total purchase price was approximately $116.3 million, including assumed debt and performance adjustments, payable through a combination of common stock and Series A Preferred Stock. The sellers are also beneficially owned by James Ballengee.

In connection with the Endeavor Entities Acquisition, the Company reorganized its operations under Vivakor Operating, LLC (“OpCo”) and Vivakor Administration, LLC (“AdminCo”), which manage operational, management, and administrative functions across the Company’s subsidiaries.

Following the Endeavor Entities Acquisition, the Company conducted a strategic review of its operations and asset portfolio to further align its business with its core midstream infrastructure and environmental services strategy. As a result of this review, on July 30, 2025, the Company sold certain non-core business units of Meridian Equipment Leasing, LLC and Equipment Transport, LLC, including produced water trucking operations previously acquired as part of the Endeavor Entities Acquisition. The transaction was completed for approximately $11.1 million through the cancellation of outstanding shares of Series A Preferred Stock.

The Company continues to develop its remediation processing operations through its proprietary Remediation Processing Center (“RPC”) technology, which is designed to recover hydrocarbons from oil-contaminated waste materials and support environmental processing and recycling activities.

LEGAL PROCEEDINGS

Vivakor, Inc. v. Al-Dali International General Trading and Contracting Company, et al., Case No. JDFC603 251052410 (Kuwait Court of First Instance, Mar. 25, 2025)—Plaintiff, Vivakor, Inc., has asserted claims for breach of contract, unjust enrichment, and injunctive relief against Defendants Al-Dali Global Trading and Contracting Company, Al-Sayer Construction General Trading and Contracting Company, and Kuwait Oil Company relating to the placement and operation of oilfield remediation processing equipment in Kuwait. Plaintiff seeks total damages in excess of $15,000,000.00.

Vivakor, Inc., et al., v. Unique Funding Solutions, LLC et al., Cause No. DC-25-05926 (95th Dist. Ct., Dallas Cty., Tex.—April 15, 2025)—Plaintiffs allege fraud, fraudulent liens, fraudulent inducement, conversion, money had and received, and seek a declaratory judgment relating to claims of Defendants for payment on a receivables factoring contract claiming damages in excess of $5 million. The case is in initial pleadings. Plaintiffs intend to vigorously pursue the case. The parties are in the process of settling this litigation through mediation.

AE Systems, LLC v. VivaVentures Remediation Corporation, (In re AE Systems, LLC) Ch. 7 Case No. 25-30186, Adv. No. 460285 (Bankr. S.D. Tex., filed Aug. 8, 2025)—Debtor claims breach of contract and damages of $156,356.00 for goods provided and services performed at Defendant’s site in Harris County, Texas. Defendant has contested the amount due on grounds that Debtor materially breached with their contract. Defendant has contested Debtor’s claims. No amount has been reserved in connection with the dispute.

Echo Contracting, LLC v. CPE Gathering Midcon, LLC, et al., Case No. CJ-2025-73 (Dist. Ct., Blaine Cty., Okla.—Feb. 14, 2025)—Plaintiff Echo Contracting asserted claims of breach of contract, quantum meriut, and foreclosure of mechanics and materialmen’s lien filed in Blaine County against properties of Defendants. Defendants CPE Gathering Midcon, LLC and Vivakor, Inc. settled such claims pursuant to confidential agreement on March 28, 2025. Co-Defendant Validus Energy II Midcon, LLC prevailed upon a motion to consolidate Case No. CJ-2025-7 with the proceeding involving YellowJacket Services, LLC. Defendant and Cross-Plaintiff Validus Energy II Midcon, LLC has levied claims for breach of contract, declaratory judgment, indemnification, contribution, and unjust enrichment against Defendants CPE Gathering Midcon, LLC and Vivakor, Inc. and seeks damages of more than $500,000.00, plus attorneys fees and costs of court. Defendants CPE Gathering Midcon, LLC, Vivakor, Inc., and Validus Energy II Midcon, LLC prevailed on motions against consolidated Plaintiff YellowJacket Services, LLC to remove liens against property of Validus Energy II Midcon, LLC and to compel arbitration against Defendants CPE Gathering Midcon, LLC and Vivakor, Inc. Claims of Plaintiff YellowJacket Services, LLC against Defendants CPE Gathering Midcon, LLC and Vivakor, Inc. are stayed pending arbitration, while claims of Defendant and Cross-Plaintiff Validus Energy II Midcon, LLC are proceeding.

Kush Properties, LLC d/b/a Motel 6 – Floresville d/b/a Eagle Ford Inn, et al., v. Endeavor Crude, LLC, et al Case No. CVW2505285 (81st Dist. Ct. Wilson Cty., Tex.—May 8, 2025) —Plaintiff alleges breach of contract, unjust enrichment, suit on sworn account, fraud, fraudulent inducement, and negligent misrepresentation relating to lodging charges for truck drivers, seeking $256,070.00, plus attorneys fees, costs of court, and pre- and post-judgment interest. Defendants’ are vigorously contesting the claims. The parties are in the process of settling this litigation.

Misty Kitson, Blaine County Assessor v. Meridian Equipment Leasing, LLC, Case No. EQ-2023-57 (Ct. of Tax Review, Okla.—Aug. 2, 2023)—Plaintiff governmental taxing authority seeks appeal of Defendant’s fair cash value valuation of certain personal property in Blaine County, Oklahoma. Plaintiff seeks a property tax valuation of $27,463,542.00 in contrast to Defendant’s valuation of $4,000,000.00, and overdue taxes in excess of $1,126,005.22, plus statutory interest, penalties, and fees. The case is in discovery.

MV Purchasing, LLC et al., v. Endeavor Crude, LLC, et al., v. Unique Funding Solutions, LLC, et al., No. 3:25-cv-01112-K (U.S. Dist. Ct.—N. Tex.)—Plaintiffs Endeavor Crude, LLC, et al., assert claims for fraud, fraudulent misrepresentation, unjust enrichment, and declaratory relief for more than $1.5 million relating to an accounts receivable factoring contract. Cross-plaintiffs MV Purchasing, LLC and Echo Canyon Energy Products Supply, LLC assert claims for declaratory relief. Cross-plaintiffs and Defendants Unique Funding Solutions, LLC, Rocket Capital NY LLC, and Regain Group LLC assert claims of breach of contract against Defendants Endeavor Crude, LLC, et al., seek declaratory relief against Cross-plaintiffs MV Purchasing, LLC and Echo Canyon Energy Products Supply, LLC, and collectively seek damages in excess of $3,000,000. Defendants Endeavor Crude, LLC, et al., are vigorously defending the case.

Novella Strmiska v. Endeavor Crude, LLC, et al., Case No. 25-01-00013-CVK (81st Dist. Ct., Karnes Cty., Tex.—Jan. 27, 2025)—Plaintiff obtained a default judgment for breach of contract, trespass to land, trespass to chattels, negligence, and unjust enrichment, for $256,717.00 USD, plus post-judgment interest, attorneys fees, and costs of court.

Texas Premier Resources, LLC et al., v. Vivakor, Inc., et al., Cause No. 2025-39438 (190th Dist. Ct., Harris Cty., Tex.—Jun. 16, 2025)—Plaintiffs have asserted claims for breach of contract, fraud, fraudulent misrepresentation, and alter ego, and seek damages in excess of $5,000,000.00, plus attorneys fees and costs of court, and injunctive relief to compel the purchase of Plaintiff’s business and property. Defendants are vigorously contesting the case.

Viva Wealth Fund I, LLC v. Vivakor, Inc., et al., Case No. 30-2025-01469418-CU-FR-WJC (Sup. Ct., Orange Cty., Cal.—Mar. 21, 2025)—Plaintiff alleges fraud, conversion, unfair competition, tortious interference in contractual relations, interference with prospective economic advantage, money had and received, breach of contract, constructive fraudulent transfer, among other counts, and seeks declaratory relief and damages in excess of $50 million relating to equipment purchased by Plaintiff and leased to Defendant VivaVentures Remediation Corporation. Defendants intend to vigorously contest the case.

VivaVentures Remediation Corp. v. Viva Wealth Fund I, LLC, Case No. 250907053 (Dist. Ct., Salt Lake City, Utah—August 27, 2025)—Plaintiff, a Vivakor subsidiary, alleges breach of contract, breach of the covenant of good faith and fair dealing, quantum meruit, and unjust enrichment against Defendants, seeking damages exceeding $5.3 million, plus attorney’s fees and costs of court, relating to a lease for RPC equipment. Defendant has not yet responded.

Tyler Nelson v. Vivakor, Inc., et al., Case No. 30-2025-01503021-CU-OE-CJC (Sup. Ct. Orange Cty., Cal.—Aug. 11, 2025)—Plaintiff, former Chief Financial Officer of the Company, its subsidiary, and certain unnamed defendants for claims of breach of contract, breach of implied covenant in contract, and claims related to failure to pay wages, alleging total damages of $2,154,158.47, plus interest, attorneys fees, and costs of court. On November 5, 2025, the Company entered into a Settlement Agreement (the “Nelson Settlement Agreement”) with Tyler Nelson (“Nelson”), in order to settle claims made by Nelson that he was not paid for work performed for the Company, which claims formed the basis of a lawsuit entitled Tyler Nelson v. Vivakor, Inc., et al., Case No. 30-2025-01503021-CU-OE-CJC (Sup. Ct. Orange Cty., Cal.—Aug. 11, 2025) (the “Nelson Lawsuit”). Under the terms of the Nelson Settlement Agreement the Company was obligated to pay Nelson as full satisfaction of all alleged wage losses and alleged non-wage damages: (i) $250,000 on or before November 5, 2026, (ii) $100,000 within 30 days from the date of the Nelson Settlement Agreement, (iii) $100,000 within 60 days from the date of the Nelson Settlement Agreement, and (iv) $1,550,000 within 90 days from the date of the Nelson Settlement Agreement. The Company paid Nelson the initial $250,000 payment. Nelson was formerly the Company’s Chief Financial Officer and a Director. As a result of the Nelson Settlement Agreement, all dates and deadlines related to the Nelson Lawsuit have been taken off calendar by the Court, which will retain jurisdiction of the Nelson Lawsuit through the final payment of the Nelson Settlement Agreement consideration. The Company made the first three payments under the Nelson Settlement Agreement but did not make the final $1,550,000 payment. As a result, the Plaintiff entered the stipulated judgment against the Company and is attempting to collect the remaining amount owed from the Company, its subsidiaries and certain of its executive officers.

SRAX, Inc. v. Vivakor, Inc., et al., Case No. 2023CUB014131 (Sup. Ct. Ventura Cty., Cal.—Sept. 18, 2023)—Plaintiff asserts claims for breach of contract for Defendant’s failure to pay Plaintiff for financial technology services. Plaintiff obtained a default judgment. Defendant has filed a motion to set aside the default judgment, which is pending before the court.

Herminio Adriano, etal v. Vivakor, Inc. etal, Case No 8:26-cv-00485-DOC (US District Court Central District of California Southern Division)- Plaintiff asserts claims for Securities violations related to Vivakor’s role in fundraising for the construction of certain assets that were to be constructed and leased back to Vivakor. Vivakor is vigorously defending the case.

In the ordinary course of business, we are from time to time involved in various pending or threatened legal actions. The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon our financial condition and/or results of operations. However, in the opinion of our management, other than as set forth herein, matters currently pending or threatened against us are not expected to have a material adverse effect on our financial position or results of operatio

LEGAL MATTERS

The validity of the shares of Common Stock offered by the prospectus will be passed upon by Law Offices of Craig V. Butler. As of the date of this filing, Craig V. Butler does not own any shares of our common stock.

EXPERTS

The consolidated financial statements of Vivakor, Inc. as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and 2024, have been audited by Urish Popeck & Co., LLC, independent registered public accounting firm, as stated in their report (which includes and explanatory paragraph as to the Company’s ability to continue as a going concern). Such consolidated financial statements of Vivakor, Inc. and subsidiaries are incorporated in this prospectus in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND

RELATED STOCKHOLDER MATTERS

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “VIVK.”

Transfer Agent

The transfer agent and registrar for our Common Stock is Empire Stock Transfer, Inc. The transfer agent’s address and phone number is: 1859 Whitney Mesa Dr., Henderson, NV 89014, telephone number: (702) 818-5898.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to us and our securities, reference is made to our SEC filings and the Registration Statement and the exhibits and schedules to the Registration Statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved.

In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at www.sec.gov. The Registration Statement, including all exhibits and amendments to the Registration Statement, has been filed electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the web site of the SEC referred to above. We also maintain a website at www.vivakor.com, where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

VIVAKOR, INC.

VIVAKOR, INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025 AND 2024

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Vivakor, Inc.

Dallas, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Vivakor, Inc. (the “Company”) as of December 31, 2025 and December 31, 2024, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has a significant working capital deficiency, suffered significant recurring losses from operations, and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Urish Popeck & Co., LLC

We have served as the Company’s auditor since 2024.

Pittsburgh, PA

April 15, 2026

VIVAKOR, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$265,019	$651,022
Cash - restricted	1,830,877	3,025,970
Accounts receivable, net of allowance for credit losses of $0 at December 31, 2025 and December 31, 2024, respectively	3,525,138	1,626,994
Accounts receivable - related party	1,439,228	4,599,094
Prepaid expenses	832,766	1,204,790
Marketable securities	247,913	661,101
Inventories	82,425	205,529
Total current assets	8,223,366	11,974,500

Other assets	491,221	3,608,067
Notes receivable	279,560	242,714
Property and equipment, net	58,297,200	100,039,371
Right of use assets - operating leases	494,755	4,920,454
Intellectual property, net	7,522,772	8,348,703
Customer relationships, net	38,184,057	43,021,022
Goodwill	-	68,885,853
Total assets	$113,492,931	$241,040,684

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$13,976,431	$34,339,161
Accounts payable and accrued expenses - related parties	1,832,625	831,984
Accrued compensation	41	1,249,099
Unearned revenue	9,107,297	9,107,297
Operating lease liabilities, current	272,469	2,636,151
Finance lease liabilities, current	9,101,852	4,267,396
Loans and notes payable, current	7,443,434	38,963,796
Loans and notes payable, current - related parties	3,616,401	22,108,339
Derivative liabilities	9,062,320	-
Other liabilities	7,103,109	-
Total current liabilities	61,515,979	113,503,223

Operating lease liabilities, long term	222,285	2,190,351
Finance lease liabilities, long term	-	5,135,601
Loans and notes payable, long term	7,864,226	4,938,484
Loans and notes payable, long term - related parties	6,701,887	-
Deferred tax liability	-	154,381
Total liabilities	76,304,377	125,922,040

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 15,000,000 shares authorized, 96,731 and 107,789 outstanding as of December 31, 2025 and December 31, 2024	97	108
Common stock, $0.001 par value; 500,000,000 shares authorized; 2,013,106 and 208,546 were issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	402,625	41,709
Additional paid-in capital	245,199,730	208,167,537
Treasury stock, at cost	(20,000)	(20,000)
Accumulated deficit	(204,269,519)	(88,951,426)
Total Vivakor, Inc. stockholders’ equity (deficit)	41,312,933	119,237,928
Noncontrolling interest	(4,124,379)	(4,119,284)
Total stockholders’ equity (deficit)	37,188,554	115,118,644
Total liabilities and stockholders’ equity (deficit)	$113,492,931	$241,040,684

See accompanying notes to consolidated financial statements

VIVAKOR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,
	2025	2024
Revenues
Revenues	$84,193,403	$58,612,151
Revenues - related party	20,225,406	31,199,089
Total revenues	104,418,809	89,811,240
Cost of revenues	66,672,658	79,592,036
Gross profit	37,746,151	10,219,204
Operating expenses:
Sales and marketing	8,220	15,268
General and administrative	43,014,172	12,206,031
Impairment expense	40,569,772	8,632,773
Amortization and depreciation	17,981,914	11,360,425
Total operating expenses	101,574,078	32,214,497
Gain (loss) from operations	(63,827,927)	(21,995,293)

Other income (expense):
Unrealized gain (loss) on marketable securities	(413,188)	165,275
Gain (loss) on disposition of assets	(1,219,913)	57,200
Gain on deconsolidation of subsidiary	-	177,550
Loss on conversion of debt	(17,403,367)	-
Interest income	73,474	60,364
Interest expense	(26,668,529)	(4,695,234)
Interest expense - related parties	(444,333)	(121,458)
Other income (loss)	(216,151)	127,540
Total other income (expense)	(46,292,007)	(4,228,763)
Loss before provision for income taxes	(110,119,934)	(26,224,056)
Provision for income taxes	(117,004)	(126,869)
Consolidated net loss	(110,236,938)	(26,350,925)
Less: Net loss attributable to noncontrolling interests	(5,095)	(4,161,105)
Net loss attributable to Vivakor, Inc.	$(110,231,843)	$(22,189,820)

Series A Preferred Stockholder Dividends	5,086,250	853,200
Net loss to common shareholders	$(115,318,093)	$(23,043,020)

Basic and diluted net loss per share	$(318.01)	$(151.32)

Basic and diluted weighted average common shares outstanding	362,628	152,285

See accompanying notes to consolidated financial statements

VIVAKOR, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Common Stock		Additional Paid-in	Treasury	Accumulated	Non-controlling	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Interest	Equity
January 1, 2024	-	$-	26,220,508	$26,221	$83,097,553	$(20,000)	$(65,908,406)	$41,821	$17,237,189
Issuance of common stock for services	-	-	633,292	633	735,017	-	-	-	735,650
Issuance of common stock for cash	-	-	2,667,568	2,667	1,422,333	-	-	-	1,425,000
Issuance of common stock for a reduction of liabilities	-	-	700,000	700	858,590	-	-	-	859,290
Issuance of common stock on conversion of debt	-	-	1,903,095	1,903	2,225,590	-	-	-	2,227,493
Issuance of warrants for services	-	-	-	-	92,522	-	-	-	92,522
Stock based compensation	-	-	2,203,299	2,203	2,549,756	-	-	-	2,551,959
Stock based compensation - Consultant	-	-	13,157	13	19,985	-	-	-	19,998
Series A Preferred Stock issued as part consideration for the purchase of the Endeavor Entities	107,789	108	-	-	105,897,709	-	-	-	105,897,709
Common stock issued as part consideration for the purchase of the Endeavor Entities	-	-	6,724,291	6,724	10,415,927	-	-	-	10,422,651
Common stock distributable - Series A Preferred Stock Dividends	-	-	643,980	645	852,555	-	(853,200)	-	-
Net loss	-	-	-	-	-	-	(22,189,820)	(4,161,105)	(26,350,925)
January 1, 2025	107,789	$108	208,546	$41,709	$208,167,537	$(20,000)	$(88,951,426)	$(4,119,284)	$115,118,644
Issuance of common stock for cash, net of offering costs	-	-	266,329	53,266	9,603,719	-	-	-	9,656,985
Issuance of common stock for a reduction of liabilities			2,999	600	719,042		-		719,642
Issuance of common stock for legal settlement			57,057	11,412	1,975,649				1,987,061
Stock based compensation			11,728	2,346	1,507,659		-		1,510,005
Stock based compensation - consultant			49,115	9,824	1,898,177		-		1,908,001
Common stock issued - Series A Preferred Stock Dividends			30,179	6,036	4,860,214		(4,866,250)		-
Common stock distributable - Series A Preferred Stock Dividends	-	-	157,143	31,429	188,571	-	(220,000)	-	-
Shares issued with debt	-	-	8,750	1,751	1,447,473	-	-	-	1,449,224
Shares issued with debt conversion			1,221,261	244,252	16,319,397		-		16,563,649
Consideration received for divestiture	(11,058)	(11)	-	-	(10,814,449)	-		-	(10,814,460)
Excess of consideration for divestiture over net assets transferred	-	-	-	-	9,326,741	-		-	9,326,741
Net loss	-	-	-	-	-	-	(110,231,843)	(5,095)	(110,236,938)
December 31, 2025	96,731	$97	2,013,106	$402,624	$245,199,730	$(20,000)	$(204,269,519)	$(4,124,379)	$37,188,554

See accompanying notes to consolidated financial statements

VIVAKOR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2025	2024
OPERATING ACTIVITIES:
Consolidated net loss	$(110,236,938)	$(26,350,925)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	17,971,693	11,360,425
Impairment loss	40,569,772	8,632,773
Stock-based compensation	1,510,005	2,551,959
Stock-based compensation - consultant	1,908,001	19,998
Unrealized gain (loss) on marketable securities	413,188	(165,275)
Gain (loss) on disposition of assets	1,219,913	-
Loss on conversion of debt	17,403,367	-
Gain on forgiveness of debt	(1,967,532)	-
Gain on deconsolidation of subsidiary	-	(177,550)
Noncash interest charges	17,413,920	4,816,692
Deferred tax liability	117,004	66,058
Adjustments from operating leases	(243,804)	39,440
Interest on notes receivable	(36,846)	(25,546)
Changes in operating assets and liabilities, net of impact from divestiture:
Accounts receivable	(22,841,340)	(5,116,717)
Prepaid expenses	351,852	970,237
Inventories	101,557	(114,352)
Other assets	24,951	(2,184,691)
Accounts payable and accrued expenses	13,437,834	7,488,301
Operating lease liabilities	7,103,109	0
Net cash provided by (used in) operating activities	(15,780,294)	1,810,827

INVESTING ACTIVITIES:
Return of cash for divestiture	(746,059)	-
Acquisition of assets	-	4,842,070
Proceeds from sale of property and equipment	2,443,500	-
Purchase of equipment	(25,515)	(4,539,882)
Net cash provided by (used in) investing activities	1,671,926	302,188

FINANCING ACTIVITIES:
Payment on financing lease liabilities	(2,634,039)	(2,003,823)
Proceeds from loans and notes payable	17,982,214	5,845,551
Proceeds from loans and notes payable - related party	3,136,290	1,664,150
Payment of notes payable	(12,873,855)	(3,339,543)
Payment of notes payable - related party	(2,740,323)	(2,771,665)
Proceeds from sale of common stock	9,656,985	1,425,000
Net cash provided by (used in) financing activities	12,527,272	819,670

Net increase (decrease) in cash and cash equivalents	(1,581,096)	2,932,685
CASH AND CASH EQUIVALENTS, and CASH RESTRICTED, BEGINNING OF PERIOD	3,676,992	744,307
CASH AND CASH EQUIVALENTS, and CASH RESTRICTED, END OF PERIOD	$2,095,896	$3,676,992

SUPPLEMENTAL CASHFLOW INFORMATION:
Cash paid during the year for:
Interest	$1,074,700	$1,000,729

Noncash transactions:
Return of preferred stock as consideration for divestiture, net	$1,487,708	$-
Common stock and Series A preferred stock issued for acquisition	$-	$116,320,468
Accounts payable on purchase of equipment	$-	$2,751,661
Issuance of related party notes payable for purchase of equipment	$2,302,696	$-
Notes payable settled against working capital items for netting arrangement	$19,232,134	$-
Security deposits and reserves applied to finance lease liabilities	$2,972,168	$-
Series A preferred shareholder stock dividends	$5,086,250	$853,200
Common stock issued with debt	$1,449,224	$944,290
Common stock issued for a reduction in liabilities	$719,642	$859,290
Common stock issued for legal settlement	$1,987,061	$-
Common stock issued for services	$-	$735,650
Common stock issued on conversion of debt	$16,563,649	$2,227,493

See accompanying notes to consolidated financial statements

VIVAKOR, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Vivakor, Inc. (collectively “we”, “us,” “our,” “Vivakor” or the “Company”) is an integrated provider of midstream services and environmental solutions within the oil and gas industry. The Company owns and operates a diversified portfolio of midstream infrastructure assets located in several of the nation’s oil-producing basins, complemented by related environmental service offerings.

The Company was originally organized on November 1, 2006, as Genecular Holdings, LLC, a Nevada limited liability company. On November 3, 2006, the entity changed its name to NGI Holdings, LLC. On April 30, 2008, the Company converted to a Nevada C corporation and adopted its current name, Vivakor, Inc.

The Company conducts its operations through three primary business segments: transportation and logistics, terminaling and storage services, and supply and trading.

The transportation and logistics segment includes crude oil gathering and transportation assets, including pipeline and trucking operations in the Permian and Anadarko Basins. The terminaling and storage services segment consists of crude oil terminal facilities located in Colorado City, Texas and Delhi, Louisiana. The supply and trading segment purchases and markets crude oil, condensate, and related hydrocarbon products.

The Company is also developing an environmental services business through the planned deployment of Remediation Processing Centers (“RPCs”), which are designed to recover hydrocarbons from contaminated soils and related waste streams. The first RPC is under construction in Harris County, Texas.

On October 1, 2024, the Company acquired certain entities (the “Endeavor Entities”), expanding its midstream operations. During 2025, the Company completed the sale of certain non-core assets acquired in this transaction as part of a strategic review. See Note 4 - Business Combination and Divestiture of Wholly Owned Subsidiaries additional information.

As a result of this strategic review, on July 30, 2025, we sold certain non-core business units of Meridian Equipment Leasing, LLC and Equipment Transport, LLC, both of which were subsidiaries included with the Endeavor Entities. These divestitures were made to streamline operations and allow the Company to focus on its core midstream transportation, terminaling, and environmental processing activities. See Note 4 - Business Combination and Divestiture of Wholly Owned Subsidiaries additional information.

During 2024, the Company completed the sale of 100% of the equity interests of VivaSphere, Inc. (“VivaSphere”), which closed on February 15, 2024. In connection with the transaction, the Company deconsolidated VivaSphere and recognized a gain of $177,550 for the year ended December 31, 2024.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Securities and Exchange Commission (“SEC”) regulations. The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

All figures are in U.S. dollars unless indicated otherwise.

Principles of Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company also evaluates its relationships with entities to determine whether they qualify as variable interest entities (“VIEs”) under Accounting Standards Codification (“ASC”) 810, Consolidation.

A VIE is an entity that either lacks sufficient equity to finance its activities without additional financial support or whose equity holders lack the characteristics of a controlling financial interest. The Company consolidates a VIE when it is determined to be the primary beneficiary, which occurs when the Company has both (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant. The Company continuously reassesses whether it is the primary beneficiary of a VIE as facts and circumstances change.

Business Combinations

The Company accounts for business combinations in accordance with ASC 805, Business Combinations. The Company evaluates whether an acquisition represents a business or an asset acquisition. For business combinations, the Company recognizes identifiable assets acquired and liabilities assumed at their acquisition-date fair values, with any excess of consideration transferred over the net assets acquired recorded as goodwill.

The Company uses estimates and assumptions in determining the fair values of assets acquired and liabilities assumed. Measurement period adjustments may be recorded within one year of the acquisition date, with a corresponding adjustment to goodwill. Subsequent adjustments are recognized in the consolidated statements of operations.

The Company also evaluates uncertain tax positions and valuation allowances assumed in a business combination and adjusts such estimates during the measurement period as appropriate.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2025 and 2024, the Company did not hold any cash equivalents.

The Company maintains cash balances with high-credit-quality financial institutions. Deposits are insured by the FDIC up to applicable limits; however, balances may exceed those limits. The Company periodically evaluates the financial condition of its banking institutions.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and presented net of an allowance for expected credit losses.

The Company evaluates collectability on a periodic basis based on specific customer risk, historical experience, and aging of receivables. Accounts are written off when deemed uncollectible.

Investments

Investments in equity securities are measured at fair value in accordance with ASC 321, Investments in Equity Securities. Changes in fair value are recognized in earnings. Fair value is based on quoted market prices when available.

Convertible Instruments

The Company evaluates convertible debt and preferred stock to determine whether embedded conversion features require bifurcation and separate accounting as derivative instruments under applicable accounting guidance.

When bifurcation is required, the embedded derivative is recorded at fair value at issuance, with the residual proceeds allocated to the host instrument. Any resulting discount is accreted to interest expense (or dividends, for preferred stock) over the term of the instrument using the effective interest method.

Convertible instruments that do not require derivative accounting are evaluated under applicable accounting guidance, and any associated discounts are accreted over the term of the instrument. Upon conversion or extinguishment of convertible instruments, the Company evaluates the transaction under applicable accounting guidance. Any difference between the carrying value of the instrument (including unamortized discounts and derivative liabilities, if applicable) and the fair value of the consideration transferred is recognized as a gain or loss on extinguishment of debt in the consolidated statements of operations.

Derivative Financial Instruments

The Company does not use derivative financial instruments to hedge risks. However, certain financial instruments, including warrants and embedded features in debt or preferred stock, may be classified as derivative liabilities if they are not indexed to the Company’s own stock or if settlement is not within the Company’s control. These instruments are initially recorded at fair value and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. The Company determines whether an arrangement contains a lease at inception based on whether it has the right to control the use of an identified asset.

Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

The Company determines the lease term by including renewal options that are reasonably certain to be exercised. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate at the commencement date to determine the present value of lease payments. Leases with an initial term of 12 months or less are not recorded on the balance sheet and are recognized as expense on a straight-line basis over the lease term.

Property and Equipment and Long Lived Assets

Property and equipment are stated at cost or fair value when acquired. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset.

The estimated useful lives of property and equipment are as follows:

Computers, software, and office equipment	1-5 years
Machinery and equipment	3-5 years
Vehicles	5-7 years
Furniture and fixtures	5-10 years
Crude oil gathering, storage, and transportation facilities	7-10 years
Remediation Processing Centers (heavy extraction and remediation equipment) (“RPC”)	20 years
Pipeline and related facilities	20 years
Leasehold improvements	Lesser of the lease term or estimated useful life

Equipment under construction is recorded as construction in process and is not depreciated until placed into service. The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If the carrying amount exceeds estimated undiscounted future cash flows, an impairment loss is recognized for the excess over fair value. Interest incurred during construction is capitalized until the assets are placed into service. Maintenance and repairs are expensed as incurred, and gains or losses on disposals are recognized in the period incurred.

Intangible Assets and Goodwill:

The Company accounts for intangible assets and goodwill in accordance with ASC 350, Intangibles, Goodwill and Other. Intangible assets acquired in business combinations are recorded at fair value at the acquisition date. Definite-lived intangible assets are amortized over their estimated useful lives, which generally range from 7 to 20 years.

The Company evaluates definite-lived intangible assets for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators are present, recoverability is assessed by comparing the carrying amount of the asset group to the estimated undiscounted future cash flows. If the carrying amount exceeds those cash flows, an impairment loss is recognized based on the excess of the carrying amount over fair value.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company evaluates goodwill for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that impairment may exist.

Share-Based Compensation

Share-based compensation is accounted for based on the requirements of ASC 718, “Compensation-Stock Compensation’ (“ASC 718”) which requires recognition in the financial statements of the cost of employee, consultant, or director services received in exchange for an award of equity instruments over the period the employee, consultant, or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee, consultant, or director services received in exchange for an award based on the grant-date fair value of the award.

Income tax

Deferred income taxes are provided on the asset and liability method whereby deferred income tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Our annual effective tax rate is based on our income and the tax laws in the various jurisdictions in which we operate. Judgment is required in determining our annual tax expense and in evaluating our tax positions. We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that the position becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained; (2) the tax position is “more likely than not” to be sustained, but for a lesser amount; or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken. For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information; (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position; and (3) each tax position is evaluated without considerations of the possibility of offset or aggregation with other tax positions taken. We adjust these reserves, including any impact on the related interest and penalties, in light of changing facts and circumstances, such as the progress of a tax audit. See Note 17 for further information on income tax.

Change in Segment Reporting

Beginning in the third quarter of 2025, the Company revised its reportable segment structure to align with the manner in which the chief operating decision maker evaluates performance and allocates resources. Previously, the Company reported operations under two segments: Transportation Logistics Services and Terminaling and Storage Facility Products and Services. Consistent with the restructuring, the Company now reports results across three (3) reportable segments that provide integrated midstream services related to the transfer, storage, and trading of crude oil and related products: (i) Transportation and Logistics, (ii) Terminaling and Storage, and (iii) Supply and Trading.

The Transportation and Logistics segment includes crude oil trucking and pipeline operations. The Terminaling and Storage segment consists of revenues from the operation of crude oil terminals in Colorado City, Texas, and Delhi, Louisiana. The Supply and Trading segment includes the purchase and sale of crude oil and related petroleum products, including activities under crude petroleum sales agreements initiated in late 2024.

The restructuring of the reportable business segments did not impact the Company’s consolidated financial statements for prior periods, other than reclassifications made to conform prior period segment information to the current presentation.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive.

The Company generates revenue from three reportable segments: (i) Transportation and Logistics, (ii) Terminaling and Storage, and (iii) Supply and Trading. Revenue from the sale of crude oil and related petroleum products (Supply and Trading) is recognized at a point in time when control transfers to the customer, which generally occurs upon delivery and when pricing and quantity are fixed. Revenue from terminaling, storage, and transportation services is recognized over time as the services are performed, as customers simultaneously receive and consume the benefits of the services. See Note 16 for a breakdown of revenue recognized over time (Transportation and Logistics and Terminaling and Storage) and revenue recognized at a point in time (Supply and Trading).

The Company’s contracts generally do not include significant financing components, and payment terms are typically less than three months. The Company does not accept returns due to the nature of its products.

The Company reviews contracts to ensure revenue is recognized in the appropriate period based on contractual terms, delivery conditions, and applicable legal requirements.

Related Party Revenues

Revenue from related parties was $20,225,406 and $31,199,089 for the years ended December 31, 2025 and 2024, respectively.

The Company generates revenue from related parties through the sale of crude oil and related products, as well as the provision of terminaling, storage, pipeline throughput, and transportation logistics services under long-term contracts. These contracts were acquired as part of the Company’s acquisitions of Silver Fuels Delhi, LLC and White Claw Colorado City, LLC in August 2022, and Silver Fuels Processing, LLC, Endeavor Crude, LLC, and Meridian Equipment Leasing, LLC in October 2024, and were entered into in the ordinary course of business.

The Company evaluates collectability of related party receivables in a manner consistent with other customers.

Major Customers and Concentration of Credit Risk

At December 31, 2025, the Company had a major customer, who was a related party, which accounted for approximately 23.4% of the Company’s revenues and 0% of the accounts receivable balance. At December 31, 2024, the Company had two major customers, including the same related party, which accounted for approximately 75.76% of the Company’s revenues and for approximately 60% of the accounts receivable balance. Additionally, the Company operates in the crude oil industry. The industry concentration has the potential to impact the Company’s overall exposure to credit risk in that its customer may be similarly affected by changes in economic, industry or other conditions. There is risk that the Company would not be able to identify and access replacement markets at comparable margins.

Contingent Liabilities

From time to time the Company may work with success based professional service providers, including securities counsel for private offerings, which may require contingent payments to be made based on the future offering fundraising and financial performance of the offering. In the event that an offering does not perform or is never consummated, the Company may still be required to pay a portion of the success fees for the services provided in preparing the offering. The fair value of the contingent payments would be estimated using the present value of management’s projections of the financial results. Failure to correctly project the financial results of the offering or settlement of legal fees related to the offering could materially impact our results of operations and financial position.

Recent Accounting Pronouncements

Under the Jumpstart Our Business Startups Act, or the JOBS Act, we meet the definition of an “emerging growth company.” We have irrevocably elected to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, we comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires that a public entity disclose specific categories in its annual income tax rate reconciliation table and provide additional qualitative information for reconciling items representing at least 5% of pre-tax income or loss from continuing operations, using the federal statutory tax rate. The standard also requires an annual breakdown of income taxes paid by jurisdiction (i.e., federal, state, and foreign), with further disaggregation by jurisdictions representing at least 5% of total income taxes paid. State taxes in Texas represent the majority of the Company’s state tax exposure, comprising greater than 50% of the total state tax effect.

ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and is applied on a prospective basis. The Company adopted this guidance prospectively during the year ended December 31, 2025, and the adoption did not have a material impact on its consolidated financial statements or related disclosures.

Net Income/Loss Per Share

All share and per share amounts have been retroactively adjusted to reflect the reverse stock split effected in March 2026.

Basic net income (loss) per share is calculated by subtracting any preferred interest distributions from net income (loss), all divided by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net income (loss) per common share is computed by dividing the net income (loss) by the weighted-average number of common share equivalents outstanding for the period determined using the treasury stock method if their effect is dilutive. Potential dilutive instruments have been excluded from the calculation of the weighted-average number of common shares outstanding when the Company is in a net loss position. For the years ended December 31, 2025 and 2024 our potential dilutive instruments were excluded from the weighted-average calculation as they were antidilutive. Potential dilutive instruments as of December 31, 2025 and 2024 include the following: convertible notes payable convertible into approximately 9,153,859 and 5,222 shares of common stock, stock options and awards granted to previous and current employees of 11,019 and 10,193 shares of common stock, stock options and awards granted to Board members or consultants of 0 and 2,389 shares of common stock. The Company issued free standing stock options to purchase 5,000 shares of our common stock to a third party in a bundled transaction with debt during 2023, which such stock option was exercised in September 2024 for a reduction in debt. The Company also has a warrant outstanding to purchase 400 and 1,995 shares of common stock as of December 31, 2025 and 2024.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe our critical accounting estimates relate to the following: Recoverability of current and noncurrent assets, revenue recognition, stock-based compensation, income taxes, effective interest rates related to long-term debt, lease assets and liabilities, valuation of stock used to acquire assets, derivatives, and fair values of the intangible assets and goodwill related to business combinations.

While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions.

Fair Value of Financial Instruments

The Company follows Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2: Applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board’s (“FASB”) accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The carrying amounts reported in the consolidated balance sheets for marketable securities are classified as Level 1 assets due to observable quoted prices for identical assets in active markets. The carrying amounts reported in the consolidated balance sheets for cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their estimated fair market values based on the short-term maturity of these instruments. The recorded values of notes payable approximate their current fair values because of their nature, rates, and respective maturity dates or durations.

Note 3. Going Concern & Liquidity

The Company has historically incurred net losses and experienced negative cash flows from operations and, as of December 31, 2025, had an accumulated deficit of approximately $204 million. As of December 31, 2025 and 2024, the Company had a working capital deficit of approximately $53.2 million and $101.5 million, respectively. As of December 31, 2025, the Company had approximately $2.0 million in cash, of which $1.8 million was restricted. In addition, the Company had approximately $18.1 million of debt obligations due within one year of the issuance of these financial statements. The Company is further obligated under finance lease liabilities of approximately $9.1 million and has current derivative liabilities of approximately $9.1 million, which may require settlement in cash or equity and could place additional demands on liquidity. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to address these conditions include pursuing additional capital through private and public equity offerings, including a structured financing arrangement that provides for potential funding, subject to customary closing conditions. The Company has also entered into a letter of intent for the potential sale of certain midstream and transportation assets, which, if completed, is expected to provide liquidity and support ongoing operations. In addition, management is focused on executing its business plan, including strategic acquisitions to enhance revenue-generating operations, monetizing certain assets, and implementing cost management initiatives to improve operating efficiency.

While management is actively pursuing these initiatives, their successful implementation is subject to various factors, including market conditions and the completion of financing and strategic transactions. Accordingly, there can be no assurance that these plans will be successfully implemented or that they will be sufficient to alleviate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern.

Note 4. Business Combination and Divestiture of Wholly Owned Subsidiaries

On October 1, 2024, we acquired all of the issued and outstanding membership interests in Endeavor Crude, LLC, a Texas limited liability company, Equipment Transport, LLC, a Pennsylvania limited liability company, Meridian Equipment Leasing, LLC, a Texas limited liability company, and Silver Fuels Processing, LLC, a Texas limited liability company (collectively with their subsidiaries, the “Endeavor Entities”), making those entities wholly-owned subsidiaries. The purchase price is $116.3 million (the “Purchase Price”), after post-closing adjustments, including assumed debt and an earn-out adjustment, payable in a combination of our common stock, $0.001 par value per share (“Common Stock”) and shares of our Series A Preferred Stock $0.001 par value per share (“Preferred Stock”). The Preferred Stock has the payment of a cumulative six percent (6%) annual dividend per share payable quarterly in arrears in shares of Common Stock (so long as such issuances of Common Stock would not result in the Sellers beneficially owning great than 49.99% of the issued and outstanding Common Stock), and the Company having the right to convert the Preferred Stock at any time using the stated value of $1,000 per share of Preferred Stock and the conversion price of one dollar ($1) per share of Common Stock. The sellers are beneficially owned by James Ballengee, our chairman, chief executive officer and principal shareholder. The sellers were issued 33,621 shares of our common stock and 107,789 shares of our Series A Preferred Stock.

For the acquisition of the Endeavor Entities, the following table summarizes the acquisition date fair value of consideration paid, identifiable assets acquired and liabilities assumed:

Common stock	$10,422,651
Series A preferred stock	105,897,817
Fair value of total consideration paid	$116,320,468

Net assets acquired and liabilities assumed

Assets acquired in business combination
Current assets	$16,269,087
Operating lease right-of-use assets	4,470,405
Property, plant and equipment, net (includes finance lease right of use assets, net)	87,706,385
Other assets	1,205,887
Contract-based intangible assets	31,304,400
Total assets acquired	$140,956,163

Liabilities assumed in business combination
Current liabilities	$51,370,473
Long term liabilities	27,166,307
Total liabilities acquired	$78,536,780

Total net assets acquired	$62,419,383

Goodwill	$53,901,085

The value of goodwill as of the date of acquisition represented the Endeavor Entities’ ability to generate profitable operations going forward. Management engaged a valuation expert who performed a valuation study to calculate the fair value of the acquired assets and goodwill.

Business combination related costs were expensed as incurred and consisted of various advisory, legal, accounting, valuation and other professional fees of $569,431 for the year ended December 31, 2024. These costs are included in general and administrative expense in our consolidated statement of operations.

From the date of acquisition on October 1, 2024 through December 31, 2024, $28,045,368 of sales in aggregate is attributed to the Endeavor Entities. The unaudited financial information in the table below summarizes the combined results of operations of the Company and the Endeavor Entities for the years ended December 31, 2024, on a pro forma basis, as though the companies had been combined as of January 1, 2023. The pro forma earnings for the years ended December 31, 2024 were adjusted to include intangible annual amortization expense on customer relationships acquired of $3,054,088, annual increased depreciation expense of $6,725,306 on the step up in appraised property, plant and equipment, respectively. Further adjustments were made for revaluation of the net effect of finance lease amortization and interest expense of $1,126,167 for the year ended December 31, 2024. The $569,431 of acquisition-related expenses were excluded from the year ended December 31, 2024, and included in the year ended December 31, 2023, as if the acquisition occurred at January 1, 2023. The pro forma results reflect finance lease amortization expense increased of $2,436,636 and finance lease interest expense decrease of $815,408 for the year ended December 31, 2024, as well as the annual 6% Series A preferred shareholder dividend of $6,353,869, respectively. All such amounts have been reflected in the corresponding unaudited financial information in the table below. The unaudited pro forma financial information does not purport to be indicative of the Company’s combined results of operations which would actually have been obtained had the acquisition taken place on January 1, 2024, nor should it be taken as indicative of future consolidated results of operations.

(Unaudited)
Years ended December 31,
2024
Total net sales	$161,137,826
Loss from operations	(28,649,669)
Net loss (attributable to Vivakor, Inc.)	$(35,571,659)

Series A Preferred Stockholder Dividends	$6,353,869
Net loss to common shareholders	$(41,925,528)

Basic and diluted loss per share	(194.79)
Weighted average shares outstanding - Basic and diluted	215,233

On July 30, 2025, the Company completed the divestiture of Meridian Equipment Leasing, LLC and Equipment Transport, LLC (together, the “Divested Entities”), two indirectly wholly owned subsidiaries (which were acquired by the Company in October 2024), pursuant to a Membership Interest Purchase Agreement (the “Purchase Agreement”) entered into with Jorgan Development, LLC (“Jorgan”), an entity controlled by James Ballengee, one of our executive officers and directors. Under the Purchase Agreement, the Company sold all of the issued and outstanding membership interests in the Divested Entities.

The Divested Entities were considered non-core to the Company’s long-term strategic focus, as their primary operations consisted of water trucking and related equipment leasing. As part of the transaction, the Company also transferred certain associated liabilities, which resulted in a meaningful reduction of its outstanding obligations and improved its overall balance sheet position. The purchase price consisted of the Company’s Series A Convertible Preferred Stock, with a stated value of $11.1 million (net of offering costs of $243,786), and a carrying value of approximately $10.8 million which was returned to the Company, retired, and is no longer outstanding or entitled to dividends.

Because the entities are under common control, we did not record a gain on the sale. The consideration received was limited to the return of the Series A Preferred Stock.

The amounts related to the transactions were as follows:

Net consideration received:
Return of 11,058 shares of the Company’s Series A Preferred Stock	$10,814,449

Less: assets transferred
Cash	(746,059)
Accounts receivable	(2,713,866)
Prepaid expenses	(20,172)
Inventories	(21,547)
Property and equipment, net	(28,232,430)
Right of use assets - operating leases	(1,977,356)
Other assets	(5,160,272)
Goodwill	(28,316,081)
Plus: liabilities transferred
Accounts payable and accrued expenses	17,459,222
Operating lease liabilities	1,639,601
Finance lease liabilities	6,401,565
Loans and notes payable	40,199,687
Total net assets transferred	(1,669,708)

Excess of consideration received over net assets transferred, recorded to additional paid in capital	$9,326,741

Note 5. Accounts receivable

Accounts receivable primarily relates to trade accounts receivable for crude oil sales and reflects any differences between the amounts due from customers less an estimated allowance for doubtful accounts, if deemed necessary by management. Estimated allowances for credit losses is based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for credit losses, if any, by identifying troubled accounts and by using historical experience applied to an aging of accounts. As of December 31, 2025 and 2024, an allowance for credit losses of none was deemed necessary. Trade accounts receivable are zero interest bearing. As of December 31, 2025 and 2024, trade accounts receivable of $0 and $4,462,094 are with a vendor of which our CEO is a beneficiary.

Note 6. Marketable Securities

The Company holds 200,000 shares of common stock of Adapti, Inc, an entity majority owned by the Company’s Chief Executive Officer, ticker ADTI, OTC Markets, as of December 31, 2025 and 2024. The Company accounts for these securities based on quoted market prices, with changes in fair value recognized in earnings. As a result, the Company recorded an unrealized loss of $413,188 and an unrealized gain of $165,275 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the fair value of the Company’s marketable securities was $247,913 and $661,101, respectively.

Note 7. Property and Equipment

The following table sets forth the components of the Company’s property and equipment at December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024
	Gross Carrying Amount	Accumulated Depreciation	Net Book Value	Gross Carrying Amount	Accumulated Depreciation	Net Book Value
Vehicles and trailers	$1,655,548	$(47,502)	$1,608,046	$30,485,730	$(1,856,461)	$28,629,269
Equipment	476,756	(306,520)	170,237	339,610	(33,069)	306,541
Land	527,000	-	527,000	732,000	-	732,000
Building	-	-	-	1,630,000	(164,426)	1,465,574
Crude & NGL terminal and related equipment	930,460	(703,000)	227,460	930,460	(566,835)	363,625
Crude Oil Transfer Stations	5,024,220	(2,756,444)	2,267,776	6,570,080	(899,133)	5,670,947
Pipeline and related facilities	43,462,544	(3,961,966)	39,500,578	42,244,680	(771,544)	41,473,136
Finance lease - Right of use assets	-	-	-	12,593,359	(4,367,820)	8,225,539

Construction in process:
Wash Plant Facilities	$6,584,033	$-	$6,584,033	$5,997,566	$-	$5,997,566
Remediation Processing Unit System A	2,892,343	-	2,892,343	2,892,343	-	2,892,343
Remediation Processing Unit System B	2,892,343	-	2,892,343	2,892,343	-	2,892,343
WCCC Tank Expansion	1,627,385	-	1,627,385	1,390,488	-	1,390,488
Total fixed assets	$66,072,632	$(7,775,432)	$58,297,200	$108,698,659	$(8,659,288)	$100,039,371

For the years ended December 31, 2025 and 2024, depreciation expense was $12,308,798 and $3,427,055. The increase in depreciation expense for the year ended December 31, 2025 was primarily attributable to property and equipment acquired and placed into service during the year in connection with the Company’s acquisition activities, partially offset by the impact of assets divested during the period. Equipment that is currently being manufactured is considered construction in process and is not depreciated until the equipment is placed into service. Equipment that is temporarily not in service is not depreciated until placed into service.

Note 8. Intangible Assets and Goodwill

The following table sets forth the components of the Company’s intangible assets at December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Extraction Technology Patents	16,385,157	(8,943,565)	7,441,592	16,385,157	(8,124,307)	8,260,850
Extraction Technology Patents	113,430	(32,250)	81,180	113,430	(25,577)	87,853
Total Intangible Assets	$16,498,587	$(8,975,815)	$7,522,772	$16,498,587	$(8,149,884)	$8,348,703

The following table sets forth the components of the Company’s customer relationships at December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Oil Storage Agreement	$7,387,054	$(2,680,259)	$4,706,795	$7,387,054	$(1,895,793)	$5,491,261
Crude Petroleum Supply Agreement	9,401,706	(3,411,234)	5,990,472	9,401,706	(2,412,823)	6,988,883
Customer Relationships	31,304,400	(3,817,610)	27,486,790	31,304,400	(763,522)	30,540,878
Total Customer Relationships	$48,093,160	$(9,909,103)	$38,184,057	$48,093,160	$(5,072,138)	$43,021,022

Amortization expense was $5,662,895 and $2,438,382 for the years ended December 31, 2025 and 2024 respectively. The table that follows summarizes estimated amortization expense for the Company’s current intangible assets:

	Estimated
Intangible Assets	2026	2027	2028	2029	2030
Amortization Expense	$5,580,353	$5,580,353	$5,580,353	$5,580,353	$5,580,353

For the year ended December 31, 2024, the Company recorded an impairment loss of $8,632,773 related primarily to its Kuwait RPC assets and associated intangible assets, including $7,047,179 related to RPC assets and $1,530,496 related to an exclusive license agreement for nanosponge technology. No impairment of long-lived assets was recorded during the year ended December 31, 2025.

No goodwill impairment was recorded during the years ended December 31, 2024.

During the year ended December 31, 2025, the Company reduced goodwill by $28,316,081 in connection with the divestiture of certain business units. Additional information regarding the divestiture activities is included in Note 4 - Business Combination and Divestiture of Wholly Owned Subsidiaries.

In addition, the Company determined that the remaining goodwill was impaired and recorded an impairment charge of $40,569,772, resulting in a full impairment of goodwill as of December 31, 2025.

As of December 31, 2025 and 2024, the changes in the carrying amount of goodwill are as follows:

Goodwill
January 1, 2024	$14,984,768
Business combination	53,901,085
December 31, 2024	$68,885,853
Divestiture of wholly owned subsidiaries	(28,316,081)
Impairment	(40,569,772)
Balance at December 31, 2025	$-

See Note 4 - Business Combination and Divestiture of Wholly Owned Subsidiaries for additional information.

Note 9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31,	December 31,
	2025	2024
Accounts payable	$12,425,200	$27,714,220
Accrued interest (various notes and loans payable)	713,754	5,787,464
Accrued tax penalties and interest	837,477	837,477
Accounts payable and accrued expenses	$13,976,431	$34,339,161

	December 31,	December 31,
	2025	2024
Accounts payable - related parties	$1,593,994	$715,526
Accrued interest (notes payable) - related parties	238,632	116,458
Accounts payable and accrued expenses - related parties	$1,832,625	$831,984
Accrued compensation	$41	$1,249,099

As of December 31, 2025 and 2024, accounts payable are primarily comprised of trade payables. Trade accounts payable include amounts due to a vendor of which the Company’s Chief Executive Officer is a beneficiary of $0 and $715,525, respectively. Accounts payable also include an accrued settlement expense of $1,750,000, and other routine operating accruals incurred in the normal course of business. Amounts accrued as of December 31, 2024 related to compensation and other obligations to the Company’s Chief Financial Officer were settled during the year ended December 31, 2025, as part of the settlement expense referenced, and as a result, no further amounts related to these obligations remained outstanding as of December 31, 2025. See Note 13 - Commitments and Contingencies for additional information.

Note 10. Unearned Revenue

In accordance with ASC 810, as of October 1, 2023, we deconsolidated Viva Wealth Fund I, LLC (VWFI), recognizing a gain on deconsolidation of $438,099 (Note 3 Principles of Consolidation). After deconsolidating VWFI, approximately $9,107,297 of unearned revenue (which was previously eliminated upon consolidation) is reported in our current liabilities and relates to our 2020 agreement to manufacture RPCs for VWFI. VWFI has currently funded the manufacturing of one double capacity RPC, which is expected to be completed and sold to VWFI through a sale leaseback agreement, at which time we will record a ROU asset and lease liability, and the unearned revenue will be alleviated.

Note 11. Loans and Notes Payable

Loans and notes payable and their maturities consist of the following:

Third party debt:

	December 31, 2025	December 31, 2024
Various promissory notes and convertible notes	$50,960	$50,960
Various promissory notes for vehicle financing	13,557	509,041
Blue Ridge Bank	410,200	410,200
Small Business Administration	358,827	2,480,718
Al Dali International for Gen. Trading & Cont. Co.	248,877	189,391
RSF, LLC	500,000	500,000
Justin Ellis	-	350,000
Pilot OFS Holdings, LLC	-	14,107,339
Business First Bank	-	10,760,805
Maxus Capital Group, LLC	-	8,367,134
Cedarview Opportunities Master Fund LP	3,701,402	2,886,307
Curve Capital, LLC	549,463	1,793,500
ClearThink Capital	588,015	-
ClearThink Capital RBW	1,619,159	-
Agile Capital Funding, LLC	1,713,300	1,496,885
JJ Astor	5,553,900	-
Total notes payable	$15,307,660	$43,902,280

Loans and notes payable, current	$7,443,434	$38,963,796
Loans and notes payable, long term	$7,864,226	$4,938,484

Related party debt:

	December 31, 2025	December 31, 2024
Jorgan Development, LLC	$1,137,563	$18,109,503
James Ballengee Companies	1,981,730	1,391,650
Tyler Nelson	-	1,020,872
Meridian Equipment Leasing, LLC	6,701,887	-
Triple T Trading Company LLC	497,109	404,121
Waskom, LLC	-	1,182,193
Total notes payable - related parties	$10,318,288	$22,108,339

Loans and notes payable, current - related parties	$3,616,401	$22,108,339
Loans and notes payable, long term - related parties	$6,701,887	$-

The future maturities of debt outstanding as of December 31, 2025, excluding debt issuance cost and discounts, are as follows:

2026	$11,501,679	61,072,135
2027	9,345,236	4,534,749
2028	1,781,803	122,964
2029	3,413,285	25,788
2030	25,788	25,788
Thereafter	-	229,195
Total long-term debt	26,067,791	66,010,619
Less: unamortized OID:	(441,843)	-
Net debt	$25,625,948	66,010,619

In connection with the closing of the Endeavor Entities on October 1, 2024, the Company assumed various vehicle financing loans with principal amounts ranging from $25,000 to $72,000, bearing interest at rates up to 6.50% per annum and maturing on various dates through 2027. During the year ended December 31, 2025, certain loans were assumed by the buyer in connection with the divestiture of the related subsidiaries. The outstanding balance of these loans was $13,557 and $509,041 as of December 31, 2025 and 2024, respectively.

In May 2020 and January 2021, the Company received Paycheck Protection Program (“PPP”) loans totaling $410,200 from Blue Ridge Bank under the Small Business Administration’s (“SBA”) Paycheck Protection Program. The loans bear interest at 1.0% per annum and were eligible for forgiveness under the CARES Act. The Company previously applied for forgiveness; however, such forgiveness was not obtained. As of December 31, 2025, the Company is not currently making payments on these loans.

From May through August 2020, the Company received loan proceeds from the Small Business Administration (“SBA”) totaling $358,827 under disaster loan programs. These loans bear interest at 3.75% per annum and have original maturities of 30 years. As of December 31, 2025, the Company is not currently making payments on these loans and continues to accrue interest in accordance with the loan terms. In connection with the acquisition of the Endeavor Entities on October 1, 2024, the Company assumed two additional SBA loans, which are Paycheck Protection Program (“PPP”) loans, with an aggregate principal balance of $2,150,455. The loans bore interest at 6.29% per annum, required combined monthly payments of approximately $65,578, and matured in February 2026.

During the year ended December 31, 2025, the Company received full forgiveness of $1,967,532 of principal and $74,658 of accrued interest related to the PPP loans. The Company recognized a gain on extinguishment of debt of $1,967,532, which is included in other income in the accompanying consolidated statement of operations. As a result, no balance remained outstanding under the PPP loans as of December 31, 2025.

The outstanding balance of SBA loans was $358,827 and $2,480,718 as of December 31, 2025 and 2024, respectively.

On July 25, 2023, the Company entered into a $500,000 convertible promissory note with RSF, LLC. The note bears interest at 10% per annum and matured two years from the date of issuance. The note was convertible into shares of the Company’s common stock at a conversion price of $500 per share, subject to a beneficial ownership limitation of 4.9%. The note remains unpaid as of December 31, 2025.

On December 5, 2023, the Company entered into a $1,000,000 loan agreement with an individual lender, which was subsequently amended on April 8, 2024 to a convertible promissory note. In May 2024, the lender converted all outstanding amounts totaling $1,048,493 into 903,095 shares of the Company’s common stock. As a result, no amounts remained outstanding as of December 31, 2025 or 2024.

As part of the divestiture of our wholly owned subsidiaries on July 30, 2025, the Company derecognized approximately $16,314,410 of third party note payables to Pilot OFS Holdings LLC, $8,938,836 to Business First Bank, and $1,079,287 of related party note payable to Waskom LLC.

At December 31, 2024, the Company had a note payable to Maxus Capital Group, LLC with an outstanding balance of $8,367,134. The balance of the note was reduced to $0 as of December 31, 2025, as part of the divestiture of wholly owned subsidiaries completed on July 30, 2025. On July 30, 2025, the Company, certain affiliated entities, and a related party entered into a Forbearance Agreement with Maxus Capital Group, LLC, which acknowledged existing events of default and provided that Maxus would forbear from exercising its remedies so long as the Company complied with a revised payment schedule. In connection with the agreement, the Company paid a cash forbearance fee of $250,000 and agreed to issue restricted common stock valued at $250,000, which was issued during the fourth quarter of 2025 and charged to interest expense. We incurred additional charges of approximately $7.8 million which were added to the principal balance and were recorded to interest expense. The Forbearance Agreement also resulted in a remeasurement of certain finance lease liabilities under ASC 842, Leases, as the revised terms affected obligations previously accounted for as part of the Maxus financing arrangement.

On October 31, 2024, the Company issued a secured promissory note in the principal amount of $3,670,160 (the “Cedarview Loan”), maturing on October 31, 2025. The Company received net proceeds in early November 2024 after deduction of a 3% origination fee and repayment of amounts outstanding under a prior loan agreement. The Cedarview Loan bears interest at 22% per annum and originally required equal monthly payments beginning November 30, 2024.

On April 9, 2025, the Company entered into a side letter agreement with Cedarview that amended the repayment terms of the loan. Under the amended terms, the Company agreed to a revised payment schedule, including an initial payment of $589,890 in April 2025, followed by additional installment payments through repayment of the loan. In connection with the amendment, the Company issued 1,500 shares of restricted common stock in April 2025.

Beginning November 1, 2025, the interest rate on the Cedarview Loan increased to 24% per annum due to the Company’s noncompliance with certain payment terms. In addition, the Company incurred additional fees in connection with the revised terms and ongoing discussions with the lender. As of December 31, 2025, the Company is not current on its payment obligations under the Cedarview Loan and is working with the lender to revise the repayment terms. The outstanding balance of the Cedarview Loan was $3,701,402 and $2,886,307 as of December 31, 2025 and 2024, respectively.

The Company assumed a cash advance agreement dated November 30, 2023 with Curve Capital, LLC, under which the borrowers received $970,000 and are required to make weekly payments of $76,000. The Company did not repay the agreement as originally anticipated and is not current on its payment obligations under the agreement. The Company is working with the lender to address the outstanding balance. The outstanding balance of the agreement was $549,463 and $1,793,500 as of December 31, 2025 and 2024, respectively.

On August 12, 2025, the Company issued a convertible promissory note to ClearThink Capital in the principal amount of $647,059 and received proceeds of $550,000, reflecting an original issue discount of $97,059. The note matures twelve months from the issuance date and includes a one-time interest charge of 10% applied at issuance. The note is convertible into shares of the Company’s common stock at a discount to market prices, subject to customary beneficial ownership limitations. The original issue discount and related issuance costs are recorded as a debt discount and are being amortized to interest expense over the term of the note using the effective interest method. The balance of the note was $588,015, net of $59,044 of unamortized original issue discount at December 31, 2025.

During the year ended December 31, 2025, the Company entered into multiple twelve-month convertible promissory notes with Clear Think Capital RBW totaling $5,117,647 in principal, for which the Company received $3,933,500 in net proceeds after closing fees. The notes include an original issue discount of 15% and a one-time 10% interest charge at issuance and mature twelve months from the date of issuance. The Company also issued 3,263 shares of common stock, valued at $522,000, as additional consideration, which was recorded as a debt discount. During the year ended December 31, 2025, the Lender converted an aggregate of $3,178,690 of outstanding convertible debt into 958,231 shares of the Company’s common stock, resulting in a non-cash loss on conversion of approximately $6.36 million. The balance of the note is $1,619,159, net of unamortized original issued discount of $319,799 at December 31, 2025.

During 2025, the Company entered into multiple twelve-month convertible promissory notes with Clear Think Capital with a principal amount of $794,118 and proceeds of $675,000 under similar terms, including original issue discount and issuance-date interest charges. The Company also issued 506 shares of common stock, valued at $77,963, as additional consideration, which was recorded as a debt discount. During the year ended December 31, 2025, the Lender converted an aggregate of $872,602 of outstanding convertible debt and interest into 71,145 shares of the Company’s common stock, resulting in a non-cash loss on conversion of approximately $1.75 million. The balance of the note is $0 at December 31, 2025.

Upon the Closing of our acquisition of the Endeavor Entities, the Company assumed a certain lending agreement dated September 27, 2024. Under the Agile Agreement, the listed borrowers received $1,420,000 in October 2024, and are required to make weekly payments of $126,000. The Company did not repay the agreement as originally anticipated and is not current on its payment obligations under the agreement. The Company is working with the lender to address the outstanding balance. The outstanding balance of the agreement was $1,713,300, net of $63,000 of unamortized original issue discount and $1,496,885 as of December 31, 2025 and 2024, respectively.

On March 17, 2025, the Company issued a junior secured convertible promissory note (“Note 1”) to J.J. Astor & Co. (the “Lender”) in the principal amount of $6,625,000 in connection with a Loan and Security Agreement entered into by and between the Company, its subsidiaries, and the Lender. The Company received $5,000,000 in proceeds, net of closing fees totaling $1,625,000. The note was payable in forty-two equal weekly installments and could be settled in cash or, at the Company’s option (subject to an effective resale registration statement), in shares of common stock at a 20% discount to market prices. The note did not bear interest unless an event of default occurred. In connection with the issuance, the Company issued 1,250 shares of common stock, valued at $235,000, which were recorded as a debt discount and are amortized to interest expense over the term of the note.

On July 9, 2025, the Company entered into a Forbearance and Additional Loan Agreement with the J.J. Astor & Co., which amended Note 1 and provided for the issuance of a new junior secured convertible promissory note (“Note 2”). The principal balance of Note 1 was increased by $615,178, with a corresponding charge to interest expense, and the interest rate was increased to 19% with a revised maturity date of January 7, 2026. Note 2 had a face amount of $5.94 million and net proceeds of approximately $4.4 million, a portion of which was applied to satisfy past-due and future obligations under Note 1. Note 2 requires repayment in forty (40) weekly installments of $148,500 commencing on July 14, 2025, with a final maturity date of April 21, 2026. This transaction was accounted for as a debt extinguishment under ASC 470-50, resulting in the write-off of approximately $2.8 million of unamortized original issue discount and deferred financing costs, which was recognized in interest expense. The Company also recognized approximately $1.4 million of default-related fees as interest expense during the year ended December 31, 2025.

During the year ended December 31, 2025, the Lender converted an aggregate of $4,173,693 of outstanding convertible debt into 38,376,955 shares of the Company’s common stock, resulting in a non-cash loss on conversion of approximately $8.35 million. The balances of Note 1 and Note 2 were $0 and $5,553,900, respectively, as of December 31, 2025.

In connection with the Second Forbearance Agreement, J.J. Astor & Co. agreed to provide up to $2,450,000 of additional financing. On October 9, 2025, the Company issued an additional junior secured convertible promissory note (“Note 3”) in the principal amount of $1,620,000 and received gross proceeds of $1,152,000, prior to the deduction of $53,000 in fees. The note required repayment in forty-two equal installments. As additional consideration, the Company issued 1.430 shares of common stock. On October 21, 2025, the Company repaid all outstanding amounts under Note 3, and no balance remained outstanding as of December 31, 2025.

The Company obtained a short-term loan of $475,000 in June 2025 which was paid off in November 2025. The interest rate was eighteen percent per annum.

In connection with the divestiture, the Company became directly obligated for a related-party note payable totaling $5,040,545. The liability remains outstanding as a related-party obligation and is included within notes payable. In addition, the Company assumed $2,302,696 of related-party debt owed to Meridian Equipment Leasing, LLC in connection with the Company’s purchase of assets from Meridian following the divestiture. The notes mature in August of 2028 and have a twelve percent interest rate. The balance of the notes at December 31, 2025 was $6,701,887.

The Company issued secured promissory notes in connection with its August 1, 2022 acquisition of Silver Fuels Delhi, LLC and White Claw Colorado City, LLC pursuant to a Membership Interest Purchase Agreement (the “MIPA”). The notes had an original principal balance of approximately $28.7 million and bear interest at a rate of prime plus 3% per annum. Payments are required based on the monthly free cash flow of the acquired entities, as defined in the MIPA.

During 2025, the balance decreased primarily due to payments and other reductions in accordance with the terms of the agreement. The outstanding balance of the notes was $1,137,563 and $18,109,503 as of December 31, 2025 and 2024, respectively.

On May 14, 2024, we issued a promissory note (the “Note”), to James Ballengee, in the principal amount of up to $1,500,000, for which loan advances will be made to the Company as requested. The Company will use the proceeds of the Note for general working capital purposes and to repay certain indebtedness. The intent of the Note is to be short term in nature and be repaid in 30 days. Any amounts that are not repaid in 30 days will bear interest thereafter at a rate of 11% per annum. Each advance matures after six months from the date the Company receives the funds. On May 23, 2024, we issued a promissory note to Ballengee Holdings, LLC, of which our Chief Executive Officer is the beneficial owner, which replaced and rescinded the above referenced note with James Ballengee effective back to May 14, 2024, under the same terms such that all obligations under the notes are the responsibility of Ballengee Holdings, LLC and the prior note with James Ballengee is no longer enforceable. The balance of the notes was $1,981,730 and $1,391,650 at December 31, 2025 and December 31, 2024, respectively.

During the year ended December 31, 2025, the Company entered into a settlement agreement with its former Chief Financial Officer related to previously accrued compensation and other obligations. The Company settled all amounts due under the agreement during the year, and no balance remained outstanding as of December 31, 2025.

Note 12. Other Current Liabilities

The conversion features of the Company’s convertible notes contain variable pricing based on future market prices and are therefore accounted for as derivative liabilities in accordance with ASC 815-15. The Company recorded a derivative liability of $9,062,320 as of December 31, 2025, with a corresponding charge to loss on conversion of debt in the consolidated statements of operations.

As of December 31, 2025, the Company had an outstanding balance of $7,103,108 under a line of credit agreement with B1 Bank related to accounts receivable factoring. The facility has matured. In connection with this arrangement, the Company maintains restricted cash of approximately $1.8 million. See Note 13 Commitments and Contingencies for additional information.

Note 13. Commitments and Contingencies

Finance Leases

The Company has finance lease arrangements with Maxus Capital Group, LLC (“Maxus”) related to storage, terminaling, and transportation equipment acquired in prior business combinations. These leases generally require fixed monthly payments over terms ranging from four to five years and include options to purchase the underlying assets at the end of the lease term.

Certain of the Company’s finance lease agreements require monthly cash reserve payments in addition to base lease payments, which may be applied in the event of default and are refundable at the end of the lease term. The leases are secured by the underlying assets and, in certain cases, by accounts receivable.

In addition, the Company has entered into arrangements with Maxus to finance the construction and sale-leaseback of certain assets, including a wash plant facility and pipeline equipment, for which final lease terms are determined upon commencement.

During 2025, the Company entered into a forbearance agreement with Maxus related to certain financing and lease arrangements. The agreement acknowledged existing events of noncompliance and provided for revised payment terms, including an annual interest rate of 12%, under which Maxus agreed to forbear from exercising its remedies so long as the Company complied with the modified terms. In connection with the agreement, the Company paid a forbearance fee of $250,000 and issued restricted shares of common stock valued at $250,000. The Company did not comply with certain terms of the forbearance agreement and is currently working with Maxus to address the outstanding obligations. As a result, the related obligations have been classified as current lease liabilities as of December 31, 2025.

Description	Amount
Principal portion of finance lease obligations	$8,711,784
Accrued interest	390,068
Total finance lease liabilities (current)	$9,101,852

Operating Leases

On December 16, 2022, the Company’s subsidiary, VivaVentures Remediation Corp., entered into a land lease agreement with W&P Development Corporation for approximately 3.5 acres in Houston, Texas. The lease has an initial term of 126 months, with an option to extend for an additional 120 months. Monthly rent escalates over the term from approximately $7,000 to approximately $16,000.

On October 1, 2024, in connection with the acquisition of the Endeavor Entities, the Company assumed several operating leases, including (i) a corporate office lease in Dallas, Texas with a term through May 31, 2027 and monthly rent of approximately $15,233, and (ii) a trucking yard and shop lease in Monahans, Texas with a term through April 30, 2026 and monthly rent of approximately $10,000. The Company also assumed two short-term leases in Reeves County, Texas that expired on May 31, 2025.

During the year ended December 31, 2025, the Company entered into a yard lease in Pearsall, Texas. The term of approximately three years, which is accounted for as an operating lease and included in operating lease right-of-use assets and liabilities. The Company also entered into a commercial motor vehicle sublease that is structured on a month-to-month basis; accordingly, this arrangement is accounted for as a short-term lease, and lease payments are expensed as incurred. Both leases are with a related party affiliated with the Company’s Chief Executive Officer.

The right-of-use assets for operating leases as of December 31, 2025 and 2024 was $494,755 and $4,920,454. Rent expense for the years ended December 31, 2025 and 2024 was $494,755 and $557,892. The decrease in operating lease right-of-use assets and lease expense during the year ended December 31, 2025 was primarily due to the divestiture of certain wholly owned subsidiaries and the related operating leases associated with those entities.

The following table reconciles the undiscounted cash flows for the leases as of December 31, 2025 to the operating lease liability recorded on the balance sheet:

2025	85,080
2026	305,817
2027	150,479
2028	-
2029	-
Thereafter	-
Total undiscounted lease payments	541,376
Less: Imputed interest	46,621
Present value of lease payments	494,755

Operating lease liabilities, current	272,469
Operating lease liabilities, long-term	222,285
Operating lease liability	494,755

Weighted-average remaining lease term (mo.)	9.05
Weighted-average discount rate	8.72%

The discount rate is the Company’s incremental borrowing rate, or the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Based on an assessment of the Company’s borrowings at the time the operating leases were entered into or acquired, the incremental borrowing rate was determined to be between 6.29% and 12.5%.

Employment Agreements

On October 28, 2022, the Company entered into an executive employment agreement with James Ballengee, its Chief Executive Officer and Chairman. Pursuant to the agreement, Mr. Ballengee receives annual compensation of $1,000,000 payable in shares of the Company’s common stock issued in quarterly installments, subject to applicable Nasdaq rules and the Company’s equity incentive plan. Mr. Ballengee is also eligible for discretionary performance bonuses. The agreement may be terminated by either party upon notice.

On July 24, 2025, the Company entered into an executive employment agreement with Kimberly Hawley in connection with her appointment as Executive Vice President, Chief Financial Officer and Treasurer. Ms. Hawley receives an annual base salary of $350,000 and is eligible for performance-based bonus compensation. The agreement may be terminated by either party upon five business days’ notice; however, a termination without cause provides for severance equal to one year of base salary.

On August 12, 2025, the Company entered into an amended employment agreement with Les Patterson pursuant to which he serves as Executive Vice President and Chief Operating Officer. Mr. Patterson receives an annual base salary of $375,000 and annual equity compensation with a minimum value of $125,000, payable in quarterly installments. In addition, Mr. Patterson received a one-time signing bonus in the form of restricted common stock valued at $250,000. The agreement may be terminated by either party upon notice, and provides for severance equal to six months of base salary in the event of a termination without cause.

During the year ended December 31, 2025, Tyler Nelson, Russ Shelton, and Patrick M. Knapp each resigned from their respective positions with the Company. Mr. Nelson’s employment relationship was resolved pursuant to a settlement agreement entered into in November 2025.

During the year ended December 31, 2025, the Company entered into settlement agreements with certain former employees and consultant, including its former Chief Financial Officer, related to previously accrued compensation and other obligations. In connection with these agreements, the Company recorded settlement expense of approximately $1,750,000, which is included in accounts payable and accrued expenses as of December 31, 2025.

During 2025, the Company entered into a forbearance agreement with Maxus Capital Group, LLC related to certain financing and lease arrangements. The Company did not comply with certain terms of the agreement and is currently working with the lender to address the outstanding obligations. Additional information regarding these arrangements is included in Note 11 - Loans and Notes Payable.

The Company has an outstanding obligation to B1 Bank related to a matured accounts receivable financing arrangement. B1 Bank has indicated its intent to pursue legal remedies, including seeking direct collection from certain of the Company’s customers, including customers subject to netting arrangements who were previously factored. Based on discussions with management and legal counsel, the Company has concluded that it is probable that B1 Bank will pursue such actions. The Company continues to evaluate its position and is engaged in discussions with the lender regarding resolution of this matter. See Note 12 – Other Current Liabilities for additional information.

Note 14. Stockholders’ Equity

Series A Preferred Stock

The Series A Preferred Stock has a stated value of $1,000 per share and is convertible into shares of the Company’s common stock at a conversion price of $1.00 per share, subject to customary anti-dilution adjustments. The Company has the right to convert the Preferred Stock at any time.

On November 26, 2025, the Company filed an Amended and Restated Certificate of Designation for its Series A Preferred Stock to add voting rights to the rights and preferences of the Series A Preferred Stock. As a result of the amendment, the holders of the Series A Preferred have votes equal to the stated value per share on any matters properly presented to the Company’s shareholders.

The Series A Preferred Stock carries a cumulative dividend of 6% per annum, payable quarterly in shares of common stock, subject to beneficial ownership limitations. Any unpaid dividends accrue until such time as they may be issued. The Series A Preferred Stock has a liquidation preference over common stock and any other junior securities. The Company has the right, but not the obligation, to redeem the Series A Preferred Stock.

On October 1, 2024, the Company acquired the Endeavor Entities for total consideration of approximately $116.3 million, payable in a combination of common stock and Series A Preferred Stock. In connection with this transaction, the Company issued 33,621 shares of common stock and 107,789 shares of Series A Preferred Stock to the sellers.

On July 30, 2025, the Company completed the sale of certain subsidiaries in exchange for 11,058 shares of the Company’s Series A Preferred Stock, valued at approximately $11.1 million. The shares issued in connection with this transaction are no longer considered outstanding and are not entitled to dividends. The buyer is an entity controlled by the Company’s Chief Executive Officer.

As of December 31, 2025 and 2024, there were 96,731 and 107,789 shares of Series A Preferred Stock issued and outstanding, respectively.

Common Stock

On December 22, 2025, the Company’s shareholders approved an increase in the number of authorized shares of common stock from 200,000,000 to 500,000,000 shares.

Subsequent to year end, the Company effected a 1-for-200 reverse stock split of its common stock. All share and per share amounts presented herein have been retroactively adjusted to reflect the reverse stock split.

Noncontrolling Interest

Noncontrolling interests represent the portion of certain consolidated subsidiaries that are owned by third-parties. For the year ended December 31, 2024 the change in noncontrolling interest was due primarily related to the noncontrolling interest’s allocation of the impairment expenses.

The Company holds noncontrolling interests in certain entities, including Vivaopportunity Fund LLC, Vivaventures UTSI, LLC, Vivaventures Royalty II, LLC, and International Metals Exchange, LLC. As of December 31, 2025 and 2024, the Company held 1,000 Class A LLC Units in each entity, with an aggregate carrying value of $4,000, recorded at cost.

These entities are not consolidated as the Company does not have a controlling financial interest. While the Company has certain management rights, it does not have the obligation to absorb losses or the right to receive benefits that would be considered significant.

Note 15. Share-Based Compensation & Warrants

On November 10, 2023, our 2023 Equity and Incentive Plan (the Plan) became effective. The plan was approved by our Board of Directors and by the holders of a majority of our common stock.

The following is a summary of the material features of the Plan, which is qualified in its entirety by reference to the actual text of the Plan.

Eligibility. The Plan provides for the grant of equity awards to the officers, employees, directors, consultants and other key persons of the Company and our subsidiaries selected from time to time by our Compensation Committee of the Board. The Compensation Committee will determine in its sole and absolute discretion the specific individuals eligible to participate in the Plan. As of April 14, 2026, we had approximately twenty-five employees and five directors. The Company also employs consultants to supplement its operational activities.

Awards. Awards under the Plan may take the form of stock options, stock appreciation rights (“SARs”), restricted stock awards, unrestricted stock awards, restricted stock units (“RSUs”), and other share-based awards, or any combination of the foregoing (each, an “award” and collectively, “awards”).

Shares Available. Subject to the adjustment provisions discussed below under “Adjustments,” the total number of shares that may be issued under the Plan is 200,000.

Plan Administration. Our Compensation Committee of the Board will administer the Plan at the time we add additional independent directors. Until then the Board will administer the Plan. The Board and the Compensation Committee are to as the “Administrator.” The Administrator will be authorized to grant awards under the Plan, to interpret the provisions of the Plan and to prescribe, amend and rescind rules relating to the Plan or any award thereunder. It is anticipated that the Administrator (either generally or with respect to specific transactions) will be constituted so as to comply, as necessary or desirable, with the requirements of Section 162(m) of the Internal Revenue Code (the “Code”) and Rule 16b-3 promulgated under the Exchange Act.

Stock Options. The Plan permits the granting of “incentive stock options” meeting the requirements of Section 422 of the Code, and “nonqualified stock options” that do not meet such requirements. The term of each option is determined by the Compensation Committee and shall not exceed ten years after the date of grant. Options may also be subject to restrictions on exercise, such as exercise in periodic installments, as determined by the Administrator. In general, the per share exercise price for options must be at least equal to 100% of the fair market value of the underlying shares on the date of the grant, unless the option is intended to be compliant with the requirements of Section 409A of the Code. All 200,000 shares authorized for issuance under the Plan shall be available for issuance in respect of incentive stock options.

Stock Appreciation Rights. The Plan permits the granting of SARs. The Administrator will determine any vesting schedules and the terms and conditions of each grant. Upon the exercise of a SAR, the recipient is entitled to receive from the Company an amount in cash or shares with a fair market value equal to the appreciation in the value of the shares subject to the SAR over a specified reference price. The reference price per share of any SAR will not be less than 100% of the fair market value per share of Company Common Stock on the date of the grant of the SAR, unless the SAR is intended to be compliant with the requirements of Section 409A of the Code.

Restricted Stock Awards. The Administrator may award restricted stock under the Plan. Restricted stock gives a participant the right to receive stock subject to a risk of forfeiture based upon certain conditions. The forfeiture restrictions on the shares may be based upon performance standards, length of service and/or other criteria as the Compensation Committee may determine. Until all restrictions are satisfied, lapsed or waived, we will maintain custody over the restricted stock, but the participant will be able to vote the shares and will be entitled to all distributions paid with respect to the shares (but see below, under the heading “No Current Dividends on Unvested Awards” with respect to the treatment of dividends while the shares remain unvested). During the period in which shares are restricted, the restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered. Upon termination of employment, the participant will forfeit the restricted stock to the extent the applicable vesting requirements have not by then been met.

Unrestricted Stock Awards. The Administrator may award unrestricted stock under the Plan. Unrestricted stock may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

Restricted Stock Units. The Plan provides that the Administrator may grant restricted stock units (“RSUs”), which represent the right to receive shares following the satisfaction of specified conditions. The Administrator will determine any vesting schedules and the other terms of each grant of RSUs. A participant will not have the rights of a stockholder with respect to the shares subject to an RSU award prior to the actual issuance of those shares.

Performance Awards. The Plan provides that the Administrator may grant awards that are contingent upon the achievement of specified performance criteria (“Performance Awards”). Such awards may be payable in cash, shares or other property. The Administrator will determine the terms of Performance Awards, including the performance criteria, length of the applicable performance period, and the time and form of payment.

Other Share-Based Awards. The Plan provides that the Administrator may grant other awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares. All the terms of such other share-based awards will be determined by the Administrator.

No Payment of Dividends Until Awards Vest. Dividends or dividend equivalents payable with respect to Plan awards will be subject to the same vesting terms as the related award.

Adjustments. In the event of any corporate transaction or event such as a stock dividend, extraordinary dividend or similar distribution (whether in the form of cash, shares, other securities, or other property), reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the Plan provides that the Administrator will make equitable adjustments to (i) the maximum number of shares reserved for issuance under the Plan, (ii) the number and kind of shares or other securities subject to any then outstanding awards under the Plan, (iii) the repurchase price, if any, per phare subject to each outstanding award, and (iv) the exercise price for each Share subject to any then outstanding Stock Options under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Stock Options) as to which such Stock Options remain exercisable.

Transferability of Awards. Restricted Stock awards, Stock Options, SARs and, prior to exercise, the shares issuable upon exercise of such Stock Option shall not be transferred other than by will, or by the laws of descent and distribution. The Administrator, however, may allow for the assignment or transfer of an award (other than incentive stock options and restricted stock awards) to a participant’s spouse, children and/or trusts, partnerships, or limited liability companies established for the benefit of the participant’s spouse and/or children, subject in each case to certain conditions on assignment or transfer.

Termination and Amendment. The Board may, at any time, amend or discontinue the Plan and the Compensation Committee may, at any time, amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding award without the consent of the holder of the Award. The Compensation Committee may exercise its discretion to reduce the exercise price of outstanding Stock Options or effect repricing through cancellation of outstanding Stock Options and by granting such holders new awards in replacement of the cancelled Stock Options. To the extent determined by the Compensation Committee to be required either by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code or otherwise, Plan amendments shall be subject to approval by the Company stockholders entitled to vote at a meeting of stockholders. The Board has the right to amend the Plan and/or the terms of any outstanding Stock Options to the extent reasonably necessary to comply with the requirements of the exemption pursuant to Rule 12h-1 of the Exchange Act.

Treatment of Awards Upon a Sale Event. In the case of and subject to the consummation of a Sale Event (as the term is defined in the Plan), the Plan and all outstanding Stock Options and SARs issued thereunder shall become one hundred percent (100%) vested upon the effective time of any such Sale Event, all unvested Restricted Stock and unvested Restricted Stock Unit Awards issued thereunder shall become one hundred percent (100%) vested, with an equitable or proportionate adjustment as to the number and kind of shares subject to such awards as such parties shall agree, and such Restricted Stock shall be repurchased from the holder thereof at the then fair market value of such shares. In the event of the termination of the Plan, each holder of Stock Options shall be permitted, within a period of time prior to the consummation of the Sale Event as specified by the Administrator, to exercise all such Stock Options or SARs which are then exercisable or will become exercisable as of the effective time of the Sale Event.

Treatment of Termination of Service Relationship. Any portion of a Stock Option or SAR that is not vested and exercisable on the date of termination of an optionee’s service relationship, a grantee’s right in all Restricted Stock Units that have not vested upon the grantee’s cessation of service relationship with the Company and any subsidiary for any reason, shall immediately expire and be null and void, unless otherwise be provided by the Administrator. Once any portion of the Stock Option becomes vested and exercisable, the optionee’s right to exercise such portion of the Stock Option or SAR in the event of a termination of the optionee’s service relationship shall continue until the earliest of: (i) the date which is: (A) 12 months following the date on which the optionee’s Service Relationship terminates due to death or Disability (or such longer period of time as determined by the Committee and set forth in the applicable Award Agreement), or (B) three months following the date on which the optionee’s Service Relationship terminates if the termination is due to any reason other than death or Disability (or such longer period of time as determined by the Committee and set forth in the applicable Award Agreement), or (ii) the expiration date set forth in the award agreement; provided that notwithstanding the foregoing, an award agreement may provide that if the optionee’s service Relationship is terminated for cause, the Stock Option shall terminate immediately and be null and void upon the date of the optionee’s termination and shall not thereafter be exercisable.

Tax Withholding. The Company and its subsidiaries may deduct amounts from participants to satisfy withholding tax requirements arising in connection with Plan awards. The Company’s obligation to deliver stock certificates (or evidence of book entry) to any grantee is subject to and conditioned on any such tax withholding obligations being satisfied by the grantee.

Stock Options & Awards

Generally accepted accounting principles require share-based payments to employees, including grants of employee stock options, warrants, and common stock to be recognized in the income statement based on their fair values at the date of grant, net of estimated forfeitures.

The Company has granted stock-based compensation to employees, including the issuance of 7,109 employee stock options granted in June 2022 that vested over a period of two years. For the year ended December 31, 2024, the Company issued 5,380 shares in connection with the CEO’s employment agreement. In addition, during 2024, the Company issued 242 shares subject to quarterly vesting over 12 months, certain awards that cliff vest over 12 and 18 months in connection with employee contracts, and 2,698 shares in connection with new employment agreements.

During the year ended December 31, 2025, the Company issued an aggregate of 7,784 shares of common stock as stock-based compensation, including 3,299 shares issued to the CEO, 2,004 shares that vested upon cliff vesting conditions, 2,356 shares issued in connection with new employment agreements, and 125 shares issued for other compensation arrangements. During the year ended December 31, 2025, the Company issued 3,944 shares of common stock to directors as stock-based compensation. The Company also issued 49,115 shares of common stock as compensation for consulting services during the period.

For the years ended December 31, 2025 and 2024, stock-based compensation was $1,510,005 and $2,930,838, respectively. In addition, the Company recognized stock-based consulting compensation expense of $1,908,001 and $19,998 for the years ended December 31, 2025 and 2024, respectively.

On June 20, 2023, we issued a 15% secured promissory note due to Al Dali International for Gen. Trading & Cont. Co., a company organized under the laws of Kuwait (“DIC”). As security to secure repayment of the Note, we issued DIC an option to purchase 5,000 shares of our common stock at an exercise price of $235.80 per share, which was recorded as a debt discount in the amount of $467,509, which is amortized to interest expense over the term of the agreement using the effective interest method.

During the year ended December 31, 2025, the Company recognized approximately $300,000 of forfeitures related to previously granted equity awards, which reduced stock-based compensation expense. There were no other options or awards granted during the years ended December 31, 2024 and 2023, respectively.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the options on the date of issuance are as follows:

December 31, 2023
Risk-free interest rate	0.24 – 5.23%
Expected dividend yield	None
Expected life of warrants	3.33 – 10 years
Expected volatility rate	156 – 273%

The following table summarizes all stock option activity of the Company for the years ended December 31, 2025 and 2024. All share and weighted average exercise price amounts have been retroactively adjusted to reflect the Company’s 200-for-1 reverse stock split.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding, December 31, 2024	1,721,761	$1.97	4.71

Granted	-	-	-
Exercised	-	-	-
Forfeited	(300,000)	0.53	0.00
Outstanding, December 31, 2025	1,421,761	$1.86	2.59

Exercisable, December 31, 2024	1,721,761	$1.97	4.71

Exercisable, December 31, 2025	1,421,761	$1.86	5.40

As of December 31, 2025 and 2024, the aggregate intrinsic value of the Company’s outstanding options was approximately none. The aggregate intrinsic value will change based on the fair market value of the Company’s common stock.

Warrants

As of December 31, 2025 and 2024, the Company had 400 warrants outstanding.

On February 14, 2022, the Company completed an underwritten public offering and issued the underwriter, EF Hutton, a five-year warrant to purchase 400 shares of common stock at an exercise price of $1,150 per share. The warrant was valued at approximately $374,000.

On April 4, 2024, the Company issued Clear Street LLC a one-year warrant to purchase 1,595 shares of common stock at an exercise price of $180 per share, which was valued at approximately $92,522. This warrant expired unexercised during 2025.

These warrants are classified as equity instruments and were recorded as a direct cost of the related offering.

Management uses the Black-Scholes option pricing model to determine the fair value of warrants on the date of issuance. No warrants were issued during the year ended December 31, 2025; accordingly, no new assumptions were required.

All share and per share amounts have been retroactively adjusted to reflect the Company’s 200-for-1 reverse stock split.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the warrants on the date of issuance during 2023 and 2024 are as follows:

Risk-free interest rate	1.92 – 5.02%
Expected dividend yield	None
Expected life of warrants	1 – 5 years
Expected volatility rate	98 – 167%

Note 16. Segments

As previously disclosed in our periodic filings with the SEC, the Company historically reported two business segments: crude oil transportation and facility services for terminaling and storage. In August 2024, the Company launched supply and trading activities, and beginning with the third quarter of 2025, management determined that these activities meet the criteria for a reportable operating segment under ASC 280. As a result, the Company now reports three reportable operating segments: transportation and logistics services, terminaling and storage services, and supply and trading.

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. The CODM evaluates operating performance and allocates resources using segment gross profit, which is determined on the same basis as consolidated gross profit presented in the Company’s condensed consolidated statements of operations. The CODM does not review segment asset information in assessing performance or allocating resources; therefore, segment assets are not presented. In prior periods, the Company presented segment results through net income (loss); however, beginning in 2025, the CODM evaluates segment performance based on gross profit. Accordingly, segment disclosures have been revised to reflect the current measure of segment performance.

Beginning in the third quarter of 2025, the Company no longer reports “Corporate and Other” as a separate category, as these activities do not constitute an operating segment and are not separately reviewed by the CODM. Corporate-level expenses, including executive and shared services personnel costs, stock-based compensation, legal and audit expenses, and other overhead items, are now allocated to operating segments or included in consolidated results, as appropriate.

Year ended December 31, 2025

	Transportation and Logistics Segment	Terminaling and Storage Segment	Supply and Trading Segment	Total Consolidated
Revenues	$23,218,485	$3,389,461	$57,585,457	$84,193,403
Revenues - related party	11,895,108	8,330,299	-	20,225,406
Total revenues	35,113,592	11,719,760	57,585,457	104,418,809
Cost of revenues	4,970,253	4,162,336	57,540,070	66,672,658
Gross profit	$30,143,339	$7,557,424	$45,388	$37,746,151

Year ended December 31, 2024

	Transportation and Logistics Segment	Terminaling and Storage Segment	Supply and Trading Segment		Total Consolidated
Revenues	$18,782,745	$39,829,406		$-	$58,612,151
Revenues - related party	-	31,199,089			31,199,089
Total revenues	18,782,745	71,028,495			89,811,240
Cost of revenues	13,804,019	65,788,017		-	79,592,036
Gross profit	$4,978,726	$5,240,478	$		$10,219,204

Note 17. Income Tax

Provision for income taxes is as follows:

	December 31,
	2025	2024
Current:
State	$271,385	$60,810
Total current	271,385	60,810
Deferred:
Federal	(133,337)	73,897
State	(21,045)	(7,838)
Total Deferred	(154,382)	66,059

Net provision	$117,003	$126,869

The differences between the expected income tax provision based on the statutory Federal United States income tax rates and the Company’s effective tax rates are summarized below:

	December 31, 2025
Tax Computed At The Federal Statutory Rate	$(23,524,962)	21.00%
State Tax, Net Of Fed Tax Benefit	201,325	-0.18%
Nondeductible Expenses	6,138,443	-5.48%
Valuation Allowance	17,119,044	-23.56%
Other/Prior Year True-Up	183,153	0.29%
Provision from income taxes	$117,003	-0.57%

[1]	State taxes in Texas make up the majority (greater than 50%) of the tax effect in this category.

	December 31, 2024
Tax Computed At The Federal Statutory Rate	$(4,634,170)	21.00%
State Tax, Net Of Fed Tax Benefit	(352,031)	1.60%
Nondeductible Expenses	412,439	-1.87%
Flowthrough Entity not Subject to Tax	870,990	-3.95%
Foreign Corporation - Minority Interest	590	0.00%
Non-controlling Interest	(827,332)	3.75%
Valuation Allowance	5,199,892	-23.56%
Stock compensation	(488,445)	2.21%
Rate Change	8,363	-0.04%
Other/Prior Year True-Up	(63,427)	0.29%
Provision from income taxes	$126,869	-0.57%

Significant components of the Company’s deferred tax assets and liabilities are as follows:

December 31, 2025
Deferred Tax Assets:
Net Operating Losses	$11,400,601
Intangibles	6,873,705
Stock Compensation	53,210
Reserves	3,581,290
Interest Expense Carryover	3,824,177
Lease Liability	104,795
Fixed Assets	716,718
Accrued Liabilities	386,318
Other	224,860
Total Deferred Tax Assets	27,165,673
Deferred Tax Liabilities:
ROU Asset	(104,794)
Total Deferred Tax Liabilities	(104,794)

Less: Valuation Allowance	(27,060,879)
Net Deferred Asset/(Liability)	$0

December 31, 2024
Deferred Tax Assets:
Net Operating Losses	$7,732,475
Stock Compensation	361,778
Reserves	2,668,891
Leases Liability	1,104,044
Inventory	-
Fixed Assets	417,949
Accrued Liabilities	595,127
Other	85,575
Total Deferred Tax Assets	12,965,839

Deferred Tax Liabilities:
ROU Asset	(1,125,516)
Intangibles	(2,068,818)
Total Deferred Tax Liabilities	(3,194,334)

Less: Valuation Allowance	(9,925,886)
Net deferred tax liability:	$(154,381)

In determining the possible future realization of deferred tax assets, the Company has considered future taxable income from the following sources: (a) reversal of taxable temporary differences; and (b) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. A valuation allowance is recognized for a deferred tax asset if, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. In making such judgments, significant weight is given to evidence that can be objectively verified. Based on our review of the deferred tax assets the Company has concluded that a valuation allowance is necessary on the net operating loss balance, as realization of this asset does not meet the more likely than not threshold.

As of December 31, 2025 and 2024, the Company had estimated net operating losses for federal and state purposes of $49 million and $40 million, respectively. Federal net operating losses of $6.5 million will expire in 2037. State net operating loss carryovers of $8.5 million will start to expire in 2037. Other federal and state net operating loss carryovers do not have an expiration date.

We recognize a tax position as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.

For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. We recognize potential interest and penalties related to unrecognized tax benefits in the general and administrative expense in the statement of operations of the Company.

The Company is in the process of filing back income tax returns from 2010 through the current year and subject to IRS examination for these years. The Company has booked a reserve for potential penalties associated with non-filing of certain foreign information reports related to its subsidiary in the Middle East. Penalties and interest have been reported in the general and administrative section of the statement of operations. The reserve balance at December 31, 2025 and 2024 was $1,029,846 and $837,477, respectively. The Company does not expect this reserve to reverse within the next 12 months, as they will apply for a penalty waiver when the tax returns are ultimately filed. Due to the non-filing of income tax returns, statutes of limitations on the potential examination of those income tax periods will continue to run until the returns are filed, at which time the statutes will begin.

Note 18. Related Party Transactions

In 2023, the Company subleased office space to Spectra Global Cuisine, LLC (“Spectra”), an entity that shares officers with WealthSpace, LLC. For the year ended December 31, 2024, the Company recognized $115,000 in sublease revenue and had accounts receivable of $137,000 related to this arrangement. During the year ended December 31, 2025, the sublease arrangement was terminated and the Company recorded a write-off of the related accounts receivable. No balance remained outstanding as of December 31, 2025.

During August 2022 the Company entered into secured promissory notes with Jorgan Development, LLC (“Jorgan”) and JBAH Holdings, LLC (“JBAH”), which are entities beneficially owned by James Ballengee, the Company’s Chief Executive Officer (“CEO”). The promissory notes, which bear interest at prime plus 3% (10% at December 31, 2025), were amended in 2025 to reduce the required monthly payments from 99% to 50% of Monthly Free Cash Flow, as defined in the agreement. As of December 31, 2025 and 2024, the aggregate outstanding principal balance of the notes issued to Jorgan was $1,137,563 and $18,109,503, respectively.

The Company is party to an Oil Storage Agreement with White Claw Crude, LLC (“WC Crude”), an entity that shares a common beneficiary, the Company’s CEO, with Jorgan and JBAH. Under this agreement, WC Crude has the right, subject to the payment of service and maintenance fees, to store crude oil and other liquid hydrocarbons at a crude oil terminal operated by the Company. WC Crude is required to pay a minimum fee of $150,000 per month, regardless of actual storage utilization. The agreement expires on December 31, 2031. The Company recognized related-party tank storage revenue of $1,802,868.07 for the year ended December 31, 2025, and $1,350,000 for the year ended December 31, 2024.

The Company is also party to a Crude Petroleum Supply Agreement (“Supply Agreement”) with WC Crude. Under the Supply Agreement, WC Crude supplies the Company with a minimum of 1,000 sourced barrels per day. The agreement provides that if the Company does not realize a margin of at least $5.00 per barrel upon resale of these volumes, WC Crude will pay the Company a deficiency payment equal to the difference between the realized margin and $5.00 per barrel. Conversely, if the Company realizes a margin in excess of $5.00 per barrel, the Company is required to remit a profit-sharing payment to WC Crude equal to 10% of the excess margin, multiplied by the number of barrels sold. The Supply Agreement expires on December 31, 2031. For the twelve months ended December 31, 2025 and 2024, the Company recorded crude oil purchases from WC Crude of $1,569,149 and $14,796,564, respectively, and recognized deficiency payments of $2,403,818 and $0, respectively. In addition, the Company has an agreement to sell natural gas liquids and crude petroleum products to WC Crude, which are cash-net-settled at market prices. The Company recognized related-party sales to WC Crude totaling $61,158 and $9,886,435 the years ended December 31, 2025 and 2024, respectively.

We have an existing note payable issued to Triple T, which is owned by Dr. Khalid Bin Jabor Al Thani, the 51% majority-owner of Vivakor Middle East LLC The note is interest free, has no fixed maturity date and will be repaid from revenues generated by Vivakor Middle East LLC. As of December 31, 2025 and 2024, the balance owed was $479,109 and $404,120.

On October 1, 2024, Jorgan and JBAH (collectively, the “Sellers”), as the equity holders of Endeavor Crude, LLC, a Texas limited liability company, Equipment Transport, LLC, a Pennsylvania limited liability company, Meridian Equipment Leasing, LLC, a Texas limited liability company, and Silver Fuels Processing, LLC, a Texas limited liability company (collectively, the “Endeavor Entities”) closed the transactions that were the subject of the previously-disclosed Membership Interest Purchase Agreement among them dated March 21, 2024, as amended (the “MIPA”) (the “Closing”). In accordance with the terms of the MIPA, at the Closing, the Company acquired all of the issued and outstanding membership interests in each of the Endeavor Entities (the “Membership Interests”), making them wholly-owned subsidiaries of the Company.

The Endeavor Entities own and operate a combined fleet of more than 500 commercial tractors and trailers for the hauling of crude oil and produced water and also own and operate a crude oil pipeline and exclusive connected blending and processing facility in Blaine County, Oklahoma.

The purchase price for the Membership Interests was $116.3 million (the “Purchase Price”), after post-closing adjustments, including a reduction for assumed debt and a possible increase for an earn-out adjustment, payable by the Company in a combination of Company common stock, $0.001 par value per share (“Common Stock”) and Company Series A Preferred Stock $0.001 par value per share (“Preferred Stock”). The Preferred Stock has the terms set forth in the Series A Preferred Stock Certificate of Designations, including, but not limited to, liquidation preference over the Common Stock, the payment of a cumulative six percent (6%) annual dividend per share payable quarterly in arrears in shares of Common Stock (so long as such issuances of Common Stock would not result in the Sellers beneficially owning greater than 49.99% of the issued and outstanding Common Stock), and the Company having the right to convert the Preferred Stock at any time using the stated value of $1,000 per share of Preferred Stock and the conversion price of one dollar ($1.00) per share of Common Stock. The Sellers are beneficially owned by James Ballengee, the Company’s CEO and principal shareholder.

On December 2, 2024, the Company issued 33,621 shares of Common Stock to the Sellers, or their assignees, with 24,998 shares issued to Jorgan and 253 shares issued to JBAH. The remaining shares were issued to two non-related parties as part of the consideration for the Purchase Price at the instruction of the Sellers. The Company issued 107,789 shares of Series A Preferred Stock to the Sellers, or their assignees, as part of the Purchase Price.

Upon the Closing of our acquisition of the Endeavor Entities, we acquired Trucking Transportation Agreement & Addendum with WC Crude. Under this agreement, WC Crude must, through its own operations or source for the Company, a minimum volume of 75,000 bbls per day for our trucking logistics services. The agreement expires on December 31, 2034. For the years ended December 31, 2025 and 2024, we realized related party trucking revenue related to this agreement of $11,895,108 and $3,756,097, respectively.

Upon the Closing of our acquisition of the Endeavor Entities, we acquired a Station Throughput Agreement with Posse Wasson, LLC (Posse Monroe, LLC) (“Possee”), who shares a beneficiary, James Ballengee, with Jorgan and JBAH. Under this agreement, Possee must source for the Company, a minimum volume of 230,000 bbls per month through our storage facility at $0.275 per barrel, guaranteeing $759,000 of throughput revenue on an annual basis. The agreement expires on December 31, 2034. For the years ended December 31, 2025 and2024, we realized revenue related to this agreement of $759,000 and $189,750, respectively.

Upon the Closing of our acquisition of the Endeavor Entities, we also acquired a Station Throughput Agreement with WC Crude. Under this agreement, WC Crude must source for the Company, a minimum volume of 200,000 bbls per month through our storage Omega Gathering Pipeline at $1.00 per barrel, guaranteeing $2,400,000 of throughput revenue on an annual basis. The agreement expires on December 31, 2034. For the years ended December 31, 2025 and 2024, we realized revenue related to this agreement of $1,734,306 and $427,844, respectively.

On October 17 2024, our newly acquired subsidiaries under the Endeavor Entities, received funding of $530,000 under our May 14, 2024 promissory note between Vivakor, Inc. and Ballengee Holdings, LLC (“Ballangee Holdings”), of which the Company’s CEO is the beneficial owner, which was paid off in 2024.

On May 14, 2024, the Company issued a promissory note to James Ballengee in the principal amount of up to $1,500,000, for which loan advances will be made to the Company as requested. The Company will use the proceeds of the promissory note for general working capital purposes and to repay certain indebtedness. The intent of borrowings under the promissory note is to be short term in nature and be repaid in 30 days. Any amounts that are not repaid in 30 days bear interest thereafter at a rate of 11% per annum. Each advance matures after six months from the date the Company receives the funds. On May 23, 2024, we issued a promissory note to Ballengee Holdings which replaced and rescinded the above referenced note with James Ballengee effective back to May 14, 2024, under the same terms such that all obligations under the notes are the responsibility of Ballengee Holdings and the prior note with James Ballengee is no longer enforceable. As of December 31, 2025 and 2024, the principal balance and accrued interest of this note was $1,481,730 and $139,175, and $1,164,150 and $43,880, respectively.

On June 13, 2024, we owed our Chief Financial Officer $1,167,750 in accrued salary and bonuses, plus interest (together, the “Accrued Compensation”), for serving as the Company’s Chief Financial Officer, and executed a Settlement Agreement where the Accrued Compensation would be paid under the terms of a straight promissory note in the principal amount of the Accrued Compensation. Under the terms of the note, the amounts due accrued interest at 8% per annum, to be paid by paying 5% of any money received by the Company from closed future financings or acquisition/merger/sale transactions until the note has been paid in full. In the event the note was not paid in full by June 30, 2025, the note matured and any amounts due thereunder were due and payable in full on such date. As of December 31, 2024 the balance of principal and accrued interest was $1,020,872 and $48,121. The note was paid off in 2025.

On July 5, 2024, the Company received a loan from Ballengee Holdings, in the principal amount of $500,000, and in connection therewith, we agreed to issue 21,552 ($50,000) restricted shares of the Company’s common stock, which is currently accrued in related party accounts payable in stock until the shares are issued. The loan bears interest at the rate of 10% per annum. The loan originally matured on December 31, 2024 and was subsequently amended to extend the maturity date to September 30, 2026. The note allows the holder to convert the outstanding principal and interest due under the note into shares of our common stock at price equal to 90% of the average closing price of our common stock for the previous five (5) trading days prior to the conversion date, with a floor conversion price of $1.00 per share. The lender may not convert amounts owed under the note if such conversion would cause him to own more than 4.99% of our common stock after giving effect to the issuance, which limitation may be raised to 9.99% upon from the lender. As of December 31, 2025 and 2024 the balance of principal and accrued interest was $500,000 and $61,956.52 and $500,000 and $24,456, respectively.

In connection with the 2025 divestiture of certain wholly owned subsidiaries, the Company became directly obligated for a related-party note payable to Meridian Equipment Leasing, LLC, an entity affiliated with the Company’s Chief Executive Officer, totaling $5,040,545. The Company also assumed $2,302,696 of related-party debt owed to Meridian Equipment Leasing, LLC in connection with the purchase of certain assets following the divestiture.

The notes bear interest at 12% per annum and mature in August 2028. The aggregate outstanding balance of these related-party notes was $6,701,887 as of December 31, 2025.

During the year ended December 31, 2025, the Company entered into a yard lease in Pearsall, Texas with a related party affiliated with the Company’s Chief Executive Officer. The lease has a term of approximately three years, with a monthly rent of $3,000 per month escalating annually, and is accounted for as an operating lease, with amounts included in operating lease right-of-use assets and liabilities.

The Company also entered into a commercial motor vehicle sublease with a related party affiliated with the Company’s Chief Executive Officer on a month-to-month basis. This arrangement is accounted for as a short-term lease, and lease payments are expensed as incurred.

As of December 31, 2025, accounts receivable – related party included a balance of $1,439,228 due from the buyer of the 2025 divestiture of the Company’s wholly owned subsidiaries, representing amounts paid by the Company. The balance is non-interest bearing and due on demand.

Note 19. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to issue.

As previously reported, on October 31, 2024, the Company, as the borrower, and certain of its subsidiaries, being Vivaventures Management Company, Inc., Vivaventures Oil Sands, Inc., Silver Fuels Delhi, LLC, White Claw Colorado City, LLC, Vivaventures Remediation Corporation, Vivaventures Energy Group, Inc., and Silver Fuels Processing, LLC, as guarantors (collectively, the “Guarantors” or “Subsidiaries”, as context requires), Cedarview Opportunities Master Fund LP, as the lender (the “Lender” or “Cedarview”); and Cedarview Capital Management, LLC, as the agent (the “Agent”), entered into a Loan and Security Agreement (the “Loan Agreement”). Pursuant to the Loan Agreement, the Company issued a secured promissory note (the “Note”) in the principal amount of $3,670,161, and the Lenders agreed to provide such term loan to the Company (the “Term Loan”) with maturity on October 31, 2025. On November 5 and 6, 2024 (the “Closing Date”), the Company received the net proceeds from the Term Loan less (i) a 3% origination fee, and (ii) repayment of $2,000,000 in outstanding principal, $68,009 in accrued interest, and a $242,991 prepayment fee pursuant to that certain Loan and Security Agreement dated February 5, 2024, by and between the Company, as borrower thereunder, certain of its Subsidiaries, as guarantors thereunder, and Lender and Agent. On April 9, 2025, a Side Letter Cedarview went effective which amended the terms of the Loan Agreement. Under the terms of the Side Letter, we agreed to pay the remaining amounts we owe under the Cedarview Loan as follows: (i) $589,890 on or before April 9, 2025, (ii) payments of $150,000 on each of April 30, 2025 and May 31, 2025, and (iii) four monthly payments of $645,685 until the Cedarview Loan has been paid in full. In exchange for Cedarview agreeing to the extended repayment terms under the Side Letter for the Cedarview Loan we agreed we would (a) pay Cedarview 30% of any net amounts we receive from drawdowns from any equity lines of credit we do in the future as payments on the Cedarview Loan, (b) pay Cedarview 30% of any net proceeds received from the sale of any assets in the future as payments on the Cedarview Loan, and (c) issue Cedarview, or its assignees, 1,500 shares of our restricted common stock. We paid the $589,890 payment on April 9, 2025 and issued Cedarview, and its assignees, 1,500 shares of our restricted common stock on April 11, 2025.

On December 31, 2025, the Company entered in an Interim Forbearance Agreement (the “Interim Forbearance Agreement”) with Cedarview, under which Cedarview agreed to forbear any rights it has for the Company’s default as a result of the Company’s failure to pay the Note in accordance with its terms, as amended. Cedarview agreed to forbear its rights and not call the Company in default under the Note through January 23, 2026 in exchange for the Company agreeing to enter into a long-term forbearance agreement on or before January 23, 2026, under which the maturity date for the Note will be extended to January 31, 2027 and the Company will agree to a payment plan for the Note and will agree to a Confession of Judgment with respect to (i) all amounts due and owing under the Note, including accrued but unpaid interest thereon that has accrued at the default interest rate, and (ii) $200,000 of collection expenses with respect thereto. The other terms of the extension of the maturity date will be determined between the parties on or before January 23, 2026, when the parties plan to execute a further agreement.

As previously reported, between June 6, 2025 and June 9, 2025, the Company issued convertible promissory notes (the “Lender Notes”), to seven non-affiliated accredited investors (the “Lenders”), in the aggregate principal amount of $5,117,647 in connection with a Securities Purchase Agreement entered into by and between the Company and the Lenders (the “Lender SPA”). Under the terms of the Lender SPA and the Lender Notes, the Company received $4,350,000 prior to deducting customary fees. Between December 31, 2025 and January 7, 2026, the Company received Notices of Conversion from the Lenders converting a total of $256,690 of the amounts due under the Lender Notes into 189,432 shares of the Company’s common stock, on January 16, 2026, the Company received Notices of Conversion from two of the Lenders converting a total of $41,165 of the amounts due under the Lender Notes into 46,079 shares of the Company’s common stock (together, the “Lender Shares”). Pursuant to the terms of the Lender Notes and the Notices of Conversion, the Company issued the Lender Shares. The Lender Shares were issued without a Rule 144 restrictive legend pursuant to a legal opinion received by the Company and its transfer agent.

On January 30, 2026, the Company entered into Forbearance and Note Amendment Agreements (the “Lender Forbearance Agreements”) with the each of the Lenders. As of the date the Lender Forbearance Agreements were entered into the Company owed approximately $2,242,793 under the Lender Notes, having satisfied approximately $2,874,854 of the aggregate principal amount since the Lender Notes were issued. Under the terms of the Lender Forbearance Agreements, (i) the parties agreed to extend the maturity date of the Lender Notes until January 31, 2027; (ii) the Company agreed to issue an aggregate of 280,839 shares of its restricted common stock (the “Agreement Shares”); (iii) the Company agreed to pay the following aggregate amounts to payoff the Lender Notes: $378,433.25 on or before March 1, 2026, $396,415 on or before April 30, 2026, $258,904 on or before June 30, 2026, $454,797 on or before July 31, 2026, $17,434 on or before September 30, 2026, $356,194 on or before October 31, 2026, $372,627 on or before January 31, 2027; and (iv) no conversions will be permitted under the Lender Notes unless the Company either fails to pay the Lender Notes in accordance with the above payment terms or the Company fails to get re-listed on Nasdaq on or before February 28, 2026, which date will be extended if the only requirement for the Company to get re-listed is the completion of a reverse stock split of the Company’s common stock so long as the Company is in the process of completing the reverse stock split.

As previously reported, on July 9, 2025, the Company, issued a junior secured convertible promissory note (the “Second Note”) to J.J. Astor & Co. (“J.J. Astor”), in the principal amount of $5,940,000 (the “Principal Amount”), in relation to an amended Loan and Security Agreement by and between the Company, its subsidiaries, and J.J. Astor (the “Amended Loan Agreement”). The Company received $4,400,000, before fees. The Company received the funds on July 15, 2025. On January 12, 2026, the Company received a Notice of Conversion from J.J. Astor converting $50,000 of the Principal Amount of the Second Note into 59,524 shares of the Company’s common stock (the “Shares”). Pursuant to the terms of the Second Note and the Notice of Conversion, the Company issued the Shares. The Shares were issued without a Rule 144 restrictive legend pursuant to a legal opinion received by the Company and its transfer agent.

On February 5, 2026, the Company entered into a Forbearance and Note Payment Amendment Agreement (the “J.J. Astor Forbearance Agreement”) with J.J. Astor. Under the terms of the J.J. Astor Forbearance Agreement, (i) the parties agreed to extend the maturity date of the Second Note until January 1, 2027; (ii) the Company agreed to pay the following payments to payoff the Second Note: (a) $50,000 per week commencing Monday, April 6, 2026, (b) $100,000 per week commencing Monday, July 6, 2026, (c) $150,000 per week commencing Monday, October 5, 2026, and (d) $250,000 per week commencing Monday, December 7, 2026, with the outstanding balance to be paid in full by January 1, 2027 (the “Amended Payment Terms”), with the Company having the ability to pay the Amended Payment Terms in shares of common stock if certain conditions are met as set forth in the Agreement, and (iii) the Company agree to use its best efforts to remove its suspension from trading on the Nasdaq Capital Market and be reinstated for trading on the Nasdaq Capital Market on or before February 28, 2026 (the “Nasdaq Reinstatement Deadline”), which deadline will be extended to a date not later than April 30, 2026 if the Company has applied for a reverse stock split prior to February 28, 2026 and is only waiting for regulatory approval of such stock split to regain compliance with Nasdaq’s listing rules. In the event the Company fails to comply with the terms of the J.J. Astor Forbearance Agreement, then entire outstanding principal amount plus accrued interest then due and payable under the Second Note shall increase to 110% of the then Outstanding Principal Amount, such balance will begin accruing interest at 19% per annum compounded daily, the balance will become immediately due and payable to J.J. Astor in full, the Forbearance provided herein shall terminate, and J.J. Astor may exercise all of its rights and remedies under the Amended Loan Agreement, the Second Note and other transaction documents.

On February 27, 2026, the Company and J.J. Astor entered into a Third Amendment to Loan Agreement Fourth Forbearance Agreement and Registration Rights Agreement (the “Loan Agreement Amendment No. 3”) and $993,750 Original Principal Amount Junior Secured Promissory Note (the “Fourth Note”). Under the terms of the Fourth Note J.J. Astor agreed to loan us an additional $750,000, which matures on April 6, 2026. In the event we default on the Fourth Note, the note begins accruing interest at 19% per annum, the principal amount due under the note is increased to 110% of the principal amount owed at the time of default, and the amounts due under the note become convertible with J.J. Astor allowed to convert 200% of the amount due under the note at a conversion price equal to an 80% discount to the lesser of (a) the closing price of the Company’s common stock on (x) the Funding Date of the Initial Note and (y) the Funding Date of the Second Note (whichever closing price is lower), or (b) 20% of the closing price of the Company Common Stock on such applicable Funding Date. Under the terms of the Loan Agreement Amendment No. 3, J.J. Astor and Company agreed the date by which the Company has to relist on Nasdaq under the Fourth Forbearance Agreement was extended to April 6, 2026, and the Second Note default terms were amended in certain respects to the default terms in the Fourth Note. The Company received the funds from the Fourth Note on February 27, 2026, minus $40,000 for legal and transaction fees. The Company and J.J. Astor also entered into a Subsidiary Guarantee, under which the Company’s subsidiaries are guaranteeing the amounts due under the Fourth Note (the “Subsidiary Guarantee”) and a Pledge and Security Agreement, under which the Company and its subsidiaries secured the repayment of the amounts due under the Second Note and the Fourth Note with their assets as collateral (the “Pledge and Security Agreement”). Additionally, the Company conveyed certain real property and improvements it owns in Blaine County, Oklahoma to J.J. Astor to secure the repayment of the Fourth Note. In the event the Fourth Note is paid in full by the maturity date, the Oklahoma property will be reconveyed to the Company.

On March 24, 2026, a Certificate of Amendment (the “Amendment to Articles”) to the Company’s Amended and Restated Articles of Incorporation, as amended, went effective with FINRA and OTC Markets, which implemented a 1-for-200 reverse stock split of the Company’s common stock in accordance with the approval of the holders of a majority in interest of the Company’s outstanding votes delivered at the Special Meeting of the Company’s Shareholders held on December 22, 2025. In accordance with FINRA rules, a “D” was placed on the Company’s ticker symbol for 20 business days “VIVKD”, to indicate the reverse stock split. After 20 business days, the symbol will be changed back to “VIVK”.

VIVAKOR, INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2026 AND 2025

VIVAKOR, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2026	December 31, 2025
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,455	$265,019
Cash - restricted	70,596	1,830,877
Accounts receivable, net of allowance for credit losses of $1,507,983 and $0 at March 31, 2026 and December 31, 2025, respectively	2,204,857	3,525,138
Accounts receivable - related party	5,951,509	1,439,228
Prepaid expenses	656,923	832,766
Marketable securities	236,535	247,913
Inventories	82,425	82,425
Total current assets	9,207,300	8,223,366

Other assets	446,263	491,221
Notes receivable	278,230	279,560
Property and equipment, net	57,140,830	58,297,200
Right of use assets - operating leases	406,308	494,755
Intellectual property, net	7,316,290	7,522,772
Customer relationships, net	36,995,452	38,184,057
Total assets	$111,790,673	$113,492,931

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$15,654,500	$13,976,431
Accounts payable and accrued expenses - related parties	3,414,046	1,832,625
Accrued compensation	237	41
Unearned revenue	9,107,297	9,107,297
Operating lease liabilities, current	247,868	272,469
Finance lease liabilities, current	9,363,205	9,101,852
Loans and notes payable, current	8,293,922	7,443,434
Loans and notes payable, current - related parties	2,544,797	3,616,401
Derivative liabilities	9,062,320	9,062,320
Other liabilities	5,272,272	7,103,109
Total current liabilities	62,960,464	61,515,979

Operating lease liabilities, long term	158,440	222,285
Loans and notes payable, long term	8,698,880	7,864,226
Loans and notes payable, long term - related parties	6,329,560	6,701,887
Total liabilities	78,147,344	76,304,377

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 15,000,000 shares authorized, 96,731 outstanding as of March 31, 2026 and December 31, 2025	97	97
Common stock, $0.001 par value; 500,000,000 shares authorized; 3,850,101 and 2,013,107 were issued and outstanding as of March 31, 2026 and December 31, 2025, respectively	3,850	2,013
Additional paid-in capital	248,828,991	245,600,342
Treasury stock, at cost	(20,000)	(20,000)
Accumulated deficit	(211,045,231)	(204,269,519)
Total Vivakor, Inc. stockholders’ equity (deficit)	37,767,707	41,312,933
Noncontrolling interest	(4,124,379)	(4,124,379)
Total stockholders’ equity (deficit)	33,643,328	37,188,554
Total liabilities and stockholders’ equity (deficit)	$111,790,673	$113,492,931

See accompanying notes to condensed consolidated financial statements

VIVAKOR, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,
	2026	2025
Revenues
Revenues	$14,093,384	$32,788,516
Revenues - related party	5,364,726	4,551,775
Total revenues	19,458,110	37,340,291
Cost of revenues	13,734,880	32,581,857
Gross profit	5,723,230	4,758,434
Operating expenses:
General and administrative	5,597,039	5,369,313
Amortization and depreciation	2,551,457	5,831,602
Total operating expenses	8,148,496	11,200,915
Loss from operations	(2,425,266)	(6,442,481)
Other income (expense):
Unrealized gain (loss) on marketable securities	(11,378)	1,652,754
Gain (loss) on disposition of assets	-	(1,597,913)
Loss on conversion of debt	(185,855)	-
Interest income	7,973	25,482
Interest expense	(1,870,250)	(1,131,077)
Interest expense - related parties	(143,161)	(53,121)
Other income (loss)	50,500	12,540
Total other income (expense)	(2,152,171)	(1,091,335)
Loss before provision for income taxes	(4,577,437)	(7,533,816)
Provision for income taxes	-	-
Consolidated net loss	(4,577,437)	(7,533,816)
Less: Net loss attributable to noncontrolling interests	-	(6,518)
Net loss attributable to Vivakor, Inc.	$(4,577,437)	$(7,527,298)

Series A Preferred Stockholder Dividends	2,198,275	1,588,581
Net loss to common shareholders	$(6,775,712)	$(9,115,879)

Basic and diluted net loss per share	$(2.32)	$(42.32)

Basic weighted average common shares outstanding	2,919,188	215,384

See accompanying notes to condensed consolidated financial statements

VIVAKOR, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Treasury	Accumulated	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Interest	Stockholders’
January 1, 2025	107,789	$108	208,546	$209	$208,209,037	$(20,000)	$(88,951,426)	$(4,119,284)	$115,118,644
Issuance of common stock for cash, net of offering	-	-	266,329	266	9,656,719	-	-	-	9,656,985
Issuance of common stock for a reduction of liabilities			2,999	3	719,639		-		719,642
Issuance of common stock for legal settlement			57,057	57	1,987,004				1,987,061
Stock based compensation			11,728	12	1,509,993		-		1,510,005
Stock based compensation - consultant			49,115	49	1,907,952		-		1,908,001
Common stock issued - Series A Preferred Stock Dividends			30,179	30	4,866,220		(4,866,250)		-
Common stock distributable - Series A Preferred Stock Dividends	-	-	157,143	157	219,843	-	(220,000)	-	-
Shares issued with debt	-	-	8,750	9	1,449,215	-	-	-	1,449,224
Shares issued with debt conversion			1,221,261	1,221	16,562,428		-		16,563,649
Consideration received for divestiture	(11,058)	(11)	-	-	(10,814,449)	-		-	(10,814,460)
Excess of consideration for divestiture over net assets transferred	-	-	-	-	9,326,741	-		-	9,326,741
Net loss	-	-	-	-	-	-	(110,231,843)	(5,095)	(110,236,938)
January 1, 2026	96,731	$97	2,013,107	$2,013	$245,600,342	$(20,000)	$(204,269,519)	$(4,124,379)	$37,188,554
Impact of stock split including issuances for fractional shares	-	-	17,023	(17)	17	-	-	-	-
Stock based compensation			36,515	37	337,464	-	-	-	337,501
Common stock distributable - Series A Preferred Stock Dividends	-	-	1,309,175	1,309	2,196,966	-	(2,198,275)	-	-
Shares issued with debt forbearance agreement	-	-	278,449	278	322,722	-	-	-	323,000
Shares issued with debt conversion	-	-	195,832	196	371,514	-	-	-	371,710
Net loss	-	-	-	-	-	-	(4,577,437)	-	(4,577,437)
March 31, 2026	96,731	$97	3,850,101	$3,850	$248,828,991	$(20,000)	$(211,045,231)	$(4,124,379)	$33,643,328

See accompanying notes to condensed consolidated financial statements

VIVAKOR, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	March 31, 2026	March 31, 2025
OPERATING ACTIVITIES:
Consolidated net loss	$(4,577,437)	$(7,533,816)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	2,551,457	5,831,602
Stock-based compensation	337,501	501,423
Stock-based compensation - consultant	-	300,000
Unrealized (gain) loss on marketable securities	11,378	(1,652,754)
Loss on disposition of assets	-	1,597,913
Loss on conversion of debt	185,855	-
Noncash interest charges	1,434,161	1,184,198
Interest on notes receivable	(7,386)	(2,306)
Changes in operating assets and liabilities:
Accounts receivable	(4,701,890)	(11,215,920)
Prepaid expenses	175,843	(2,654,689)
Inventories	-	73,205
Other assets	44,958	767,099
Other liabilities	(1,760,281)	-
Right of use assets - operating leases	88,447	471,182
Accounts payable and accrued expenses	2,990,538	12,983,336
Operating lease liabilities	(88,446)	(650,508)
Net cash provided by (used in) operating activities	(3,315,302)	(35)

INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	-	1,482,000
Net cash provided by (used in) investing activities	-	1,482,000

FINANCING ACTIVITIES:
Payment on financing lease liabilities	-	(979,673)
Proceeds from loans and notes payable	1,207,020	4,599,111
Proceeds from loans and notes payable - related party	87,437	1,664,150
Payment of notes payable	-	(4,489,161)
Payment of notes payable - related party	-	(1,164,601)
Net cash provided by (used in) financing activities	1,294,457	(370,174)

Net increase (decrease) in cash and cash equivalents	(2,020,845)	1,111,791
CASH AND CASH EQUIVALENTS, and CASH RESTRICTED, BEGINNING OF PERIOD	2,095,896	3,676,992
CASH AND CASH EQUIVALENTS, and CASH RESTRICTED, END OF PERIOD	$75,051	$4,788,783

SUPPLEMENTAL CASHFLOW INFORMATION:
Cash paid during the period for:
Interest	$-	$218,014

Noncash transactions:
Accounts payable on purchase of equipment	-	414,459
Notes payable settled against working capital items for netting arrangement	1,137,563	-
Series A preferred shareholder stock dividends	2,198,275	1,588,581
Common stock issued with debt	323,000	250
Common stock issued for a reduction in liabilities	-	381,000
Common stock issued on conversion of debt	371,710	-

See accompanying notes to condensed consolidated financial statements

VIVAKOR, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1. Description of Business

Vivakor, Inc. (collectively “we”, “us,” “our,” “Vivakor,” or the “Company”) is an integrated provider of midstream services and environmental solutions within the oil and gas industry. The Company owns and operates a diversified portfolio of midstream infrastructure assets located in several of the nation’s oil-producing basins, complemented by related environmental service offerings.

The Company conducts its operations through three primary business segments: transportation and logistics, terminaling and storage services, and supply and trading. The transportation and logistics segment includes crude oil gathering and transportation assets, including pipeline and trucking operations in the Permian and Anadarko Basins. The terminaling and storage services segment consists of crude oil terminal facilities located in Colorado City, Texas and Delhi, Louisiana. The supply and trading segment purchases and markets crude oil, condensate, and related hydrocarbon products.

The Company is also developing an environmental services business through the planned deployment of Remediation Processing Centers (“RPCs”), which are designed to recover hydrocarbons from contaminated soils and related waste streams. The RPC is under construction in Harris County, Texas.

On October 1, 2024, the Company acquired certain entities (the “Endeavor Entities”), expanding its midstream operations. During 2025, the Company completed the sale of certain non-core assets acquired in this transaction as part of a strategic review. On July 30, 2025, the Company sold certain non-core business units of Meridian Equipment Leasing, LLC and Equipment Transport, LLC, both subsidiaries included with the Endeavor Entities, in order to streamline operations and focus on core midstream transportation, terminaling, and environmental processing activities. See Note 4 – Business Combination and Divestiture of Wholly Owned Subsidiaries for additional information.

Note 2. Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the interim periods presented.

These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full fiscal year.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Change in Estimated Useful Lives

During the three months ended March 31, 2026, the Company reassessed the estimated useful lives of certain property and equipment based on operational experience, expected usage, and updated maintenance and replacement assumptions. As a result, the Company revised the estimated useful lives of certain assets on a prospective basis effective January 1, 2026.

The change in estimate was accounted for prospectively in accordance with ASC 250, Accounting Changes and Error Corrections. The effect of the change was to decrease depreciation expense by approximately $405,000 for the three months ended March 31, 2026.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue from the sale of crude oil and related petroleum products is recognized at a point in time when control transfers to the customer, generally upon delivery. Revenue from terminaling, storage, pipeline throughput, and transportation services is recognized over time as services are performed.

Segment Reporting

The Company operates through three reportable business segments: (i) Transportation and Logistics, (ii) Terminaling and Storage, and (iii) Supply and Trading.

Related Party Revenues

Revenue from related parties was $5,364,726 and $4,551,775 for the quarters ended March 2026 and 2025, respectively.

The Company generates revenue from related parties through the sale of crude oil and related products, as well as the provision of terminaling, storage, pipeline throughput, and transportation logistics services under long-term contracts. These contracts were acquired as part of the Company’s acquisitions of Silver Fuels Delhi, LLC and White Claw Colorado City, LLC in August 2022, and Endeavor Crude, LLC in October 2024, and were entered into in the ordinary course of business.

The Company evaluates collectability of related party receivables in a manner consistent with other customers.

Major Customers and Concentration of Credit Risk

During the three months ended March 31, 2026, two customers, including one related party, accounted for approximately 90% of the Company’s revenues. As of March 31, 2026, no significant accounts receivable balances were outstanding from these customers.

During the three months ended March 31, 2025, two customers, including one related party, accounted for approximately 15% of the Company’s revenues. As of March 31, 2025, these customers represented approximately 31% of the Company’s accounts receivable balance.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

All share and per share amounts have been retroactively adjusted to reflect the reverse stock split effected in March 2026.

Potentially dilutive securities are excluded from the computation of diluted net income (loss) per share when their effect would be antidilutive. Potentially dilutive securities include convertible notes, warrants, and stock options.

Note 3. Going Concern & Liquidity

The Company has historically incurred net losses and experienced negative cash flows from operations and, as of March 31, 2026, had an accumulated deficit of approximately $211 million. As of March 31, 2026, the Company had a working capital deficit of approximately $54 million and cash and cash equivalents of approximately $75,051, of which approximately $70,596 was restricted. In addition, the Company had approximately $10.8 million of debt obligations due within one year of the issuance of these condensed consolidated financial statements. The Company is further obligated under finance lease liabilities of approximately $9.3 million and has current derivative liabilities of approximately $9.1 million, which may require settlement in cash or equity and could place additional demands on liquidity. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

During the three months ended March 31, 2026, the Company continued executing its strategic plan focused on optimizing its midstream transportation, terminaling, and environmental processing operations, including the integration and operation of the Endeavor Entities acquired in the fourth quarter of 2024. The Company has historically financed its operations through a combination of operating cash flows, debt financings, and private and public equity offerings. During the second quarter 2026, the Company also entered into a financing arrangement with two institutional investors, with RBW Capital Partners LLC acting as placement agent, intended to support working capital and ongoing operations.

Based on the above, we believe there is substantial doubt about the Company’s ability to continue as a going concern. The Company has prepared the consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will be able to execute its plans to raise additional capital, close its merger and acquisitions, or that its operations or business plan will be profitable.

Note 4. Business Combination and Divestiture of Wholly Owned Subsidiaries

On October 1, 2024, the Company acquired all of the issued and outstanding membership interests of Endeavor Crude, LLC, Equipment Transport, LLC, Meridian Equipment Leasing, LLC, and Silver Fuels Processing, LLC (collectively, the “Endeavor Entities”).

On July 30, 2025, the Company completed the divestiture of Meridian Equipment Leasing, LLC and Equipment Transport, LLC (together, the “Divested Entities”), two indirectly wholly owned subsidiaries acquired as part of the Endeavor Entities, pursuant to a Membership Interest Purchase Agreement entered into with Jorgan Development, LLC, an entity controlled by James Ballengee, the Company’s Chief Executive Officer and Chairman.

Note 5. Accounts Receivable

Accounts receivable primarily consist of trade receivables related to crude oil sales and transportation services and are recorded net of an allowance for expected credit losses. The Company evaluates the collectability of accounts receivable on an ongoing basis based on historical experience, customer creditworthiness, and current economic conditions. The allowance for expected credit losses is reviewed on a periodic basis, and balances are written off when deemed uncollectible.

During the three months ended March 31, 2026, the Company recorded an allowance for expected credit losses related to certain customer receivable balances based on management’s assessment of collectability and current economic conditions.

Accounts receivable consisted of the following:

	March 31, 2026	December 31, 2025
Trade accounts receivable	$3,712,840	$3,525,138
Less: allowance for credit losses	(1,507,983)	-
Accounts receivable, net	$2,204,857	$3,525,138

Related party receivables	$5,951,509	$1,439,228

The balance of the related party receivable are due from entities affiliated with the Company’s Chief Executive Officer. During the three months ended March 31, 2026, amounts due under related-party commercial agreements were offset against a related party note of approximately $1.1 million outstanding from Jorgan Development, LLC pursuant to existing offset arrangements between the parties.

Note 6. Marketable Securities

The Company holds 200,000 shares of common stock of Adapti, Inc. (“Adapti”), an entity affiliated with the Company’s Chief Executive Officer. The investment is classified as a marketable equity security and is measured at fair value using quoted market prices, with changes in fair value recognized in earnings.

The carrying value of marketable securities consisted of the following:

	March 31, 2026	December 31, 2025
Investment in Adapti	$968,812	$968,812
Unrealized loss	(732,277)	(720,899)
Marketable Securities, net	$236,535	$247,913

The Company recognized unrealized gains (losses) related to marketable securities of approximately $(11,378) and $1,652,754 during the three months ended March 31, 2026 and 2025, respectively.

Note 7. Property and Equipment

Property and equipment consisted of the following:

	March 31, 2026	December 31, 2025
Vehicles and trailers	$1,655,548	$1,655,548
Equipment	476,756	476,756
Land	527,000	527,000
Crude & NGL Terminal and Related Equipment	930,460	930,460
Crude Oil Transfer Stations	5,024,220	5,024,220
Pipeline and Related Facilities	43,462,544	43,462,544
Tank Expansion	1,627,385	-
Construction in process	12,368,717	13,996,104
Less: Accumulated amortization	(8,931,800)	(7,775,432)
	$57,140,830	$58,297,200

Depreciation expense for the three months ended March 31, 2026 and 2025 was approximately $1,156,369 and $3,527,645, respectively. The decrease in depreciation expense during the 2026 period was primarily attributable to the July 2025 divestiture of Meridian Equipment Leasing, LLC and Equipment Transport, LLC, as well as revisions to the estimated useful lives of certain property and equipment based on operational experience and expected usage. The change in estimate was accounted for prospectively and resulted in a decrease in depreciation expense of approximately $405,000 during the period.

Construction in process primarily relates to the Company’s remediation processing systems, wash plant facilities, and terminal expansion projects.

Note 8. Intangible Assets

Intangible assets consisted of the following:

	March 31, 2026	December 31, 2025
Intangible assets, gross	$16,498,587	$16,498,587
Accumulated amortization	(9,182,297)	(8,975,815)
Intangible assets, net	$7,316,290	$7,522,772

Customer relationship intangible assets consisted of the following:

Customer relationships, gross	$48,093,160	$48,093,160
Accumulated amortization	(11,097,708)	(9,909,103)
Customer relationships, net	$36,995,452	$38,184,057

Amortization expense was approximately $1,395,088 and $2,303,957 for the three months ended March 31, 2026 and 2025, respectively.

The Company evaluates long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment charges related to intangible assets were recorded during the three months ended March 31, 2026.

Goodwill was fully impaired during the year ended December 31, 2025. Accordingly, the Company had no goodwill recorded as of March 31, 2026 or December 31, 2025.

Note 9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	March 31, 2026	December 31, 2025
Accounts payable	$13,425,321	$12,425,200
Accrued interest (various notes and loans payable)	1,199,333	713,754
Accrued tax penalties and interest	1,029,846	837,477
Accounts payable and accrued expenses	$15,654,500	$13,976,431

Related-party accounts payable and accrued expenses consisted of the following:

	March 31, 2026	December 31, 2025
Accounts payable - related parties	$2,048	$1,593,994
Accrued interest (notes payable) - related parties	3,411,998	238,632
Accounts payable and accrued expenses - related parties	$3,414,046	$1,832,625

Accounts payable primarily consist of trade payables and operating accruals incurred in the ordinary course of business.

Note 10. Unearned Revenue

As of March 31, 2026 and December 31, 2025, the Company had approximately $9.1 million of unearned revenue related to an agreement to manufacture remediation processing centers (“RPCs”). The balance originated in connection with the deconsolidation of Viva Wealth Fund I, LLC during 2023.

Note 11. Loans and Notes Payable

Third party debt:

	March 31, 2026	December 31, 2025
Various promissory notes and convertible notes	$13,556	$64,517
Blue Ridge Bank	410,200	410,200
Small Business Administration	358,827	358,827
Al Dali Intl for Gen. Trading & Cont. Co.	248,877	248,877
RSF, LLC	500,000	500,000
Cedarview Opportunities Master Fund LP	4,112,159	3,701,402
Curve Capital, LLC	838,784	549,463
William Tuorto	387,020	-
ClearThink Capital Partners, LLC	584,779	588,015
ClearThink Capital Partners, LLC (RBW)	1,267,632	1,619,159
Agile Capital Funding, LLC	1,816,972	1,713,300
JJ Astor	6,453,996	5,553,900
Total notes payable	$16,992,802	$15,307,660

Loans and notes payable, current	$8,293,922	$7,443,434
Loans and notes payable, long term	$8,698,880	$7,864,226

Related party debt:

	March 31, 2026	December 31, 2025
Jorgan Development, LLC	$-	$1,137,563
James Ballengee Companies	2,038,987	1,981,730
Meridian Equipment Leasing, LLC	6,329,560	6,701,887
Triple T Trading Company LLC	505,810	497,109
Total notes payable - related parties	$8,874,356	$10,318,288

Loans and notes payable, current - related parties	$2,544,797	$3,616,401
Loans and notes payable, long term - related parties	$6,329,560	$6,701,887

Maturity Table

2026	$11,566,803	$11,501,679
2027	10,179,890	9,345,236
2028	1,781,803	1,781,803
2029	3,040,958	3,413,285
2030	25,788	25,788
Thereafter	-	-
Total long-term debt	26,595,242	26,067,791
Less: unamortized OID:	(728,084)	(441,843)
Net debt	$25,867,159	$25,625,948

ClearThink Partners, LLC — On January 9, 2026, the Company issued a promissory note to ClearThink Capital Partners LLC in the principal amount of $322,000 and received proceeds of $280,000 after an original issue discount of $42,000. The note matures twelve months from issuance and includes a one-time interest charge of 15%. As of March 31, 2026, the outstanding balance of the note was approximately $289,321, net of unamortized discount of approximately $32,679.

ClearThink Capital Partners, LLC/RBW Investors — During 2025, the Company entered into multiple twelve-month convertible promissory notes with investors introduced to us by ClearThink Capital Partners, LLC and RBW totaling approximately $5.1 million in principal amount. The notes included original issue discounts, one time interest charges, and conversion features. During 2025, holders converted an aggregate of approximately $3.2 million of outstanding principal into shares of the Company’s common stock. On January 30, 2026, the Company entered into Forbearance and Note Amendment Agreements with the holders of the notes. Pursuant to the amended agreements, the maturity dates of the notes were extended to January 31, 2027 and certain repayment terms were revised. In connection with the amendments, the Company agreed to issue an aggregate of 278,449 shares of restricted common stock to the noteholders. The amended agreements provide for installment payments through January 31, 2027 and restrict conversions under the notes. As of March 31, 2026, the outstanding balance of the notes was approximately $1,267,632, net of unamortized debt discount of approximately $535,471.

William Tuorto — During the quarter ending March 31, 2026, the Company entered into a short-term funding arrangement. The outstanding balance was $387,020 as of March 31, 2026. The obligation was repaid in full May 2026.

JJ Astor & Co. — During 2025, the Company entered into multiple financing and forbearance arrangements with J.J. Astor & Co. related to secured promissory notes issued by the Company. As of December 31, 2025, the Second Note remained outstanding. On February 27, 2026, the Company entered into additional amendment and forbearance agreements with J.J. Astor & Co., which modified repayment terms, extended certain maturity dates, and provided for additional financing. The Company issued an additional secured promissory note in the principal amount of $993,750 and received net proceeds of approximately $750,000 prior to fees and expenses. As of March 31, 2026, the aggregate outstanding balance related to the J.J. Astor financing arrangements was approximately $6,453,996, net of unamortized debt discount of approximately $43,654.

Jorgan Development, LLC — During the three months ended March 31, 2026, approximately $1.1 million outstanding under the Jorgan Development, LLC related-party note payable was offset against amounts due from affiliated entities under related-party commercial agreements pursuant to existing offset arrangements between the parties. As a result, no balance remained outstanding under the Jorgan Development, LLC note as of March 31, 2026.

As of March 31, 2026, the Company had outstanding secured notes payable to Cedarview Opportunities Master Fund LP of approximately $4,112,159. The Company entered into a forbearance arrangement with Cedarview related to existing payment defaults and ongoing repayment discussions. Subsequent to March 31, 2026, the parties entered into an additional forbearance agreement extending the forbearance period through October 31, 2026, subject to certain repayment and financing conditions.

Note 12. Other Current Liabilities

Certain conversion features embedded within the Company’s convertible debt instruments contain variable settlement provisions and are accounted for as derivative liabilities in accordance with ASC 815, Derivatives and Hedging. As of March 31, 2026 and December 31, 2025, the Company had outstanding balances of approximately $9.1 million, respectively, related to derivative liabilities.

As of March 31, 2026 and December 31, 2025, the Company had outstanding balances of approximately $5.3 and $7.1 million, respectively, under a line of credit arrangement with B1 Bank related to accounts receivable factoring. During the three months ended March 31, 2026, B1 Bank applied approximately $1.8 million of restricted cash maintained by the Company against the outstanding balance under the facility. The facility remained matured as of March 31, 2026.

Note 13. Commitments and Contingencies

Finance Leases

The Company has finance lease arrangements related primarily to storage, terminaling, and transportation equipment. Certain finance lease obligations are subject to forbearance arrangements and revised payment terms.

As of March 31, 2026 and December 31, 2025, respectively, finance lease liabilities consisted of the following:

Description	March 31, 2026	December 31, 2025
Principal portion of finance lease obligations	$8,711,783	$8,711,784
Accrued interest	$651,422	$390,068
Total finance lease liabilities (current)	$9,363,205	$9,101,852

Operating Leases

The Company leases office space, land, trucking yards, and equipment under non-cancelable operating lease agreements with remaining lease terms ranging from less than one year to approximately three years. The right-of-use assets for operating leases as of March 31, 2026 and December 31, 2025 were $406,308 and $494,755, respectively. Rent expense for the period ended March 31, 2026 and December 31, 2025 were $98,129 and $494,755, respectively.

Operating lease liabilities consisted of the following:

2026	226,467
2027	181,559
2028	56,220
2029	-
Thereafter	-
Total undiscounted lease payments	464,246
Less: Imputed interest	57,939
Present value of lease payments	406,308
Operating lease liabilities, current	247,868
Operating lease liabilities, long-term	158,440
Operating lease liability	406,308
Weighted-average remaining lease term(mo.)	7.11
Weighted-average discount rate	9.12%

Note 14. Stockholders’ Equity

Series A Preferred Stock

The Company’s Series A Preferred Stock has a stated value of $1,000 per share, carries a cumulative dividend of 6% per annum based on the stated value, is convertible into shares of the Company’s common stock at the Company’s request, and votes on an “as-converted” basis, subject to the terms of the Certificate of Designation. As of March 31, 2026 and December 31, 2025, there were 96,731 shares of Series A Preferred Stock issued and outstanding, respectively.

Pursuant to the Debt Satisfaction and Preferred Stock Amendment Agreement dated November 25, 2025, dividends on the Company’s Series A Convertible Preferred Stock were suspended from April 30, 2026 through April 29, 2027 in connection with amendments to the preferred stock terms and the satisfaction of certain outstanding convertible indebtedness.

Common Stock

The Company has authorized 500,000,000 shares of common stock, par value $0.001 per share.

All share and per share amounts presented in the accompanying condensed consolidated financial statements have been retroactively adjusted to reflect the Company’s 1-for-200 reverse stock split effected during 2026.

Note 15. Share-Based Compensation and Warrants

The Company maintains the 2023 Equity and Incentive Plan (the “2023 Plan”), pursuant to which the Company may grant stock options, restricted stock awards, restricted stock units, and other equity-based awards to employees, directors, consultants, and service providers.

During the three months ended March 31, 2026 and 2025, the Company issued an aggregate of 36,515 and 1,000,833, respectively, shares of common stock as stock-based compensation to employees, directors and consultants. For the three months ended March 31, 2026 and 2025, the Company recognized stock-based compensation expense of approximately $337,500 and $501,423, respectively. For the three months ended March 31, 2026 and 2025, the Company recognized consulting stock-based compensation expense of approximately $0 and $300,000, respectively.

There were no other options or awards granted during the three months ended March 31, 2026. The following table summarizes all stock option activity of the Company for the three months ended March 31, 2026 and March 31, 2025:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding, December 31, 2025	7,109	$372	2.59
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding, March 31, 2026	7,109	$372	2.59

Outstanding, December 31, 2024	8,609	$518	6.47
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	0	-
Outstanding, March 31, 2025	8,609	$394	4.39

The Company maintains the 2025 Equity and Incentive Plan (the “2025 Plan”), pursuant to which the Company may grant stock options, restricted stock awards, restricted stock units, and other equity-based awards to employees, directors, consultants, and service providers. No awards have been granted under the 2025 Plan.

Note 16. Segments

The Company operates through three reportable operating segments: (i) transportation and logistics services, (ii) terminaling and storage services, and (iii) supply and trading. The Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), evaluates segment performance based on gross profit.

Three Months Ended March 31, 2026:

	Transportation and Logistics Segment	Terminaling and Storage Segment	Supply and Trading Segment	Total Consolidated
Revenues	$402,728	$140,532	$13,550,125	$14,093,384
Revenues - related party	3,632,508	1,732,218	-	5,364,726
Total revenues	4,035,235	1,872,750	13,550,125	19,458,110
Cost of revenues	-	195,336	13,539,544	13,734,880
Gross profit	$4,035,235	$1,677,414	$10,581	$5,723,230

Three Months Ended March 31, 2025:

	Transportation and Logistics Segment	Terminaling and Storage Segment	Supply and Trading Segment	Total Consolidated
Revenues	$3,287,663	$16,231,043	$13,269,810	$32,788,516
Revenues - related party	2,514,241	2,037,534	-	4,551,775
Total revenues	5,801,904	18,268,577	13,269,810	37,340,291
Cost of revenues	2,106,371	17,232,060	13,243,426	32,581,857
Gross profit	$3,695,533	$1,036,517	$26,384	$4,758,434

Note 17. Income Tax

The Company calculates its quarterly tax provision pursuant to the guidelines in ASC 740 Income Taxes. ASC 740 requires companies to estimate the annual effective tax rate for current year ordinary income. In calculating the effective tax rate, permanent differences between financial reporting and taxable income are factored into the calculation, and temporary differences are not. The estimated annual effective tax rate represents the Company’s estimate of the tax provision in relation to the best estimate of pre-tax ordinary income or loss. The estimated annual effective tax rate is then applied to year-to-date ordinary income or loss to calculate the year-to-date interim tax provision.

The Company recorded a provision for income taxes of $0 for the three months ended March 31, 2026 and 2025, respectively. The Company is projecting a (-0.10%) effective tax rate for the year ending December 31, 2025, which is primarily the result of permanent book to tax differences, increase in the valuation allowance, and the change in the naked credit deferred tax liability. The Company’s effective tax rate for the year ending December 31, 2025 was (-0.57%), which was primarily the result of the change in the naked credit deferred tax liability, increase in the valuation allowance and permanent adjustments.

Note 18. Related Party Transactions

The Company engages in transactions with entities affiliated with James Ballengee, the Company’s Chief Executive Officer and principal shareholder, in the ordinary course of business. The Company is party to various commercial agreements with White Claw Crude, LLC (“WC Crude”), Jorgan Development, LLC (“Jorgan”), and other affiliated entities, including storage, throughput, transportation, and supply agreements.

The Company also leases certain yard and transportation equipment from related parties affiliated with the Company’s Chief Executive Officer. Certain lease arrangements are accounted for as operating leases, with related amounts included in operating lease right-of-use assets and liabilities, while short-term lease payments are expensed as incurred.

As of March 31, 2026 and December 31, 2025, accounts receivable – related party included a balance of approximately $1,439,228, primarily related to amounts due from the buyer of the Company’s previously divested wholly owned subsidiaries. The balances are non-interest bearing and due on demand.

Note 19. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to issue.

In May 2026, the Company entered into an Independent Contractor Agreement with William Tuorto for consulting services he is performing for the Company dating back to April 1, 2026. In connection with the agreement, on May 7, 2026, the Company issued 69,083 shares of common stock under the 2023 Plan, which shares were issued without a restrictive legend pursuant to a Form S-8 registration statement.

On May 4, 2026, the Company entered into a Forbearance Agreement with Cedarview Opportunities Master Fund LP related to the Company’s existing secured notes payable. Under the agreement, Cedarview agreed to extend the forbearance period through October 31, 2026, subject to certain repayment and financing conditions. In connection with the agreement, the Company issued Cedarview 275,000 shares of common stock.

On May 11, 2026, the Company issued 250,000 shares of restricted common stock to Kimberly Hawley as a discretionary bonus pursuant to the terms of her Executive Employment Agreement dated July 24, 2025. The shares were issued at a value of $1.71 per share and were issued with a standard Rule 144 restrictive legend.

On May 6, 2026, the Company entered into an additional forbearance and note payment amendment agreement with J.J. Astor & Co. related to the Company’s outstanding secured promissory notes they hold. Pursuant to the agreement, the parties revised certain repayment terms associated with the Company’s May 2026 Financing Transaction and extended certain repayment obligations through January 2027.

On May 8, 2026, the Company closed the initial tranche of a securities purchase agreement with certain institutional investors pursuant to which the Company issued promissory notes with aggregate gross proceeds of up to $12.0 million, to be funded in two tranches (the “May 2026 Financing Transaction”). The initial closing provided gross proceeds of $6.0 million before placement agent fees and offering expenses. If fully funded, the notes will have an aggregate principal amount of $15.0 million, inclusive of original issue discount, and are convertible into shares of the Company’s common stock subject to certain pricing terms and ownership limitations. In connection with the May 2026 Financing Transaction, the Company also entered into a standby equity purchase agreement.

SELECTED FINANCIAL DATA

As a smaller reporting company we are not required to provide this information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Disclaimer Regarding Forward Looking Statements

This Prospectus includes a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) that reflect management’s current views with respect to future events and financial performance. These statements are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. When used herein, the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions, and other factors, including the risks relating to the Company’s business, industry, and the Company’s operations and results of operations. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our financial statements would be affected to the extent there are material differences between these estimates and actual results. The following discussion should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this report. The forward-looking statements made in this report are based only on events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents we refer to in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, or performance. Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the SEC. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in the future operating results over time except as required by law. We believe that our assumptions are based upon reasonable data derived from and known about our business and operations. No assurances are made that actual results of operations or the results of our future activities will not differ materially from our assumptions.

Overview

Vivakor, Inc. (“Vivakor” or the “Company”) is a socially responsible operator, acquirer and developer of technologies and assets in the oil and gas industry, as well as related environmental solutions. Beginning in the third quarter of 2025, the Company revised its segment structure to better reflect the way management evaluates operating performance and allocates resources. As a result, the Company now reports three operating and reportable segments, transportation and logistics, terminaling and storage services, and supply and trading, compared with two segments reported in prior periods. The change primarily reflects the growth and increased operational significance of our supply and trading activities and enhances transparency into our operating performance. These segments work together to support the reliable movement of crude oil from production areas to key market hubs across the Permian Basin, Eagle Ford Basin, and mid-continent regions.

Our transportation and logistics services include the trucking and pipeline transportation of crude oil and related hydrocarbon products. Trucking operations are based in the DJ Basin, the STACK play in Central Oklahoma, and the Permian and Eagle Ford Basins in Texas, where our crude-oil trucking fleet transports volumes from production sites to our terminaling, storage, and blending facilities. We also operate the 45-mile Omega Gathering Pipeline in Blaine County, Oklahoma, which connects to the Plains STACK Pipeline and provides direct access to the Cushing, Oklahoma storage hub. These assets offer flexible and scalable crude-oil movement solutions that support our terminaling and supply activities across multiple producing regions.

Our terminaling and storage segment includes crude oil facilities in Colorado City, Texas, and Delhi, Louisiana, strategically located hubs at major pipeline intersections that support the receipt, handling, blending, storage, and distribution of crude oil and petroleum products. These terminals play a critical role in our midstream network and support our supply and trading activities.

Our supply and trading segment enhances our commercial reach by purchasing, aggregating, marketing and reselling crude oil, condensate, natural gas liquids and related hydrocarbon products. Operating as a core component of our integrated midstream platform, the segment connects production, transportation, terminaling, and end-market delivery.

The Company is also investing in future growth through the development of Remediation Processing Centers (“RPCs”), with our first facility under construction at the San Jacinto River & Rail Park in Harris County, Texas. Once operational, the RPC is expected to process oilfield solid wastes into economically valuable byproducts such as condensate, propane, and butane and will include an adjacent truck wash facility. The remediation segment will be reported separately and incorporated into operations upon commencement of commercial activity.

Overall, our business strategy is centered on building an integrated midstream and environmental services platform that supports operational efficiency, enhances market access for customers, and positions the Company for long-term growth.

On October 1, 2024, we acquired Endeavor Crude, LLC, a Texas limited liability company, Equipment Transport, LLC, a Pennsylvania limited liability company, Meridian Equipment Leasing, LLC, a Texas limited liability company, and Silver Fuels Processing, LLC, a Texas limited liability company (collectively with their subsidiaries, the “Endeavor Entities”), making those entities wholly-owned subsidiaries, which gave us operations in several different areas of the midstream oil and gas industry. Our management and Board of Directors is currently reviewing all aspects of the Endeavor Entities’ assets and operations, including the synergies they have with our pre-acquisition operations and the debt related to certain of those assets and operations. In the event our management and Board of Directors determines some of those assets or operations do not fit organizationally with our other assets and operations then we may seek strategic alternatives with those certain assets and/or operations.

On July 30, 2025, we sold all of the issued and outstanding limited liability company membership interests in Meridian Equipment Leasing, LLC, a Texas limited liability company, and Equipment Transport, LLC, a Pennsylvania limited liability company (the “Water Trucking Sale”), pursuant to that certain Membership Interest Purchase Agreement of even date therewith by and between Vivakor Transportation, LLC, as Seller, and Jorgan Development, LLC, as Buyer (the “Water Trucking Sale Agreement”), in exchange for $11,058,235 USD paid in 11,058 shares of Series A Convertible Preferred Stock of Vivakor, Inc., which shares will no longer be considered outstanding or be entitled to the relevant annual dividend. The Buyer of such entities is controlled by James Ballengee, our Chairman, President, and Chief Executive Officer. The sale was subject to a one-time post-closing purchase price adjustment based on the sold subsidiaries’ financial results as reflected on Vivakor’s Form 10-Q Quarterly Report for the period ended June 30, 2025, however, no adjustment was required, and the consideration remained unchanged. Prior to consummating the Water Trucking Sale, we transferred certain assets and liabilities between companies and certain affiliates (namely James Ballengee and entities he controls) to comply with pre-existing debt covenants, facilitate crude oil trucking operations, and minimize potential operational disruption to our crude oil-focused businesses. In connection with the Water Trucking Sale, and among other agreements as further set forth in the Water Trucking Sale Agreement, (i) affiliates of Vivakor, and the Ballengee Family Office Affiliates, amended and restated that certain Transition Services Agreement dated October 1, 2024, to account for new and additional services to be provided by various parties thereto, (ii) the parties amended and restated that certain Secured Promissory Note dated August 15, 2022, by and between Vivakor, as Borrower, and Jorgan Development, LLC, as Lender, reducing the payments to Lender thereunder from ninety-nine percent (99%) of Monthly Free Cash Flow, as defined therein, to fifty percent (50%) of Monthly Free Cash Flow, and (iii) Mr. Ballengee and certain Ballengee Family Office Affiliates voluntarily suspended the right to receive dividends and distributions upon Series A Convertible Preferred Stock of Vivakor, Inc. held by them for the period from August 1, 2025 to January 1, 2026.

Our website is www.vivakor.com.

Recent Developments

March 2026 Reverse Stock Split

On March 24, 2026, the Company effected a 1-for-200 reverse stock split of its common stock pursuant to a Certificate of Amendment to the Company’s Amended and Restated Articles of Incorporation following shareholder approval obtained at the Company’s Special Meeting held on December 22, 2025.

Private Financing Transaction (the “Financing”)

Convertible Promissory Notes

The following summary of the Notes does not purport to be complete and is qualified in its entirety by reference to the forms of SPA and Notes filed as exhibits to the registration statement of which this prospectus forms a part.

On May 8, 2026, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain institutional investors providing for the issuance of convertible promissory notes (the “Notes”) with aggregate gross proceeds to the Company of up to $12.0 million, before fees and expenses, in two closings. The Notes have an aggregate principal amount of $15.0 million, reflecting a $3.0 million original issue discount of 20%.

The initial closing occurred on May 8, 2026, pursuant to which the Company received $6.0 million in gross proceeds. A second closing for an additional $6.0 million remains subject to the effectiveness of the registration statement of which this prospectus forms a part and other customary closing conditions pursuant to the terms of the SPA and the Note.

The Notes are convertible into shares of the Company’s Common Stock at a conversion price equal to the greater of $0.37 per share and 80% of the lowest daily volume weighted average price (“VWAP”) of the Company’s common stock during the five trading days immediately preceding conversion.

Conversions under the Notes are generally subject to a 4.99% beneficial ownership limitation, which may be waived upon notice by the applicable holder. In addition, absent shareholder approval, conversions are limited to the extent necessary to comply with Nasdaq’s 19.99% issuance limitation.

The Notes contain customary events of default, including payment and covenant defaults, which may result in acceleration of amounts due under the notes and certain additional default-related remedies, including an increase in the outstanding principal amount upon the occurrence of certain events of default.

The Company agreed to register for resale shares issuable upon conversion of the Notes, and this prospectus forms part of the related registration statement.

The Company intends to use proceeds from the Financing for working capital, debt reduction, and general corporate purposes.

RBW Capital Partners LLC, a division of Dawson James Securities, Inc., acted as placement agent in connection with the Financing.

Standby Equity Purchase Agreement

The following summary of the Standby Equity Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Standby Equity Purchase Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

On May 8, 2026, the Company entered into a standby equity purchase agreement (the “SEPA”) with an institutional investor (the “SEPA Investor”) providing for the potential purchase by the SEPA Investor of up to $100 million of the Company’s common stock over a 36-month period, subject to the terms and conditions of the SEPA.

Under the SEPA, the Company may, at its discretion, direct the SEPA Investor to purchase shares of common stock from time to time, subject to specified volume limitations, pricing formulas, and beneficial ownership limitations set forth in the agreement. Shares issued under the SEPA will generally be purchased at a discount to prevailing market prices.

The Company controls the timing and amount of any sales under the SEPA, subject to the terms and limitations contained in the agreement. Actual sales under the SEPA will depend on a variety of factors, including market conditions, trading prices of the Company’s common stock, and the Company’s capital needs.

The Company is required to file a separate registration statement covering shares issuable under the SEPA before any sales may occur under the agreement.

Reclassifications

Certain reclassifications may have been made to prior years’ amounts to conform to the 2024 and 2025 presentation, including adjustments related to the purchase price allocation of accrued interest and principal note payable amounts to conform to the 2025 presentation.

Change in Segment Reporting

Beginning in the third quarter of 2025, the Company revised its segment reporting structure to better reflect how the chief operating decision maker evaluates performance and allocates resources across the business. Historically, the Company reported two operating segments: crude oil transportation and terminaling and storage services. In August 2024, the Company launched supply and trading activities, and during the third quarter of 2025, management determined that these activities had expanded sufficiently in scope and scale to meet the criteria for a reportable operating segment under ASC 280. As a result, the Company now reports three operating segments: transportation and logistics, terminaling and storage services, and supply and trading. Revenue generated from supply and trading was previously reported within terminaling and storage services in 2025 and as product revenue in 2024.

Concurrent with this change, the Company no longer reports “Corporate and Other” as a separate category, as these activities do not represent an operating segment and are not separately reviewed by the chief operating decision maker. Corporate-level expenses, including executive and shared services personnel costs, stock-based compensation, professional fees, and other overhead costs, are now allocated to operating segments or reflected in consolidated results, as appropriate.

The Company’s chief operating decision maker uses segment gross profit as the primary measure of performance for evaluating operating results and making decisions regarding the allocation of capital and resources. Accordingly, segment results are presented through gross profit, and segment-level operating income or loss is no longer presented. This change aligns external reporting with the manner in which management currently views and manages the business.

All segment information presented reflects the updated structure. Prior-period segment information has been recast, where applicable, to conform to the current presentation. The change in reportable segments did not impact the Company’s consolidated financial statements for prior periods other than reclassifications to conform prior period segment information to the current presentation.

Results of Consolidated Operations

Results of Consolidated Operations for the three months ended March 31, 2026 and 2025

Revenue

For the three months ended March 31, 2026 and 2025, revenues were $19,458,110 and $37,340,291, respectively, representing a decrease of $17,882,181, or 47.89%. The decrease in revenue was primarily attributable to the July 2025 divestiture of Meridian Equipment Leasing, LLC and Equipment Transport, LLC.

Excluding the impact of the 2025 divestitures, the Company’s earnings and cash flows from its midstream business operations are primarily affected by market conditions, commodity price fluctuations, and crude oil production levels within the Company’s operating regions, which influence throughput volumes, transportation activity, storage utilization, and trading margins.

Cost of Revenue

For the three months ended March 31, 2026 and 2025, cost of revenues was $13,734,880 and $32,581,857, respectively, representing a decrease of $18,846,977, or 57.85%.

Cost of revenues primarily consists of costs associated with the Company’s transportation and logistics operations, terminaling and storage services, and crude oil supply and trading activities, and generally fluctuates based on operating activity levels, throughput volumes, and commodity trading volumes.

Gross Profit

For the three months ended March 31, 2026 and 2025, gross profit was $5,723,230 and $4,758,434, respectively, representing an increase of $964,796, or 20.28%.

The increase in gross profit was primarily attributable to improved margins within the Company’s core midstream operations, supported by fee-based commercial arrangements and take-or-pay contracts with minimum volume commitments. In addition, the Company’s supply and trading activities continued to contribute meaningful revenues during the quarter, although these activities generally generate lower margins due to the high-volume nature of the business.

Operating Expenses

For the three months ended March 31, 2026 and 2025, operating expenses were $8,148,496 and $11,200,915, respectively, representing a decrease of $3,052,419, or 27.25%. The decrease in operating expenses was primarily attributable to lower depreciation and amortization expense resulting from the July 2025 divestiture of Meridian Equipment Leasing, LLC and Equipment Transport, LLC, as well as changes in estimated useful lives of certain fixed assets during the 2026 period. These decreases were partially offset by increased legal and accounting expenses and the establishment of an allowance for expected credit losses during the 2026 period.

Interest Expense

For the three months ended March 31, 2026 and 2025, total interest expense, including related-party interest expense, was $2,013,411 and $1,184,198, respectively, representing an increase of $829,213, or 234.85%. The increase in interest expense was primarily attributable to refinancing and forbearance arrangements entered into during the period, including the amortization of original issue discounts, deferred financing costs, and default-related fees. Interest expense also increased due to finance lease and debt obligations assumed in connection with the acquisition of the Endeavor Entities on October 1, 2024.

Unrealized Gain (Loss) on Marketable Securities

For the three months ended March 31, 2026 and 2025, the Company recognized an unrealized loss on marketable securities of $11,378 and an unrealized gain of $1,652,754, respectively, representing a decrease of $1,664,132.

The Company’s marketable securities are recorded at fair value based on quoted market prices, with unrealized gains and losses recognized in earnings during the applicable reporting period.

Segment Operating Results for the three months ended March 31, 2026 and 2025

Operating Results of our Terminaling and Storage Segment:

	2026	2025	Change ($)	Change (%)
Revenues	$140,532	$16,231,043	$(16,090,511)	-99.13%
Revenues - related party	1,732,218	2,037,534	(305,316)	-14.98%
Total revenues	1,872,750	18,268,577	(16,395,827)	-89.75%
Cost of revenues	195,336	17,232,060	(17,036,724)	-98.87%
Gross profit	$1,677,414	$1,036,517	$640,897	61.83%

Revenues generated by the terminaling and storage segment decreased primarily due to reduced throughput and related service activities during the period. Gross profit increased primarily due to improved operating margins supported by fee-based commercial arrangements and take-or-pay contracts with minimum volume commitments.

Operating Results of our Transportation Logistics Segment:

	2026	2025	Change ($)	Change (%)
Revenues	$402,728	$3,287,663	$(2,884,935)	-87.75%
Revenues - related party	3,632,508	2,514,241	1,118,267	100.00%
Total revenues	4,035,235	5,801,904	(1,766,669)	-30.45%
Cost of revenues	-	2,106,371	(9,766,845)	-100.00%
Gross profit	$4,035,235	$3,695,533	$339,702	9.19%

Revenues in the transportation and logistics segment decreased primarily due to reduced service activities and a more concentrated customer base following the July 2025 divestiture of certain non-core operations. Gross profit increased primarily due to improved operating margins supported by fee-based commercial arrangements and take-or-pay contracts with minimum volume commitments.

Operating Results of our Supply and Trading Segment:

	2026	2025	Change ($)	Change (%)
Revenues	$13,550,125	$13,269,810	$280,315	100.00%
Revenues - related party	-	-	-	0.00%
Total revenues	13,550,125	13,269,810	280,315	100.00%
Cost of revenues	13,539,544	13,243,426	296,118	100.00%
Gross profit	$10,581	$26,384	$(15,803)	100.00%

Revenues in the supply and trading segment increased primarily due to higher volumes under the Company’s crude oil and condensate purchase and resale activities. Gross profit decreased primarily due to the high-volume, low-margin nature of supply and trading activities, as well as commodity price volatility and market pricing differentials affecting crude oil sales during the period.

Results of Consolidated Operations for the years ended December 31, 2025 and 2024

Revenue

For the years ended December 31, 2025 and 2024, revenues were $104,418,809 and $89,811,240, respectively, representing an increase of $14,607,569, or 16%. The increase in revenue was primarily attributable to a full year of operations from the transportation and logistics segment following the acquisition of the Endeavor Entities on October 1, 2024, as well as the expansion of supply and trading activities during 2025.

Cost of Revenue

For the years ended December 31, 2025 and 2024, cost of revenues was $66,672,658 and $79,592,036, respectively, representing a decrease of $11,717,963, or 15%. Cost of revenues consists primarily of costs associated with the purchase and sale of crude oil and natural gas liquids, as well as operating costs related to transportation and logistics and terminaling activities.

The decrease in cost of revenues was primarily driven by changes in revenue mix, including increased contributions from higher-margin transportation and logistics operations and reduced relative activity in lower-margin terminaling and related-party transactions compared to the prior year.

Gross Profit and Gross Margin

For the years ended December 31, 2025 and 2024, gross profit was $37,746,151 and $10,219,204, respectively, representing an increase of $26,325,532, or 258%. The increase in gross profit was primarily driven by higher revenues and a significant improvement in gross margin within the transportation and logistics segment, which generated substantially higher margins following the acquisition of the Endeavor Entities.

Gross margin improved as a result of a shift in business mix toward higher-margin transportation and logistics activities and improved utilization of the Company’s assets. While the supply and trading segment contributed significantly to total revenues during 2025, it generated minimal gross profit due to the nature of those activities, which are characterized by high volumes and low margins.

Gross margin may continue to be affected by a variety of factors, including commodity prices, product mix, volumes handled across the Company’s assets, and the Company’s ability to effectively manage operating costs and expand higher-margin service offerings.

Operating Expenses

Our operating expenses consist primarily of sales and marketing, general and administrative expenses, impairment expense, and amortization and depreciation expense.

For the years ended December 31, 2025 and 2024, total operating expenses were $101,574,078 and $32,214,497, respectively, representing an increase of $69,359,581, or 215%. The increase was primarily driven by a $40,569,772 impairment charge recorded during 2025, as well as the inclusion of a full year of operating expenses from the Endeavor Entities, which were acquired on October 1, 2024. The Company also reduced goodwill in connection with the divestiture of certain business units during the year.

General and administrative expenses increased to $43,014,172 for the year ended December 31, 2025 from $12,206,031 for the year ended December 31, 2024, primarily due to the inclusion of a full year of costs associated with the Endeavor Entities, as well as increased professional fees and other public company costs. Amortization and depreciation expense increased to $17,981,914 from $11,360,425, primarily reflecting additional assets placed into service following the acquisition.

Loss from Operations

For the years ended December 31, 2025 and 2024, loss from operations was $63,827,927 and $21,995,293, respectively, representing an increase of $41,832,634, or 190%. The increase in operating loss was primarily driven by a $40,569,772 goodwill impairment charge recorded during 2025.

Excluding the impact of the impairment charge, operating results reflect increased activity from a full year of operations following the acquisition of the Endeavor Entities on October 1, 2024, including higher revenues and gross profit, partially offset by increased general and administrative expenses associated with the expanded scale of the Company’s operations.

Interest Expense and Loss on Conversion of Debt

For the years ended December 31, 2025 and 2024, we realized interest expense of $26,668,529 and $4,695,234, which represents an increase of $20,304,237, or 432.44%. The increase was primarily driven by refinancing and forbearance arrangements entered into during the period, which resulted in the recognition of unamortized original issue discount and deferred financing cost write-offs, along with default-related fees. Interest expense also increased due to finance lease and debt obligations assumed in the acquisition of the Endeavor Entities on October 1, 2024, as well as the effects of the Maxus Capital Group forbearance agreement.

In addition to higher interest expense, we recognized a loss on conversion of debt of $17,403,367. The loss resulted from (i) the conversion of approximately $8.1 million of outstanding convertible debt into common stock at contractually discounted conversion prices significantly below market value, creating a non-cash charge for the excess fair value of shares issued, and (ii) the recognition of an estimated derivative liability associated with the remaining convertible notes due to the lender’s ability to convert the debt at discounted default-based conversion prices. This derivative liability is reflected within Other Liabilities on the condensed consolidated balance sheet and totaled $9,062,320 as of December 31, 2025.

Unrealized Loss on Marketable Securities

For the years ended December 31, 2025 and 2024, we reported an unrealized loss of $413,188 and an unrealized gain of $165,275 on marketable securities, which represents a decrease in the unrealized gain of $578,463, or 350.00%. Our marketable securities were traded on an active market and were accounted for at a fair value based on the quoted prices in the active markets resulting in aggregate unrealized gain as noted above.

Provision for Income Tax

The Company recorded an income tax provision of $117,004 and $126,869 for the years ended December 31, 2025 and 2024, respectively. The Company’s effective tax rate for 2025 and 2024 was -0.10% and -0.11%, which was the result of the (provision) or benefit of book income/losses offset by an additional valuation allowance on the net operating losses.

Noncontrolling Interest

Noncontrolling interests represent the portion of certain consolidated subsidiaries that are owned by third parties. The decrease in noncontrolling interest was due primarily related to the noncontrolling interest’s allocation of the impairment expenses noted above.

Segment Operating Results for the Years Ended December 31, 2025 and 2024

Operating Results of our Terminaling and Storage Segment:

	2025	2024	Change ($)	Change (%)
Revenues	$3,389,461	$39,829,406	$(36,439,945)	(91.49)%
Revenues - related party	8,330,299	31,199,089	(22,868,790)	(73.30)%
Total revenues	11,719,760	71,028,495	(59,308,735)	(83.50)%
Cost of revenues	4,162,336	65,788,017	(61,625,681)	(93.67)%
Gross profit	$7,557,424	$5,240,478	$2,316,946	44.21%

The terminaling and storage services segment consists of crude oil terminal facilities located in Colorado City, Texas and Delhi, Louisiana.

Revenue

The Terminaling and Storage segment generated total revenues of $11.7 million for the year ended December 31, 2025, compared to $71.0 million for the year ended December 31, 2024, representing a decrease of $59.3 million, or 83%. The decrease in revenue was primarily attributable to the divestiture of Meridian Equipment Leasing and Equipment Transport in July 2025, which significantly reduced related-party volumes and throughput activity compared to the prior year.

In addition, the decline in related-party revenues reflects a change in classification of certain activities to the transportation and logistics segment, as well as a reduction in related party crude sales.

Cost of Revenue

Cost of revenues was $4.2 million for the year ended December 31, 2025, compared to $65.8 million for the year ended December 31, 2024, representing a decrease of $61.6 million, or 94%. The decrease in cost of revenues was primarily driven by the reduction in volumes associated with the divested entities and a decline in lower-margin related-party activity.

Gross profit increased to $7.6 million for the year ended December 31, 2025 from $5.2 million for the year ended December 31, 2024, representing an increase of $2.3 million, or 44%. The increase in gross profit, despite lower revenues, reflects a shift in revenue mix toward higher-margin terminaling activities and reduced exposure to lower-margin throughput and related-party transactions.

Operating Results of our Transportation Logistics Segment:

	2025	2024	Change ($)	Change (%)
Revenues	$23,218,485	$18,782,745	$4,435,740	23.62%
Revenues - related party	11,895,108	-	11,895,108	100.00%
Total revenues	35,113,592	18,782,745	16,330,847	86.95%
Cost of revenues	6,171,668	13,804,019	(7,632,351)	(51.29)%
Gross profit	$28,941,924	$4,978,726	$23,963,198	481.31%

This segment was acquired as part of the Company’s acquisition of the Endeavor Entities on October 1, 2024 and includes crude oil gathering and transportation assets, including pipeline and trucking operations in the Permian and Anadarko Basins.

Revenue

The Transportation and Logistics segment generated total revenues of $35.1 million for the year ended December 31, 2025, compared to $18.8 million for the year ended December 31, 2024, representing an increase of $4.4 million, or 23.62%. The increase in revenue was primarily attributable to a full year of operations in 2025, compared to a partial period following the acquisition in October 2024, as well as continued activity across the Company’s transportation network.

In addition, the increase reflects a realignment of certain related-party revenues that were previously reported within the terminaling and storage segment and are now included in the transportation and logistics segment, consistent with the Company’s revised segment reporting structure.

Cost of Revenue

Cost of revenues was $6.1 million for the year ended December 31, 2025, resulting in gross profit of $28.9 million, compared to gross profit of $5.0 million for the year ended December 31, 2024. The increase in gross profit was driven by higher revenues and strong margins associated with the transportation and logistics operations.

The segment continues to benefit from a favorable cost structure, including relatively fixed operating costs and high utilization of trucking and pipeline assets, which contributes to strong gross margins. Revenue and gross profit reflect continued trucking and pipeline transportation activity across the Permian, Eagle Ford, DJ Basin, and STACK play following the integration of the Endeavor operations.

Operating Results of our Supply and Trading Segment:

	2025	2024	Change ($)	Change (%)
Revenues	$57,585,457	$-	$57,585,457	100.00%
Revenues - related party	-	-	-	0.00%
Total revenues	57,585,457	-	57,585,457	100.00%
Cost of revenues	57,540,070	-	57,540,070	100.00%
Gross profit	$45,388	$-	$(45,388)	100.00%

The supply and trading segment purchases, markets, and resells crude oil, condensate, and related hydrocarbon products.

Revenue

The Supply and Trading segment generated revenues of $57.6 million for the year ended December 31, 2025. This segment had no comparable revenue in the prior year, as these activities were not reported as a separate operating segment prior to 2025. Certain supply and trading activities were previously included within terminaling and storage services in 2025 and reported as product revenue in 2024.

Cost of Revenues

Cost of revenues was $57.5 million for the year ended December 31, 2025, resulting in gross profit of $45,388. The segment operates on high-volume, low-margin transactions, and as a result, generated minimal gross profit relative to total revenues.

Profitability within this segment is influenced by crude oil pricing, blend economics, sourcing costs, and market demand for specific crude qualities. While this segment contributes significantly to total revenues, it is not expected to be a primary driver of gross profit compared to the Company’s transportation and logistics operations.

Cash Flows

Cash flows for the three months ended March 31, 2026 and 2025

The following table sets forth the primary sources and uses of cash and cash equivalents for the three months ended March 31, 2026 and 2025 as presented below:

	March 31,
	2026	2025
Net cash (used) by operating activities	$(3,315,302)	$(35)
Net cash provided by investing activities	-	1,482,000
Net cash provided (used) by financing activities	1,294,457	(370,174)

Liquidity and Capital Resources

Operating Activities

Net cash used in operating activities was approximately $3.3 million for the three months ended March 31, 2026, compared to minimal cash usage during the comparable 2025 period. Operating cash flows during the 2026 period were primarily impacted by the Company’s net loss and working capital changes, including increases in accounts receivable, partially offset by non-cash expenses including depreciation and amortization, stock-based compensation, and non-cash interest expense.

During the three months ended March 31, 2026, amounts due under related-party commercial agreements were offset against approximately $1.1 million outstanding under a related-party note payable pursuant to existing offset arrangements between the parties.

As of March 31, 2026, the Company had approximately $5.3 million outstanding under its accounts receivable factoring arrangement with B1 Bank. During the quarter, B1 Bank applied approximately $1.8 million of restricted cash maintained by the Company against amounts outstanding under the facility.

Investing Activities

There were no investing activities during the three months ended March 31, 2026.

During the three months ended March 31, 2025, investing activities primarily consisted of approximately $1.0 million related to the manufacturing of the Company’s remediation processing centers (“RPCs”), as well as capital expenditures associated with wash plant facilities and pipeline infrastructure projects, partially offset by approximately $1.5 million of proceeds received from the sale of vehicles and trailers.

Financing Activities

Net cash provided by financing activities was approximately $1.3 million for the three months ended March 31, 2026, primarily attributable to proceeds received from loans and notes payable.

During the three months ended March 31, 2025, financing activities included approximately $6.3 million of proceeds from the issuance of notes payable and other financing arrangements, partially offset by approximately $6.6 million of repayments on notes payable and finance lease liabilities.

Liquidity Outlook

Although the Company had no firm contractual commitments for capital expenditures as of March 31, 2026, management expects to continue investing in the development of its Texas remediation and wash plant facilities as market conditions and available capital permit.

The Company expects to continue funding operations and strategic growth initiatives through a combination of operating cash flows, financing activities, and capital management initiatives. The Company’s ability to access additional capital will depend on a variety of factors, including market conditions, operating performance, and capital market availability. Management continues to evaluate opportunities to enhance liquidity and support ongoing operations and development activities.

Contractual Obligations

The Company remains in discussions with Maxus Capital Group, LLC regarding certain finance lease obligations that were subject to a prior forbearance agreement entered into during 2025. As of March 31, 2026, the related finance lease liabilities continue to be classified as current due to the existing payment status and ongoing negotiations with the lessor.

Description	March 31, 2026	December 31, 2025
Principal portion of finance lease obligations	$8,711,783	$8,711,784
Accrued interest	$651,422	$390,068
Total finance lease liabilities (current)	$9,363,205	$9,101,852

Our contractual obligations as of March 31, 2026 for operating lease liabilities are for office warehouse space, land, and truck yards, which leases end in 2026 through 2028. Contractual payments under operating lease obligations as of March 31, 2026 are as follows:

2026	$226,467
2027	$181,559
2028	$56,220
2029	-
Thereafter	-
Total Remaining	$464,246

Interest Rate and Market Risk

Interest rate risk is the potential for reduced net interest income and other rate-sensitive income resulting from adverse changes in the level of interest rates. We do not have variable interest rate-sensitive income agreements. We do have financing arrangements that were issued on August 1, 2022 as consideration for the business combination and acquisition of SFD and WCCC, in which notes have variable interest rates based on the prime rate, which exposes us to further interest expense if the prime rate increases.

Market Risk - Equity Investments

Market risk is the potential for loss arising from adverse changes in the fair value of fixed-income securities, equity securities, other earning assets, and derivative financial instruments as a result of changes in interest rates or other factors. We own equity securities that are publicly traded. Because the fair value of these securities may fall below the cost at which we acquired them, we are exposed to the possibility of loss. Equity investments are approved, monitored, and evaluated by members of management.

Inflation

Prolonged periods of slow growth, significant inflationary pressures, volatility and disruption in financial markets, could lead to increased costs of doing business. Inflation generally will cause suppliers to increase their rates, and inflation may also increase employee salaries and benefits. In connection with such rate increases, we may or may not be able to increase our pricing to consumers. Inflation could cause both our investment and cost of revenue to increase, thereby lowering our return on investment and depressing our gross margins.

Cash flows for the years ended December 31, 2025 and 2024

The following table sets forth the primary sources and uses of cash and cash equivalents for the years ended December 31, 2025 and 2024 as presented below:

	December 31,
	2025	2024
Net cash provided by (used) in operating activities	$(15,780,294)	$1,810,827
Net cash provided by (used) in investing activities	1,671,926	302,188
Net cash provided by financing activities	12,527,272	819,670

Liquidity and Capital Resources

We have historically incurred net losses and negative cash flows from operations. As of December 31, 2025 and 2024, we had an accumulated deficit of approximately $204.0 million and $89.0 million, respectively. We also had working capital deficits of approximately $53.2 million and $101.5 million as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, we had cash and cash equivalents of $2.1 million, of which $1.8 million was restricted cash. As of December 31, 2024, we had cash and cash equivalents of $3.7 million, including $3.0 million of restricted cash.

To date, we have financed our operations primarily through debt financings and private equity offerings. Our common stock is listed on the Nasdaq Capital Market under the symbol “VIVK.”

Cash Flows from Operating Activities

Net cash used in operating activities was $15.8 million for the year ended December 31, 2025, compared to net cash provided by operating activities of $1.8 million for the year ended December 31, 2024.

Cash used in operating activities during 2025 was primarily driven by our net loss of $110.1 million, partially offset by non-cash items, including $18.0 million of depreciation and amortization, $40.6 million of impairment charges, $17.4 million of non-cash interest expense, and $3.4 million of stock-based compensation and stock issued for services. Additionally, we recorded a $17.4 million loss on conversion of debt.

Changes in working capital also contributed to cash usage, including a $22.8 million increase in accounts receivable and a $13.4 million decrease in accounts payable and accrued expenses. These uses of cash were partially offset by modest favorable changes in other operating assets and liabilities.

For the year ended December 31, 2024, operating cash flows benefited from lower net losses of $26.4 million and similar non-cash adjustments, including $11.4 million of depreciation and amortization, $8.6 million of impairment charges, $4.8 million of non-cash interest expense, and $2.6 million of stock-based compensation. Working capital changes in 2024 included a $5.1 million increase in accounts receivable and a $7.5 million decrease in accounts payable and accrued expenses.

Non-cash investing and financing activities, including stock-based compensation and equity issued for services, reduced the need for cash outflows in both periods.

Cash Flows from Investing Activities

Net cash provided by investing activities was $1.7 million for the year ended December 31, 2025, compared to $0.3 million for the year ended December 31, 2024.

Investing activities in 2025 were primarily driven by $2.4 million in proceeds from the sale of property and equipment, partially offset by $0.7 million of cash returned in connection with the divestiture of Meridian Equipment Leasing and Equipment Transport and $25,515 in purchases of equipment.

For the year ended December 31, 2024, investing activities included $4.8 million of cash used for the acquisition of assets in connection with the Endeavor Entities transaction, as well as $4.5 million in capital expenditures related to the buildout of RPCs, wash plant, and pipeline facilities.

Overall, investing activity in both periods reflects our continued focus on infrastructure development and strategic portfolio optimization through acquisitions and divestitures.

Cash Flows from Financing Activities

Net cash provided by financing activities was $12.5 million for the year ended December 31, 2025, compared to $0.8 million for the year ended December 31, 2024.

Financing activities during 2025 were primarily driven by $21.1 million in proceeds from loans and notes payable, including $3.1 million from related parties, as well as $9.7 million in proceeds from the issuance of common stock. These inflows were partially offset by $15.6 million in repayments of notes payable and related party debt and $2.6 million in payments on finance lease liabilities.

For the year ended December 31, 2024, financing activities included $7.5 million in proceeds from loans and notes payable, including $1.7 million from related parties, and $1.4 million in proceeds from the issuance of common stock. These inflows were offset by $6.1 million in repayments of notes payable and related party debt and $2.0 million in payments on finance lease liabilities.

Overall, financing activities in both periods reflect our reliance on a combination of debt financing, including related party support, and equity issuances to fund operations, capital expenditures, and strategic transactions.

Liquidity Outlook and Going Concern

Based on our current cash position, projected operating cash flows, and existing obligations, we will require additional capital to fund operations and meet our debt obligations over the next twelve months. As of December 31, 2025, we had approximately $2.1 million in cash and cash equivalents, of which $1.8 million was restricted, and approximately $11 million of debt maturing within one year. These factors, together with our history of operating losses and negative cash flows, continue to place significant pressure on our liquidity.

Management is actively pursuing multiple initiatives to enhance liquidity, including raising capital through equity and debt financings, executing a structured financing arrangement, and advancing the potential sale of certain midstream and transportation assets. In addition, we are focused on improving operating cash flows through the execution of our business plan, including strategic acquisitions, asset monetization, and cost management initiatives.

While we believe these actions, if successfully executed, will improve our liquidity position, there can be no assurance as to the timing or availability of such financing or the completion of planned transactions. As a result, we may be required to delay, scale back, or eliminate certain operations or pursue additional strategic alternatives.

Contractual Obligations

Regarding the Company’s finance lease liabilities during 2025, the Company entered into a forbearance agreement with Maxus Capital Group, LLC related to certain lease obligations, which provided for revised payment terms. The Company did not comply with certain terms of the agreement and is currently working with the lender to address the outstanding obligations. As a result, the related finance lease liabilities have been classified as current as of December 31, 2025.

Description	Amount
Principal portion of finance lease obligations	$8,711,784
Accrued interest	$390,068
Total finance lease liabilities (current)	$9,101,852

Our contractual obligations as of December 31, 2025 for operating lease liabilities are for office warehouse space, land, and truck yards, which leases end in 2026 through 2027. Operating lease obligations as of December 31, 2025 are as follows:

2025	85,080.00
2026	305,817.12
2027	150,478.56
2028	-
2029	-
Thereafter	$-
Total Remaining	$541,375.68

Interest Rate and Market Risk

Interest Rate Risk

Interest rate risk is the potential for reduced net interest income and other rate-sensitive income resulting from adverse changes in the level of interest rates. We do not have variable interest rate-sensitive income agreements. We do have financing arrangement, in which notes have variable interest rates based on the prime rate, which exposes us to further interest expense if the prime rate increases.

Market Risk — Equity Investments

Market risk is the potential for loss arising from adverse changes in the fair value of fixed-income securities, equity securities, other earning assets, and derivative financial instruments as a result of changes in interest rates or other factors. We own equity securities that are publicly traded. Because the fair value of these securities may fall below the cost at which we acquired them, we are exposed to the possibility of loss. Equity investments are approved, monitored, and evaluated by members of management.

Inflation

Prolonged periods of slow growth, significant inflationary pressures, volatility and disruption in financial markets, could lead to increased costs of doing business. Inflation generally will cause suppliers to increase their rates, and inflation may also increase employee salaries and benefits. In connection with such rate increases, we may or may not be able to increase our pricing to consumers. Inflation could cause both our investment and cost of revenue to increase, thereby lowering our return on investment and depressing our gross margins.

Off Balance Sheet Arrangements

None.

Critical Accounting Policies & Use of Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements included in this report, which have been prepared in accordance with GAAP. For further information on the critical accounting policies see Note 3 of the Notes to the Consolidated Financial Statements. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. Estimates by their nature are based on judgments and available information. Our estimates are made based upon historical factors, current circumstances and the experience and judgment of management. Assumptions and estimates are evaluated on an ongoing basis, and we may employ outside experts to assist in evaluations. Therefore, actual results could materially differ from those estimates under different assumptions and conditions. We believe our critical accounting estimates relate to the following: Recoverability of current and noncurrent assets, stock-based compensation, income taxes, effective interest rates related to long-term debt, marketable securities, lease assets and liabilities, valuation of stock used to acquire assets, and derivatives.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND

FINANCIAL DISCLOSURE

Not applicable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include interest rate changes in United States of America and commodity prices. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk. There may be interest charged on our accounts payable, as well as interest we charge on our accounts receivable, depending on their age. Typically these interest rates are fixed are not affected by changes in market interest rates. However, from time to time we may enter into debt transactions that have a variable interest rate which would leave us subject to interest rate fluctuations.

Commodity Prices. We are exposed to fluctuation in market prices for oil and natural gas, as well as the raw materials necessary to manufacture our products. To mitigate risk associated with increases in market prices and commodity availability, we will attempt to negotiate contracts with favorable terms directly with vendors. We do not believe we will enter into forward contracts or other market instruments as a means of achieving our objectives or minimizing our risk exposures on these materials.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth information about our directors, executive officers and significant employees.

Name	Age	Position(s)
James Ballengee	60	Chief Executive Officer (Principal Executive Officer) and Director
Kimberly Hawley	57	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Les Patterson	48	Executive Vice President & Chief Operating Officer
John Harris	76	Independent Director
Albert Johnson	50	Independent Director
Michael Thompson	55	Independent Director

Executive Officers

James H. Ballengee joined Vivakor as Chief Executive Officer and Chairman of the Board in 2022. Prior to joining the Company, Mr. Ballengee had more than two decades of experience in midstream oil and gas senior management roles. Previously, he had been involved in two major private equity portfolio companies holding positions including Chief Commercial Officer, Chief Financial Officer, Chief Executive Officer, and Chairman of the Board. From 1997 through 2010, Mr. Ballengee served first as Chief Financial Officer, then Chief Executive Officer, then Chief Commercial Officer of Taylor Logistics, LLC, a Halifax Group-backed private equity portfolio company focused on crude oil marketing and logistics, which he led through a successful sale to Gibson Energy, Inc. (TSX: GEI). From 2010 to 2013, he was Chief Executive Officer and Chairman of the Board of Bridger Group, LLC, a private crude oil marketing firm. From 2013 to 2015, he was a board member and Chief Commercial Officer of Bridger, LLC, a Riverstone Holdings-backed private equity portfolio company focused on crude oil marketing and logistics, which he led through a successful sale to Ferrellgas Partners, LP (NYSE: FGP). Mr. Ballengee currently manages an exempt family office, which in turn holds and manages investments principally in the oil and gas, sports and entertainment, and real estate sectors. He has an undergraduate degree in accounting from Louisiana State University—Shreveport.

Kimberly Hawley was hired as Vivakor’s Executive Vice President, Chief Financial Officer, and Treasurer of Vivakor, Inc. and Vivakor Administration, LLC on July 24, 2025. Prior to joining the Company, Ms. Hawley served as the Chief Financial Officer of Empire Diversified Energy, Inc. from February 2022 until July 24, 2025. In that role, she oversaw the financial operations of the company’s seven subsidiaries. In addition, she led financial strategy, capital structure and funding initiatives for major infrastructure and site development projects, securing over $120 million in long term debt financing. Prior to joining Empire Diversified Energy, Ms. Hawley was a Certified Public Account with Personal Management Consultants from October 2018 to January 2022, where she provided comprehensive financial management services, including strategic planning, tax forecasting, and coordination with key financial and legal advisors. Ms. Hawley received her Bachelor of Business Administration from Loyola University of Chicago, and her Master of Business Administration from Pepperdine University. Ms. Hawley is a Certified Public Accountant (CPA) in California.

The Board believes that Ms. Hawley’s compiling and preparing accurate financial statements for complex entities, as well as her extensive knowledge with financing transactions makes her ideally qualified to help lead the Company and Vivakor towards continued growth and success as the Company and Vivakor’s Chief Financial Officer.

Leslie D. Patterson joined Vivakor as Vice President of Operations & Construction in 2023 and was promoted to Executive Vice President and Chief Operating Officer in August 2025. Mr. Patterson has over three decades of construction and management experience in the domestic and international oil and gas industries. His experience spans operations, construction, business development, corporate strategy, and health, safety, and environmental concerns in onshore and offshore projects. Mr. Patterson has managed the development, construction, and commencement of operations of major capital projects for BP, ExxonMobil, Chevron, Shell, Tesoro, Sinclair, Kennecott, and Williams Gas, among others. He previously worked as Senior Vice President of Pipelines & Terminals for Bridger Logistics from 2012 to 2017, the midstream division of Ferrellgas Partners, LP (NYSE: FGP), where he independently led, developed and managed three of the company’s seven business units (pipelines, terminals, and saltwater disposal) to consistent profitability through multiple management teams and large-scale M&A transactions. Prior to Bridger, Mr. Patterson was a division operations manager at EMS, an oilfield services firm, from 2008 to 2012. Prior to EMS, he worked as the head of business development for STARCON International, an industrial projects and turn-around firm, as a division business development manager for TEPSCO, and as Vice President of Business Development for C-Entry Constructors.

Directors

James Ballengee - See “Executive Officers”

John R. Harris, age 75, combines over 35 years of experience in Board of Directors, CEO and Senior Management positions in a variety of industries including technology services, telecommunications, healthcare, and business process outsourcing. He currently serves on the board of directors for the Hackett Group, Hifu Prostate Services, GenHemp, and Everservice. Since 2009 Mr. Harris has primarily been a private investor, advisor, and board member for both public and privately held companies. From 2006 to 2009 he was CEO of Etelecare Global solutions a leading provider of offshore teleservices to Fortune 1,000 companies. From 2003 to 2005 he served as the CEO of Seven Worldwide, a digital content management company where he was previously a member of the board of directors of the company. From 2001 to 2003, Mr. Harris consulted with a variety of venture-backed early-stage companies. Previously Mr. Harris spent 25 years with Electronic Data Systems in a variety of senior executive positions to include President of the 4 strategic business units serving the telecommunications and media industries world-wide. He was elected as a Corporate Vice-President and Officer of the company. During his tenure with EDS, he gained extensive international experience working and living in the Middle East, Europe and Asia. Mr. Harris has extensive public company board experience through prior services on the boards of Premier Global Services, Cap Rock Communications, Genuity, Ventiv Health, Startek, Sizmek, Mobivity and Applied Graphic Technologies and served in a variety of positions to include board member, committee chairman, lead director and chairman. Mr. Harris received his BBA and MBA from the University of West Georgia where he serves on the Board of Advisors to the Richards School of Business.

Albert Johnson, age 49, brings over 25 years of experience in operations and senior management in the midstream and downstream sectors of the oil and gas industry. Previously, Mr. Johnson had been involved in public and privately held companies holding various positions in senior management and serving as a member of boards of directors. From 2014 to 2015, he was Director of Business Development for Sunoco Logistics, LP., a publicly traded master limited partnership involved in the marketing, trading, transportation and terminaling of crude oil, products and NGLS. From July 2015 through May 2017, Mr. Johnson was the Vice President of Business Development for Navigator Energy Services, LLC., a private equity backed company involved in the gathering, transportation and terminaling of crude oil. From March 2018 to November 2022, Mr. Johnson served as Executive Vice President Business Development for ARX Energy, LLC. Since November 2022, Mr. Johnson has served as Chief Commercial Officer for ARX Energy, LLC., a privately held company involved in building a world class clean fuels facility in the Port of Brownsville, Texas. Mr. Johnson served on the Board of Directors for West Texas Gulf Pipe Line Company and on the Management Committee of SunVit Pipeline, LLC. He has an undergraduate degree in History from the University of Texas at Austin and an MBA finance concentration from Jones Graduate School of Business at Rice University.

Michael Thompson, age 55, combines over 25 years of experience in company directorship. Previously, he had been involved in four companies and two nonprofit organizations, holding positions including President, Representative Director, and board member. Mr. Thompson presently serves as the Global Head of Multi-Vendor Solutions at HP. From 2016 to 2021, Mr. Thompson has served on the Board of Directors as the Chair of the Audit Committee and Conflicts Committee of Rhino Resources, LTD, a company concentrated on coal and energy-related assets and activities. From 2014 to 2016, Mr. Thompson was a Director and Chair of the Strategic Planning Committee of Idaho Aquarium, a nonprofit aquarium. From 2010 to 2012, Mr. Thompson was a member of the board of Asister, a nonprofit organization focused on designing and distributing appliances in Latin America. From 2005 to 2009, Mr. Thompson served on the Board of Directors for Environmental Energy Services, Inc. and Blaze Energy, Inc., energy services and asset accumulation companies. From 1996 to 1999, he served as President and Representative Director of Micron Electronics Japan, K.K. and Micron Electronics China. Mr. Thompson has a bachelor’s degree in Business and Japanese from Brigham Young University and a master’s degree in Organizational Leadership from Gonzaga University. Mr. Thompson is a member of the National Association of Corporate Directors and brings to our Board over 25 years of experience in corporate governance, compliance and turnaround.

Family Relationships

There are no family relationships between any of our directors and executive officers.

Corporate Governance Overview

Board Composition and Director Independence

Our Board of Directors consists of four members. The directors are elected at each annual meeting to hold office until the next annual meeting and until their successors are duly elected and qualified. The Company defines “independent” as that term is defined in the Nasdaq rules.

In making the determination of whether a member of the board is independent, our board considers, in addition to Nasdaq rules, among other things, and transactions and relationships between each director and his immediate family and the Company, including those reported under the caption “Related Party Transactions.” The purpose of this review is to determine whether any such relationships or transactions are material and, therefore, inconsistent with a determination that the directors are independent. On the basis of such review and its understanding of such relationships and transactions, our Board of Directors affirmatively determined that John Harris, Albert Johnson, and Michael Thompson are qualified as independent and do not have any material relationships with us that might interfere with his exercise of independent judgment.

Our Board, as currently constituted, has a majority of directors who would be considered “independent directors,” as that term is defined in Nasdaq Listing Rule 5605(a)(2).

Board Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each committee has its own charter, which is available on our website at www.vivakor.com. Each of the board committees has the composition and responsibilities described below.

Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

Our Audit Committee is currently comprised of Michael Thompson, Albert Johnson and John Harris, each of whom qualify as an independent director under applicable Nasdaq and SEC rules, and “financially literate” under applicable Nasdaq rules. Our board has determined that Michael Thompson, qualifies as an “audit committee financial expert”, as such term is defined in Item 407(d)(5) of Regulation S-K. Michael Thompson serves as the chairman of the Audit Committee.

The Audit Committee oversees our accounting and financial reporting processes and oversee the audit of our consolidated financial statements and the effectiveness of our internal control over financial reporting. The responsibilities of this committee include, but are not limited to:

●	selecting and recommending to our Board of Directors the appointment of an independent registered public accounting firm and overseeing the engagement of such firm;

●	approving the fees to be paid to the independent registered public accounting firm;

●	helping to ensure the independence of the independent registered public accounting firm;

●	overseeing the integrity of our financial statements;

●	preparing an audit committee report as required by the SEC to be included in our annual proxy statement;

●	resolving any disagreements between management and the auditors regarding financial reporting;

●	reviewing with management and the independent auditors any correspondence with regulators and any published reports that raise material issues regarding the Company’s accounting policies;

●	reviewing and approving all related-party transactions; and

●	overseeing compliance with legal and regulatory requirements.

The Audit Committee is authorized to retain independent legal and other advisors and conduct or authorize investigations into any matter within the scope of its duties.

Compensation Committee

Our Compensation Committee is currently comprised of John Harris, Albert Johnson and Michael Thompson, each of whom qualify as an independent director under applicable Nasdaq rules. John Harris serves as the chairman of the Compensation Committee.

Our Compensation Committee assists the board of directors in the discharge of its responsibilities relating to the compensation of the board of directors and our executive officers.

The responsibilities of this committee include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives with respect to compensation for our Chief Executive Officer;

●	reviewing, approving and recommending to our board of directors on an annual basis the evaluation process and compensation structure for our other executive officers;

●	determining the need for and the appropriateness of employment agreements and change in control agreements for each of our executive officers and any other officers recommended by the Chief Executive Officer or Board of Directors;

●	providing oversight of management’s decisions concerning the performance and compensation of other company officers, employees, consultants and advisors;

●	reviewing our incentive compensation and other equity-based plans and recommending changes in such plans to our Board of Directors as needed, and exercising all the authority of our Board of Directors with respect to the administration of such plans;

●	reviewing and recommending to our Board of Directors the compensation of independent directors, including incentive and equity-based compensation; and

●	selecting, retaining and terminating such compensation consultants, outside counsel or other advisors as it deems necessary or appropriate.

The Compensation Committee may delegate any of its responsibilities to subcommittees as it deems appropriate. The Compensation Committee is authorized to retain independent legal and other advisors, and conduct or authorize investigations into any matter within the scope of its duties.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is currently comprised of Albert Johnson, John Harris and Michael Thompson, each of whom qualify as an independent director under applicable Nasdaq rules. Albert Johnson serves as the chairman of the Nominating and Corporate Governance Committee.

The purpose of the Nominating and Corporate Governance Committee is to recommend to the Board of Directors nominees for election as directors and persons to be elected to fill any vacancies on the Board of Directors, develop and recommend a set of corporate governance principles and oversee the performance of the Board of Directors.

The responsibilities of this committee include, but are not limited to:

●	recommending to the Board of Directors nominees for election as directors at any meeting of stockholders and nominees to fill vacancies on the board;

●	considering candidates proposed by stockholders in accordance with the requirements in the Committee charter;

●	overseeing the administration of the Company’s code of business conduct and ethics;

●	reviewing with the entire Board of Directors, on an annual basis, the requisite skills and criteria for board candidates and the composition of the board as a whole;

●	the authority to retain search firms to assist in identifying board candidates, approve the terms of the search firm’s engagement, and cause the Company to pay the engaged search firm’s engagement fee;

●	recommending to the Board of Directors on an annual basis the directors to be appointed to each committee of the Board of Directors;

●	overseeing an annual self-evaluation of the Board of Directors and its committees to determine whether it and its committees are functioning effectively; and

●	developing and recommending to the board a set of corporate governance guidelines applicable to the Company.

The Nominating and Corporate Governance Committee may delegate any of its responsibilities to subcommittees as it deems appropriate. The Nominating and Corporate Governance Committee is authorized to retain independent legal and other advisors and conduct or authorize investigations into any matter within the scope of its duties.

Board Leadership Structure

Currently, Mr. Ballengee is our principal executive officer and chairman of the board.

Risk Oversight

Our Board will oversee a company-wide approach to risk management. Our Board will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our Board will have ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Specifically, our compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee will oversee management of enterprise risks and financial risks, as well as potential conflicts of interests. Our board of directors will be responsible for overseeing the management of risks associated with the independence of our Board.

Code of Ethics and Business Conduct

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code is available on our corporate website at www.vivakor.com. We expect that any amendments to such code, or any waivers of its requirements, will be disclosed on our website.

Board Diversity Matrix
	As of April 30, 2026				As of December 31, 2025
Total No. of Directors	4				4

Gender Identity	Female	Male	Non-Binary	Did Not Disclose	Female	Male	Non-Binary	Did Not Disclose
Directors		4				4

Part II: Demographic Background
African American or Black		1				1
Alaskan Native or Native American
Asian
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White		3				3
Two or More Races or Ethnicities
LGBTQ+
Did Not Disclose Demographic Background

EXECUTIVE COMPENSATION

Summary Compensation Table

The particulars of compensation paid to the following persons:

(a)	all individuals serving as our principal executive officer during the year ended December 31, 2025;

(b)	each of our two most highly compensated executive officers other than our principal executive officer who were serving as executive officers at December 31, 2025 who had total compensation exceeding $100,000 (if applicable); and

(c)	up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at December 31, 2025 (if applicable), who we will collectively refer to as the named executive officers, for the years ended December 31, 2025 and 2024, are set out in the following summary compensation table:

Executive Officers and Directors

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 2025 and 2024. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the estimated fair value of stock options granted and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
James Ballengee	2025	1,000,000	(2)	-0-		-0-		-0-	-0-	-0-	-0-		1,000,000
CEO and Chairman(1)	2024	1,000,000	(2)	-0-		-0-		-0-	-0-	-0-	76,923	(3)	1,076,923

Kimberly Hawley	2025	148,077		25,000		3,200		-0-	-0-	-0-	-0-		-0-
EVP and CFO(4)	2024	N/A		N/A		N/A		N/A	N/A	N/A	N/A		N/A

Les Patterson	2025	290,962		-0-		46,637		-0-	-0-	-0-	-0-		337,599
EVP and COO(5)	2024	N/A		N/A		N/A		N/A	N/A	N/A	N/A		N/A

Tyler Nelson	2025	478,846		25,000		91,514		-0-	-0-	-0-	-0-		595,360
Former CFO(6)	2024	450,000		100,000	(7)	450,000	(7)	-0-	-0-	-0-	512,603	(3)(7)	1,512,603

Russ Shelton	2025	406,796		-0-		-0-		-0-	-0-	-0-	-0-		406,796
Former COO(8)	2024	76,474		-0-		150,000	(3)	-0-	-0-	-0-	4,734		231,208

Pat Knapp,	2025	359,615		-0-		100,000		-0-	-0-	-0-	-0-		459,615
Former Exec VP, GC and Secretary(9)	2024	188,461		-0-		250,000		-0-	-0-	-0-	5,797		444,254

(1)	Mr. Ballengee was hired as our Chief Executive Officer on October 28, 2022.

(2)	Pursuant to Mr. Ballengee’s Employment Agreement, his salary ($1,000,000) is paid in shares of the Company’s common stock, priced based on the volume-weighted average price (“VWAP”) of the Company’s common stock for the preceding five (5) NASDAQ trading days prior to the effective date or each annual anniversary of his Employment Agreement, as applicable. For the period from October 28, 2023 through October 27, 2024, the applicable VWAP was $0.6034946 per share, resulting in the issuance of 8,286 shares (after giving effect to the 1-for-200 reverse stock split), and for the period from October 28, 2024 through October 27, 2025, the applicable VWAP was $1.4516084 per share, resulting in the issuance of 3,445 shares (after giving effect to the 1-for-200 reverse stock split). For the period from October 28, 2025 through October 27, 2026, the applicable VWAP was $0.23, resulting in accruing the issuance of 3,624 shares (after giving effect to the 1-for-200 reverse stock split) for the period from October 28, 2025 through December 31, 2025.
(3)	Includes amounts for accrued employee benefits, including sick and vacation benefits.
(4)	Ms. Hawley was appointed as an Executive Vice President and our Chief Financial Officer effective July 24, 2025.
(5)	Mr. Patterson was appointed as an Executive Vice President and our Chief Operating Officer effective August 12, 2025.
(6)	Mr. Nelson resigned as our Chief Financial Officer effective July 19, 2025.
(7)	Includes $437,839 in payments toward accrued compensation or notes payable due to employee.
(8)	Mr. Shelton was hired as our Chief Operating Officer in October 2024 and resigned from his positions with the Company effective August 3, 2025.
(9)	Mr. Knapp was hired as our Executive Vice President, General Counsel and Secretary in June 2024 and resigned effective November 10, 2025.

Employment Agreements

James Ballengee – Chief Executive Officer

On October 28, 2022, we entered into an executive employment agreement with James Ballengee (the “Ballengee Employment Agreement”) with respect to our appointment of Mr. Ballengee as Chief Executive Officer and Chairman of the Board of Directors. Pursuant to the Ballengee Employment Agreement, Mr. Ballengee will receive annual compensation of $1,000,000 payable in shares of our common stock, priced at the volume weighted average price (VWAP) for the five trading days preceding the date of the Ballengee Employment Agreement and each anniversary thereof (the “CEO Compensation”). The CEO Compensation is subject to satisfaction of Nasdaq rules, the provisions of our equity incentive plan and other applicable requirements and shall be accrued if such issuance is due prior to satisfaction of such requirements. Additionally, Mr. Ballengee shall be eligible for a discretionary performance bonus. The Ballengee Employment Agreement may be terminated by either party for any or no reason, by providing a five days’ notice of termination.

Pursuant to the Ballengee Employment Agreement, Mr. Ballengee was granted the right to nominate two additional directors for appointment to the Board in his sole discretion, as well as a third additional director upon issuance of the Note Payment Shares (defined below), subject to such directors passing a background check. Pursuant to the Ballengee Employment Agreement, Mr. Ballengee nominated John Harris and Albert Johnson as Board of Director appointees and both were appointed in January 2023.

Pursuant to Mr. Ballengee’s Employment Agreement, his salary ($1,000,000) is paid in shares of the Company’s common stock, priced based on the volume-weighted average price (“VWAP”) of the Company’s common stock for the preceding five (5) NASDAQ trading days prior to the effective date or each annual anniversary of his Employment Agreement, as applicable. For the period from October 28, 2023 through October 27, 2024, the applicable VWAP was $0.6034946 per share, resulting in the issuance of 8,286 shares (after giving effect to the 1-for-200 reverse stock split), and for the period from October 28, 2024 through October 27, 2025, the applicable VWAP was $1.4516084 per share, resulting in the issuance of 3,445 shares (after giving effect to the 1-for-200 reverse stock split). For the period from October 28, 2025 through October 27, 2026, the applicable VWAP was $0.23, resulting in accruing the issuance of 3,624 shares (after giving effect to the 1-for-200 reverse stock split) for the period from October 28, 2025 through December 31, 2025.

Kimberly Hawley – EVP, Chief Financial Officer and Secretary

On July 24, 2025, Vivakor Administration, LLC, a wholly-owned subsidiary of the Company, entered into an executive employment agreement with Kimberly Hawley (the “Employment Agreement”) with respect to the her appointment as Executive Vice President, Chief Financial Officer, and Treasurer of the Company. Pursuant to the Employment Agreement, Ms. Hawley will receive annual compensation of $350,000. Additionally, Ms. Hawley shall be eligible for performance bonus compensation as further set forth therein. The Employment Agreement may be terminated by either party for any or no reason, by providing five business days’ notice of termination, but a termination without cause will trigger certain severance provisions, including a lump sum payment equal to one (1) calendar year’s pay. Ms. Hawley was appointed as Vivakor’s Secretary on November 10, 2026.

Les Patterson – EVP and Chief Operating Officer

On August 12, 2025, Vivakor Administration, LLC and the Company entered into a Second Amendment to the Employment Agreement with Les Patterson (the “Amended Agreement”), which amended that certain Employment Agreement dated July 1, 2025, as amended. Under the Amended Agreement, Mr. Patterson accepted the position of Executive Vice President and Chief Operating Officer of Vivakor, Inc. in exchange for a base annual salary of $375,000 and annual equity compensation of shares of Vivakor’s common stock equal to not less than $125,000, paid to Mr. Patterson in four equal quarterly installments priced per share based on the volume-weighted average price for the preceding five (5) NASDAQ trading days prior to the Effective Date or annual anniversary of the Amended Agreement, as applicable, with the shares issued as registered common stock under a registered equity compensation plan. The Employment Agreement may be terminated by either party for any or no reason, by providing five business days’ notice of termination, but a termination without cause will trigger certain severance provisions, including a lump sum payment equal to six (6) months pay. Mr. Patterson will also receive a one-time signing bonus within seven (7) days from signing the Amended Agreement equal to Two Hundred Fifty Thousand Dollars ($250,000.00) of Vivakor common stock, which shall be issued pursuant to Vivakor’s Form S-8 Registration Statement filed with the U.S. Securities and Exchange Commission and shall be priced per share based on the volume-weighted average price for the preceding five (5) NASDAQ trading days prior to the date of this Second Amendment

Tyler Nelson – Former Chief Financial Officer and Former Director

On June 13, 2024, we entered into a new Employment Agreement with Mr. Tyler Nelson with respect to our appointment of Mr. Nelson as Chief Financial Officer. Pursuant to the New Employment Agreement, Mr. Nelson will receive: (i) $450,000 annually (the “Base Salary”); (ii) an annual cash incentive bonus of a minimum of 50% of the Base Salary (a portion of which may be payable in the form of restricted common stock of the Company) and a maximum of 120% of the Base Salary; and (iii) an annual equity incentive bonus of a minimum of 25% of the Base Salary and a maximum of 120% of the Base Salary in shares of restricted stock. Mr. Nelson will also be eligible for a cash transaction bonus (the “Transaction Bonus”) for Qualified Transactions, as defined in the New Employment Agreement, of 0.5% of the enterprise value of the assets, equity or business sold or acquired or the listing value of the equity or debt being listed on a national exchange. For each of the closing of the Merger Agreement and Endeavor MIPA, Mr. Nelson will receive a bonus of $200,000, with $100,000 for each such bonus to be paid in cash and the remaining $100,000 for each such bonus to be paid in shares of our common stock, valued on the date of close of the Merger Agreement and the Endeavor MIPA, respectively. The foregoing bonuses are in lieu of a Transaction Bonus for either the Merger Agreement or the Endeavor MIPA. The new Employment Agreement is for an initial term of two years and will auto-renew for subsequent one-year terms if not terminated by either party at the end of a term, which requires 90 days prior notice. The new Employment Agreement may also be terminated under standard cause and without cause termination and resignation provisions.

At the time of entering into the new Employment Agreement, we owed Mr. Nelson $1,167,750 in accrued salary and bonuses, plus interest (together, the “Accrued Compensation”), for serving as our Chief Financial Officer under the Original Agreement. Pursuant to the Settlement Agreement, we agreed with Mr. Nelson on the Accrued Compensation would be paid to Mr. Nelson under of a straight promissory note in the principal amount of the Accrued Compensation (the “Note”). Under the terms of the Note, the amounts due under the Note will accrue interest at 8% per annum, and will be paid to Mr. Nelson by paying him 5% of any money received by us from closed future financings or acquisition/merger/sale transactions until the Note has been paid in full. In the event the Note has not been paid in full by June 30, 2025, the Note will mature and any amounts due thereunder will be due and payable in full in such date.

Under the terms of the Settlement Agreement we issued Mr. Nelson a stock option agreement (the “Option Agreement”) setting forth the stock options Mr. Nelson were issued on June 9, 2022 (the “Grant Date”). Pursuant to the Option Agreement, as of the Grant Date, Mr. Nelson was granted 917,825 stock options (the “Options”) at an exercise price per share of $1.80. The Options shall vest as follows: (i) 360,145 shares on the Grant Date, (ii) 219,312 shares three (3) months after the Grant Date, (iii) 48,338 shares for each of the following six (6) quarters, and (iv) 48,340 shares following the eighth (8th) quarter after the Grant Date. The Options were fully vested as of June 9, 2024.

Under our Employment Agreement with Tyler Nelson, our Chief Financial Officer, he may be due bonuses at various times and/or upon certain events happening, namely an annual cash incentive bonus for December 31, 2025 of $225,000, an annual equity incentive bonus of $112,500, and a bonus for the close of the acquisition of the Endeavor Entities of $100,000, totaling $437,500 (the “Nelson Bonuses”). The Nelson Bonuses are due to Mr. Nelson in shares of common stock, which total 462,462 shares of common stock (prior to tax withholdings) based on the calculations in the Nelson Employment Agreement. In payment of the Nelson Bonuses, on February 26, 2025, we issued Mr. Nelson 105,213 shares of our common stock after tax withholdings. The shares were issued as unrestricted shares under our Equity Incentive Plan registered under a Registration Statement on Form S-8.

Mr. Nelson resigned from his position as the Company’s Chief Financial Officer effective July 19, 2025. As disclosed elsewhere in this Annual Report, Mr. Nelson subsequently filed a lawsuit against the Company alleging he was not paid all the compensation owned to him. The Company and Mr. Nelson entered into a Settlement Agreement dated November 5, 2025.

Russ Shelton – Former Chief Operating Officer

In connection with the Closing of the Endeavor Entities on October 1, 2024, we entered into an executive employment agreement with Russ Shelton (the “Shelton Agreement”) with respect to our appointment of Mr. Shelton as Executive Vice President and Chief Operating Officer. Pursuant to the Shelton Agreement, Mr. Shelton will receive (i) base salary compensation of $337,000 USD annually (the “Base Compensation”); (ii) an annual cash and equity incentive compensation of up to $808,000 based upon certain performance criteria as more particularly described therein. As an inducement to enter into the Shelton Agreement, Mr. Shelton shall receive a one-time signing grant of our common stock equivalent in value to $150,000, which are priced per share based on the volume-weighted average price for the preceding five (5) trading days prior to the day of such grant, subject to an eighteen (18) month lockup period, which shall be granted promptly after the Effective Date, as defined therein. Pursuant to the Shelton Agreement, Mr. Shelton’s employment is at-will under Texas law, except as modified therein. Mr. Shelton’s employment with Vivakor Administration, LLC, a subsidiary of ours, began on October 1, 2024.

In connection with the Shelton Agreement, Mr. Shelton and Ballengee Holdings, LLC, an affiliate of James H. Ballengee, our Chairman, President, and CEO, have entered into a side letter agreement (the “Shelton Side Letter”) promising Mr. Shelton (i) certain additional Base Compensation equal to the difference between Mr. Shelton’s current salary and $375,000 by January 1, 2025, should we not increase Mr. Shelton’s Base Compensation, as defined in the Shelton Agreement, to such level, and (ii) a one-time special cash bonus of $100,000.00 USD upon completion of an equity capital raise, as more particularly set forth therein.

Mr. Shelton resigned from his positions with the Company effective August 3, 2025 pursuant to the terms of a Transition Agreement.

Pat Knapp – Former EVP and General Counsel

On June 26, 2024, we entered into that certain Executive Employment Agreement with Patrick M. Knapp to join the company as our Executive Vice President, General Counsel, & Secretary (the “Knapp Agreement”).

The Knapp Agreement provides for an annual base salary of $350,000, payable in equal installments every two weeks. In addition, the Knapp Agreement provides for annual incentive cash and equity compensation of up to $840,000 based on certain performance goals as further set forth therein. As an inducement to enter into the Knapp Agreement, Mr. Knapp shall receive a one-time signing grant of our common stock equivalent in value to $250,000, which are priced per share based on the volume-weighted average price for the preceding five (5) trading days prior to the day of such grant (calculated to be 140,190 shares based on the effective date of the Knapp Agreement), subject to an eighteen (18) month lockup period and a conditional clawback obligation concurrent therewith, which shall be granted within thirty (30) days after the Start Date, as defined therein. Pursuant to the Knapp Agreement, Mr. Knapp’s employment is at-will under Texas law, except as modified therein. Mr. Knapp’s employment began on June 26, 2024.

Mr. Knapp resigned from his positions with the Company effective November 10, 2025 pursuant to the terms of a Transition Agreement.

Stock Incentive Plan

Equity Incentive Plans

Our Board of Directors and the holders of a majority of our common stock approved a new equity incentive plan in December 2025, which authorizes the issuance of up to 500,000 shares of common stock through the grant of stock options (including incentive stock options qualifying under section 422 of the Code and nonstatutory stock options), restricted stock awards, stock appreciation rights, restricted stock units, performance awards, other stock-based awards or any combination of the foregoing.

Our Board of Directors and the holders of a majority of our common stock approved an equity incentive plan in November 2023, which authorizes the issuance of up to 200,000 shares of common stock through the grant of stock options (including incentive stock options qualifying under section 422 of the Code and nonstatutory stock options), restricted stock awards, stock appreciation rights, restricted stock units, performance awards, other stock-based awards or any combination of the foregoing.

Our Board of directors approved an equity incentive plan in February 2022, which authorizes the issuance of up to 10,000 shares of common stock through the grant of stock options (including incentive stock options qualifying under section 422 of the Code and nonstatutory stock options), restricted stock awards, stock appreciation rights, restricted stock units, performance awards, other stock-based awards or any combination of the foregoing.

Outstanding Equity Awards at December 31, 2025

The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers on December 31, 2025:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
James Ballengee(1)	-0-	-0-	-0-	N/A	N/A	780,046	260,272	(2)	-0-	-0-

Kimberly Hawley(3)	-0-	-0-	-0-	N/A	N/A	-0-	-0-		-0-	-0-

Les Patterson(4)	-0-	-0-	-0-	N/A	N/A	-0-	-0-		-0-	-0-

Tyler Nelson(5)	4,590	-0-	-0-	360.00	July 20, 2028	-0-	-0-		-0-	-0-

Russ Shelton(6)	-0-	-0-	-0-	N/A	N/A	-0-	-0-		-0-	-0-

Pat Knapp(7)	-0-	-0-	-0-	N/A	N/A	-0-	-0-		-0-	-0-

(1)	Includes shares issued to Mr. Ballengee under our equity incentive plan for his annual salary.
(2)	Valued as of at $0.23 (pre-stock split) as of the relevant renewal date under Mr. Ballengee’s Employment Agreement.
(3)	Ms. Hawley was appointed as an Executive Vice President and our Chief Financial Officer effective July 24, 2025.
(4)	Mr. Patterson was appointed as an Executive Vice President and our Chief Operating Officer effective August 12, 2025.
(5)	Mr. Nelson resigned as our Chief Financial Officer effective July 19, 2025.
(6)	Mr. Shelton was hired as our Chief Operating Officer in October 2024 and resigned from his positions with the Company effective August 3, 2025.
(7)	Mr. Knapp was hired as our Executive Vice President, General Counsel and Secretary in June 2024 and resigned effective November 10, 2025.

Aggregated Option Exercises

There were no options exercised by any officer or director of our company during our twelve-month period ended December 31, 2025.

Employee Pension, Profit Sharing or other Retirement Plan

We do not have a defined benefit, pension plan, profit sharing or other retirement plan, although we may adopt one or more of such plans in the future.

Director Compensation

The table below shows the compensation paid to our directors during the year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James Ballengee	-		-	-	-	-	-	-

Tyler Nelson(5)	-		-	-	-	-	-	-

John Harris(2)	60,000		50,000	-	-	-	-	110,000

Albert Johnson(3)	60,000	(1)	50,000	-	-	-	-	110,000

Michael Thompson(4)	60,000	(1)	50,000	-	-	-	-	110,000

(1)	$35,625 and $45,000 was accrued at December 31, 2025 for Albert Johnson and Michael Thompson, respectively.
(2)	John Harris was appointed to the Board of Directors on January 16, 2023. He qualifies as an independent director and serves on the Board’s Audit Committee, Compensation Committee and Nominating Committee, serving as the chairman of the Compensation Committee.
(3)	Albert Johnson was appointed to the Board of Directors on January 16, 2023. He qualifies as an independent director and serves on the Board’s Audit Committee, Compensation Committee and Nominating Committee, serving as the chairman of the Nominating Committee.
(4)	Michael Thompson was appointed to the Board of Directors on June 3, 2024. He qualifies as an independent director and serves on the Board’s Audit Committee, Compensation Committee and Nominating Committee, serving as the chairman of the Audit Committee.
(5)	Mr. Nelson resigned from the Board of Directors effective July 19, 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our voting shares beneficially owned as of May 22, 2026 by (i) each stockholder known to be the beneficial owner of 5% or more of the outstanding shares of the particular class of voting stock, (ii) each executive officer, (iii) each director, and (iv) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options, warrants and/or other convertible securities. Unless otherwise indicated, voting and investment power relating to the shares shown in the tables for each beneficial owner is exercised solely by the beneficial owner.

For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons, any shares that such person or persons has the right to acquire within 60 days of May 22, 2026 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of beneficial ownership of our common stock is based on an aggregate of 4,295,647 shares outstanding. The percentage of beneficial ownership of our Series A Preferred Stock is based on an aggregate of 483,655 shares outstanding, representing 483,655 aggregate votes.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Vivakor, Inc., 5220 Spring Valley Road, Suite 500, Dallas, Texas 75242.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percentage of Common Stock Beneficially Owned	Shares of Series A Preferred Stock Owned	Percentage of Series A Preferred Stock Owned	Total Voting Percentage Owned
James H. Ballengee, Chief Executive Officer and Director(1)	802,827	(2)	17.4%	74,731	77.3%	23.1%
Kimberly Hawley, Chief Financial Officer	250,125		5.8%	-0-	*	5.80%
Les Patterson, COO	1,203		*	-0-	*	0.09%
John R. Harris, Director	2,335		*	-0-	*	0.17%
Albert Johnson, Director	1,796		*	-0-	*	0.13%
Michael Thompson, Director	855		*	-0-	*	0.06%
All Officers and Directors as a group (6 persons)	1,059,141	(2)	23%	74,731	77.3%	28.1%

5% Beneficial Stockholders				-0-	*
None.

*	Indicates less than 1%.

(1)	James H. Ballengee’s address is 5151 Beltline Road, Suite 715 Dallas, Texas 75234. Includes shares held in the name of Jorgan Development, LLC, JBAH Holdings, LLC, and Ballengee Holdings, LLC. Mr. Ballengee is sole manager and has sole voting and investment power over both Jorgan Development, LLC, JBAH Holdings, LLC, and Ballengee Holdings, LLC.
(2)	Includes 313,445 shares owed to Mr. Ballengee and/or entities he controls currently or owed to him and/or entities he controls in the next 60 days.

SELLING STOCKHOLDERS

This prospectus relates to the resale of up to 40,686,375 shares of Common Stock by the Selling Stockholders. We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer the shares of Common Stock for resale from time to time. Except for the ownership of the shares of Common Stock, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on their ownership of the shares of Common Stock, as of May 22, 2025. The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders.

Because a Selling Stockholder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by the Selling Stockholder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by any Selling Stockholder and further assumed that the Selling Stockholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Stockholder has sole voting and investment power with respect to all shares of Common Stock, that it beneficially owns, subject to applicable community property laws. To our knowledge, none of the Selling Stockholders are a broker-dealer or an affiliate of a broker-dealer.

We may amend or supplement this prospectus from time to time in the future to update or change this Selling Stockholder list and the securities that may be resold.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering(1)
Target Capital 14 LLC(2)	145,833		145,833	-
Secure Net Capital LLC(3)	-	(5)	10,135,136	-
Shakawe Capital LLC(4)	-	(5)	30,405,406	-

*	Less than 1%

(1)	Assumes the sale of all shares being offered pursuant to this prospectus.
(2)	All voting and dispositive power for Target Capital 14 LLC is held by Dmitriy Shapiro. The business address of Target Capital 14 LLC is 144 Hillside Village, Rio Grande, Puerto Rico 00745.
(3)	All voting and dispositive power for Secure Net Capital LLC is held by Alois Rubenbauer. The business address of Secure Net Capital LLC is 654 Plaza Ave., Munoz Rivera Ave., #1130, San Juan, PR 00918.
(4)	All voting and dispositive power for Shawake Capital LLC is held by Dmitriy Shapiro. The business address of Shawake Capital LLC is 144 Hillside Village, Rio Grande, Puerto Rico 00745.
(5)	Does not include shares of Common Stock issuable upon conversion of the $15,000,000 Notes held by the Selling Stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of each transaction from January 1, 2025 to December 31, 2025, and any material, publicly disclosed transaction through the date of this filing and each currently proposed transaction in which:

●	we have been or are to be a participant;

●	the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years; and

●	any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Our current policy with regard to related party transactions is for the Board as a whole to approve any material transactions involving our directors, executive officers or holders of more than 5% of our outstanding capital stock.

On May 12, 2026, the Company issued 393,547 shares of its common stock to James Ballengee, the Company’s Chief Executive Officer and a member of the Board of Directors, for dividends owed to him as dividends on the Company’s Series A Preferred Stock for the periods ended January 31, 2026 and April 30, 2026, in accordance with the terms of the Series A Preferred Stock Certificate of Designation.

On May 11, 2026, the Company issued 250,000 shares of its common stock to Kimberly Hawley, the Company’s Chief Financial Officer and Secretary as a discretionary bonus for services performed for the Company under the terms of her Employment Agreement. The shares were issued with a standard Rule 144 restrictive legend.

On November 5, 2025, the Company entered into a Settlement Agreement (the “Nelson Settlement Agreement”) with Tyler Nelson (“Nelson”), the Company’s former Chief Financial Officer in order to settle claims made by Nelson that he was not paid for work performed for the Company, which claims formed the basis of a lawsuit entitled Tyler Nelson v. Vivakor, Inc., et al., Case No. 30-2025-01503021-CU-OE-CJC (Sup. Ct. Orange Cty., Cal.—Aug. 11, 2025) (the “Nelson Lawsuit”). Under the terms of the Nelson Settlement Agreement the Company is obligated to pay Nelson as full satisfaction of all alleged wage losses and alleged non-wage damages: (i) $250,000 on or before November 5, 2026, (ii) $100,000 within 30 days from the date of the Nelson Settlement Agreement, (iii) $100,000 within 60 days from the date of the Nelson Settlement Agreement, and (iv) $1,550,000 within 90 days from the date of the Nelson Settlement Agreement. The Company paid Nelson the initial $250,000 payment. Nelson was formerly the Company’s Chief Financial Officer and a Director. As a result of the Nelson Settlement Agreement, all dates and deadlines related to the Nelson Lawsuit have been taken off calendar by the Court, which will retain jurisdiction of the Nelson Lawsuit through the final payment of the Nelson Settlement Agreement consideration.

On November 10, 2025, the Company entered into a Transition Agreement (the “Transition Agreement”) with Patrick Knapp (“Knapp”), the Company’s former Executive Vice President, General Counsel and Secretary, related to Knapp’s resignation from all positions he holds with the Company. Under the terms of the Transition Agreement the Company is obligated to pay Knapp as full satisfaction of all alleged wages owed, bonuses, severance, unpaid benefits, etc. and any alleged non-wage damages: (i) $50,000 on the date of the Transition Agreement, (ii) $50,000 on or before December 31, 2025, and (iii) $100,000 worth of the Company’s common stock within three (3) trading days from the date of the Transition Agreement, which shares will be priced per share based on the average closing price for the three (3) prior exchange-traded days. If requested by Knapp, the Company is obligated to issue Knapp additional shares of common stock until Knapp receives $100,000 from the sale of the common stock if he does not receive that amount from the sale of the initial shares. The shares will be issued unrestricted under the Company’s 2023 Equity Incentive Plan as registered on a Form S-8 Registration Statement.

On November 10, 2025, Knapp resigned from this position as Secretary of the Company. As a result, the Board of Directors appointed Kimberly Hawley as the Company’s Secretary, effective November 10, 2025. Ms. Hawley is currently also the Company’s Executive Vice President and Chief Financial Officer.

On November 25, 2025, the Company entered into a Debt Satisfaction and Preferred Stock Amendment Agreement (the “Series A Preferred Agreement”), under which the holders of the Company’s Series A Preferred Stock agreed to forgo their rights to the Series A Preferred Stock 6% annual dividend through December 31, 2026 in exchange for the Company agreeing to amend the Series A Preferred Stock Certificate of Designation to add voting rights to the rights and preferences of the Series A Preferred Stock. In addition, James Ballengee, the Company’s Chief Executive Officer and a member of the Board of Directors, agreed to extinguish the $569,589.04 he is owed under a convertible promissory note as part of the Series A Preferred Agreement. As a result of the Series A Preferred Agreement, the holders of the Series A Preferred own approximately 483,655 votes on any matters properly presented to the Company’s shareholders, which equated to approximately 35% of the Company’s outstanding votes as of the date of the Series A Preferred Agreement. At the Company’s 2025 Annual Meeting of Stockholders held September 11, 2025, a majority of the Company’s stockholders approved a conversion of the Preferred Stock into Common Stock that exceeds 19.99% of the Company’s outstanding common stock if the Company’s Board of Directors and executive management elected to convert the Preferred Stock.

On May 20, 2025, we issued an aggregate of 8,825 shares of our restricted common stock for three months of dividends to the holders of our Series A Preferred Stock. Of those shares, 6,922 were issued to Jorgan Development, LLC and 70 were issued to JBAH Holdings, LLC, both of which are controlled by James Ballengee, our Chief Executive Officer.

On July 24, 2025, Vivakor Administration, LLC (the “Company”) entered into an executive employment agreement with Kimberly Hawley (the “Employment Agreement”) with respect to the her appointment as Executive Vice President, Chief Financial Officer, and Treasurer of the Company and Vivakor, Inc. (“Vivakor”). Pursuant to the Employment Agreement, Ms. Hawley will receive annual compensation of $350,000. Additionally, Ms. Hawley shall be eligible for performance bonus compensation as further set forth therein. The Employment Agreement may be terminated by either party for any or no reason, by providing five business days’ notice of termination, but a termination without cause will trigger certain severance provisions, including a lump sum payment equal to one (1) calendar year’s pay.

On October 1, 2024, Jorgan Development, LLC, a Louisiana limited liability company (“Jorgan”) and JBAH Holdings, LLC, a Texas limited liability company (“JBAH” and, together with Jorgan, the “Sellers”), as the equity holders of Endeavor Crude, LLC, a Texas limited liability company, Equipment Transport, LLC, a Pennsylvania limited liability company, Meridian Equipment Leasing, LLC, a Texas limited liability company, and Silver Fuels Processing, LLC, a Texas limited liability company (collectively, the “Endeavor Entities”) closed the transactions that were the subject of the previously-disclosed Membership Interest Purchase Agreement among them dated March 21, 2024, as amended (the “MIPA”) (the “Closing”). In accordance with the terms of the MIPA, at the Closing, the Company acquired all of the issued and outstanding membership interests in each of the Endeavor Entities (the “Membership Interests”), making them wholly-owned subsidiaries of the Company.

The Endeavor Entities own and operate a combined fleet of more than 500 commercial tractors and trailers for the hauling of crude oil and produced water. On a daily basis, the trucking fleet hauls approximately 60,000 barrels of crude oil, tank bottoms, and petroleum wastes, and approximately 30,000 barrels of produced water. In addition, the Endeavor Entities own and operate a crude oil pipeline and exclusive connected blending and processing facility in Blaine County, Oklahoma.

The purchase price for the Membership Interests is $116.3 million (the “Purchase Price”), after post-closing adjustments, including a reduction for assumed debt and a possible increase for a performance adjustment, payable by the Company in a combination of Company common stock, $0.001 par value per share (“Common Stock”) and Company Series A Preferred Stock $0.001 par value per share (“Preferred Stock”). The number of shares of Common Stock for the Purchase Price is equal to an undivided nineteen and ninety-nine hundredths percent (19.99%) of all of the Company’s issued and outstanding Common Stock immediately prior to Closing, or a lesser percentage, if such issuance would result, when taking into consideration the percentage of Common Stock owned by Sellers prior to such issuance, in Sellers owning in excess of 49.99% of the Common Stock issued and outstanding on a post-Closing basis, with such shares of Common Stock valued at $1.00 per share. The remaining Purchase Price is due to the Sellers in Preferred Stock. The Preferred Stock will have the terms set forth in the Series A Preferred Stock Certificate of Designations, including, but not limited to, liquidation preference over the Common Stock, the payment of a cumulative six percent (6%) annual dividend per share payable quarterly in arrears in shares of Common Stock (so long as such issuances of Common Stock would not result in the Sellers beneficially owning greater than 49.99% of the issued and outstanding Common Stock), and the Company having the right to convert the Preferred Stock at any time using the stated value of $1,000 per share of Preferred Stock and the conversion price of one dollar ($1.00) per share of Common Stock. The Sellers are beneficially owned by James Ballengee, the Company’s chief executive officer and principal shareholder.

On December 2, 2024, the Company issued 33,500 shares of Common Stock to the Sellers, or their assignees, with 24,998 shares issued to Jorgan and 253 shares issued to JBAH. The remaining shares were issued to two non-related parties as part of the consideration for the Purchase Price at the instruction of the Sellers. On February 11, 2025, the Company issued 122 shares of Common Stock and 107,789 shares of Series A Preferred Stock to the Sellers as part of the Purchase Price, with such shares deemed to be issued as of October 1, 2024 for accounting purposes.

In connection with the Closing of the Endeavor Entities on October 1, 2024, a certain Repair and Maintenance Subscription Plan dated October 1, 2024 was entered into between Horizon Truck and Trailer, LLC, which is a related party as our Chief Executive Officer is the beneficiary, and Meridian Equipment Leasing, LLC (“MEL”) for the maintenance and repairs of all commercial trailers and tractors owned, leased, or controlled by MEL, which includes a $100,000 monthly retainer that is credited against open monthly charges and invoices.

Upon the Closing of our acquisition of the Endeavor Entities, we acquired Trucking Transportation Agreement & Addendum with White Claw Crude, LLC (“WC Crude”), who shares a beneficiary, James Ballengee, with Jorgan and JBAH. Under this agreement, WC Crude must, through its own operations or source for the Company, a minimum volume of 75,000 bbls per day for our trucking logistics services. The agreement expires on December 31, 2034. For the years ended December 31, 2025 and 2024, we realized related party trucking revenue related to this agreement of $11,895,108 and $3,756,097, respectively.

Upon the Closing of our acquisition of the Endeavor Entities, we acquired a Station Throughput Agreement with Posse Wasson, LLC (Posse Monroe, LLC) (“Possee”), who shares a beneficiary, James Ballengee, with Jorgan and JBAH. Under this agreement, Possee must source for the Company, a minimum volume of 230,000 bbls per month through our storage facility at $0.275 per barrel, guaranteeing $759,000 of throughput revenue on an annual basis. The agreement expires on December 31, 2034. For the years ended December 31, 2025 and 2024, we realized revenue related to this agreement of $759,000 and $189,750, respectively.

Upon the Closing of our acquisition of the Endeavor Entities, we acquired a Station Throughput Agreement with WC Crude, who shares a beneficiary, James Ballengee, with Jorgan and JBAH. Under this agreement, WC Crude must source for the Company, a minimum volume of 200,000 bbls per month through our storage Omega Gathering Pipeline at $1.00 per barrel, guaranteeing $2,400,000 of throughput revenue on an annual basis. The agreement expires on December 31, 2034. For the years ended December 31, 2025 and 2024, we realized revenue related to this agreement of $1,734,306 and $427,844, respectively.

As a result of our acquisition of the Endeavor Entities we previously provided trucking services for the reuse and/or disposal of produced water, which is a byproduct of oil well drilling. However, on July 30, 2025, we consummated the Water Trucking Sale, pursuant to the Water Trucking Sale Agreement, in exchange for $11,058,235 USD paid in 11,058 shares of Preferred Stock, which shares will no longer be considered outstanding or be entitled to the relevant annual dividend. The Buyer of such entities is controlled by James Ballengee, our Chairman, President, and Chief Executive Officer. The sale is subject to a one-time post-closing purchase price adjustment based on the sold subsidiaries’ financial results as reflected on Vivakor’s Form 10-Q Quarterly Report for the period ended June 30, 2025, which will be settled in Preferred Stock. Prior to consummating the Water Trucking Sale, we transferred certain assets and liabilities between affiliates to comply with pre-existing debt covenants, facilitate crude oil trucking operations, and minimize potential operational disruption to our crude oil-focused businesses. In connection with the Water Trucking Sale, and among other agreements as further set forth in the Water Trucking Sale Agreement, (i) affiliates of Vivakor, and certain Ballengee Family Office Affiliates amended and restated that certain Transition Services Agreement dated October 1, 2024, to account for new and additional services to be provided by various parties thereto, (ii) the parties amended and restated that certain Secured Promissory Note dated August 15, 2022, by and between Vivakor, as Borrower, and Jorgan Development, LLC, as Lender, reducing the payments to Lender thereunder from ninety-nine percent (99%) of Monthly Free Cash Flow, as defined therein, to fifty percent (50%) of Monthly Free Cash Flow, and (iii) Mr. Ballengee and certain Ballengee Family Office Affiliates voluntarily suspended the right to receive dividends and distributions upon Preferred Stock held by them for the period from August 1, 2025 to January 1, 2026.

In connection with the 2025 divestiture of certain wholly owned subsidiaries, the Company became directly obligated for a related-party note payable to Meridian Equipment Leasing, LLC, an entity affiliated with the Company’s Chief Executive Officer, totaling $5,040,545. The Company also assumed $2,302,696 of related-party debt owed to Meridian Equipment Leasing, LLC in connection with the purchase of certain assets following the divestiture. The notes bear interest at 12% per annum and mature in August 2028. The aggregate outstanding balance of these related-party notes was $6,701,887 as of December 31, 2025.

During the year ended December 31, 2025, the Company entered into a yard lease in Pearsall, Texas with a related party affiliated with the Company’s Chief Executive Officer. The lease has a term of approximately three years, with a monthly rent of $3,000 per month escalating annually, and is accounted for as an operating lease, with amounts included in operating lease right-of-use assets and liabilities.

On June 15, 2022, we entered into a Membership Interest Purchase Agreement (the “MIPA”), with Jorgan Development, LLC, (“Jorgan”) and JBAH Holdings, LLC, (“JBAH” and, together with Jorgan, the “Sellers”), as the equity holders of Silver Fuels Delhi, LLC (“SFD”) and White Claw Colorado City, LLC (“WCCC”) whereby, at closing, which occurred on August 1, 2022, we acquired all of the issued and outstanding membership interests where the consideration included secured three-year promissory notes issued by us in favor of the Sellers (the “Notes”). At the time of the closing of these transactions Jorgan, JBAH, and our newly hired CEO, James Ballengee were not considered related parties. As James Ballengee is now our Chief Executive Officer and is the beneficiary of Jorgan and JBAH, and the Sellers are significant shareholders, certain transactions, as noted below, related to Jorgan, JBAH, and James Ballengee are now considered related party transactions. The promissory notes, which bear interest at prime plus 3% (x.x% at December 31, 2025), were amended in 2025 to reduce the required monthly payments from 99% to 50% of Monthly Free Cash Flow, as defined in the agreement. As of December 31, 2025 and 2024, the aggregate outstanding principal balance of the notes issued to Jorgan was $1,137,563 and $18,109,503, respectively.

Our subsidiary, White Claw Colorado City, LLC, has an Oil Storage Agreement with White Claw Crude, LLC (“WC Crude”), who shares a beneficiary, James Ballengee, with Jorgan and JBAH. Under this agreement, WC Crude has the right, subject to the payment of service and maintenance fees, to store volumes of crude oil and other liquid hydrocarbons at a certain crude oil terminal operated by WCCC. WC Crude is required to pay $150,000 per month even if the storage space is not used. The agreement expires on December 31, 2031. The Company recognized related-party tank storage revenue of $1,802,868.07 for the year ended December 31, 2025, and $1,350,000 for the year ended December 31, 2024.

Our subsidiary, Silver Fuels Delhi, LLC (SFD), has an amended Crude Petroleum Supply Agreement with WC Crude (the “Supply Agreement”), under which WC Crude supplies volumes of Crude Petroleum to our facility, which provides for the delivery to SFD a minimum of 1,000 sourced barrels per day, and includes a guarantee that when SFD resells these barrels, if SFD does not make at least a $5.00 per barrel margin on the oil purchased from WC Crude, then WC Crude will pay to SFD the difference between the sales price and $5.00 per barrel. In the event that SFD makes more than $5.00 per barrel, SFD will pay WC Crude a profit-sharing payment in the amount equal to 10% of the excess price over $5.00 per barrel, which amount will be multiplied by the number of barrels associated with the sale. The Supply Agreement expires on December 31, 2031. For the twelve months ended December 31, 2025 and 2024, the Company recorded crude oil purchases from WC Crude of $1,524,148 and $14,796,564, respectively, and recognized deficiency payments of $1,477,000 and $0, respectively. In addition, the Company has an agreement to sell natural gas liquids and crude petroleum products to WC Crude, which are cash-net-settled at market prices. The Company recognized related-party sales to WC Crude totaling $61,158 and $9,886,435 the years ended December 31, 2025 and 2024, respectively.

On October 17 2024, our newly acquired subsidiaries under the Endeavor Entities, received funding of $530,000 under our May 14, 2024 promissory note between Vivakor, Inc. and Ballengee Holdings, LLC, of which our Chief Executive Officer is the beneficial owner. The Company also made payments of $530,000 on this promissory note in October 2024. See Note 6 for further information regarding the promissory note between Ballengee Holdings, LLC and Vivakor, Inc.

On May 14, 2024, we issued a promissory note, to James Ballengee, in the principal amount of up to $1,500,000, for which loan advances will be made to the Company as requested. The Company will use the proceeds of the promissory note for general working capital purposes and to repay certain indebtedness. The intent of the promissory note is to be short term in nature and be repaid in 30 days. Any amounts that are not repaid in 30 days will bear interest thereafter at a rate of 11% per annum. Each advance matures after six months from the date the Company receives the funds. On May 23, 2024, we issued a promissory note to Ballengee Holdings, LLC, of which our Chief Executive Officer is the beneficial owner, which replaced and rescinded the above referenced note with James Ballengee effective back to May 14, 2024, under the same terms such that all obligations under the notes are the responsibility of Ballengee Holdings, LLC and the prior note with James Ballengee is no longer enforceable. As of December 31, 2025 and 2024, the principal balance and accrued interest of this note was $1,481,730 and $139,175, and $1,164,150 and $43,880, respectively.

On June 13, 2024, we owed our Chief Financial Officer $1,167,750 in accrued salary and bonuses, plus interest (together, the “Accrued Compensation”), for serving as the Company’s Chief Financial Officer, and executed a Settlement Agreement where the Accrued Compensation would be paid under the terms of a straight promissory note in the principal amount of the Accrued Compensation. Under the terms of the note, the amounts due will accrue interest at 8% per annum and will be paid by paying 5% of any money received by the Company from closed future financings or acquisition/merger/sale transactions until the note has been paid in full. In the event the note has not been paid in full by June 30, 2025, the note will mature and any amounts due thereunder will be due and payable in full on such date. The Accrued Compensation and relevant promissory note were the subject of litigation between the Company and its former Chief Financial Officer in 2025, and dispute currently exists regarding the amounts due for the Accrued Compensation.

On July 5, 2024, the Company received a loan from Ballengee Holdings, LLC, in the principal amount of $500,000, and in connection therewith, we agreed to issue 108 ($50,000) restricted shares of the Company’s common stock, which is currently accrued in related party accounts payable in stock until the shares are issued. The loan bears interest at the rate of 10% per annum. The loan originally matured on December 31, 2025 and was amended on July 19, 2024 to mature on September 30, 2025. The note allows the holder to convert the outstanding principal and interest due under the note into shares of our common stock at price equal to 90% of the average closing price of our common stock for the previous five (5) trading days prior to the conversion date, with a floor conversion price of $1.00 per share. The lender may not convert amounts owed under the note if such conversion would cause him to own more than 4.99% of our common stock after giving effect to the issuance, which limitation may be raised to 9.99% upon from the lender. As of December 31, 2025 and 2024 the balance of principal and accrued interest was $500,000 and $61,956.52 and $500,000 and $24,456, respectively.

We have an existing note payable issued to Triple T, which is owned by Dr. Khalid Bin Jabir Al Thane, the 51% majority-owner of Vivakor Middle East LLC. The note is interest free, has no fixed maturity date and will be repaid from revenues generated by Vivakor Middle East LLC. As of December 31, 2025 and 2024, the balance owed was $479,109 and $404,120.

Policy on Future Related-Party Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit committee, or a similar committee consisting of entirely independent directors, according to the terms of our Code of Business Conduct and Ethics and our Related-Party Transaction Policies and Procedures.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

The Nevada Revised Statutes limits or eliminates the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our bylaws include provisions that require the company to indemnify our directors or officers against monetary damages for actions taken as a director or officer of our Company. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents for certain liabilities. Our Amended and Restated Articles of Incorporation do not contain any limiting language regarding director immunity from liability.

The limitation of liability and indemnification provisions under the Nevada Revised Statutes and our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

We are registering an aggregate of 40,686,375 shares of Common Stock held by the Selling Stockholders, to permit the resale of these shares of Common Stock by the Selling Stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect, or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the shares of Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

AVAILABLE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934. We filed with the Securities and Exchange Commission a registration statement on Form S-1, together with all amendments and exhibits thereto, under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

Copies of all or any part of the registration statement may be inspected without charge or obtained from the Commission at the Headquarters Office, 100 F Street, N.E., Room 1580, Washington, DC 20549, upon the payment of the fees prescribed by the Commission. The registration statement is also available through the Commission’s web site at the following address: http://www.sec.gov.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will pay all expenses in connection with the registration and sale of the common stock by the Selling Stockholders. The estimated expenses of issuance and distribution are set forth below:

Registration Fees	$9,216
Transfer Agent Fees	25,000
Legal Fees and Expenses	60,000
Accounting and Audit Fees	20,000
Miscellaneous	50,000
Total	$164,216

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Revised Statutes limits or eliminates the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our bylaws include provisions that require the company to indemnify our directors or officers against monetary damages for actions taken as a director or officer of our Company. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents for certain liabilities. Our Amended and Restated Articles of Incorporation do not contain any limiting language regarding director immunity from liability.

The limitation of liability and indemnification provisions under the Nevada Revised Statutes and our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information regarding all unregistered securities sold by us in transactions that were exempt from the requirements of the Securities Act in the last three years. Except where noted, all of the securities discussed herein were all issued in reliance on the exemption under Section 4(a)(2) of the Securities Act.

2026

On May 19, 2026, the Company issued 48,888 shares of its common stock to certain holders of its Series A Preferred Stock for the dividends owed to them for the period from March 31, 2026 to April 30, 2026, in accordance with the terms of the Series A Preferred Stock Certificate of Designation.

On May 12, 2026, the Company issued 393,547 shares of its common stock to James Ballengee, the Company’s Chief Executive Officer and a member of the Board of Directors, for dividends owed to him as dividends on the Company’s Series A Preferred Stock for the periods ended January 31, 2026 and April 30, 2026, in accordance with the terms of the Series A Preferred Stock Certificate of Designation.

On May 11, 2026, the Company issued 693,492 shares of its common stock to certain holders of its Series A Preferred Stock for the dividends owed to them for the periods ended January 31, 2026 and April 30, 2026, in accordance with the terms of the Series A Preferred Stock Certificate of Designation.

On May 11, 2026, the Company issued 250,000 shares of its common stock to Kimberly Hawley, the Company’s Chief Financial Officer and Secretary as a discretionary bonus for services performed for the Company under the terms of her Employment Agreement. The shares were issued with a standard Rule 144 restrictive legend.

On May 7, 2026, the Company issued 142,716 shares of common stock to ClearThink Capital Partners under the terms of a Consulting Agreement. The shares were issued with a standard Rule 144 restrictive legend.

As previously disclosed, between June 6, 2025 and June 9, 2025, the Company issued convertible promissory notes (the “Lender Notes”), to seven non-affiliated accredited investors (the “Lenders”), in the aggregate principal amount of $5,117,647.06 in connection with a Securities Purchase Agreement entered into by and between the Company and the Lenders (the “Lender SPA”). Under the terms of the Lender SPA and the Lender Notes, the Company received $4,350,000 prior to deducting customary fees. On January 30, 2026, the Company entered into Forbearance and Note Amendment Agreements (the “Agreements”) with the each of the seven investors. As of the date the Agreements were entered into the Company owes approximately $2,242,793 under the Lender Notes, having satisfied approximately $2,874,854 of the aggregate principal amount since the Lender Notes were issued. Under the terms of the Agreements, (i) the parties agreed to extend the maturity date of the Lender Notes until January 31, 2027; (ii) the Company agreed to issue an aggregate of 280,839 shares of its restricted common stock (the “Agreement Shares”); (iii) the Company agreed to pay the following aggregate amounts to payoff the Lender Notes: $378,433.25 on or before March 1, 2026, $396,414.53 on or before April 30, 2026, $258,903.84 on or before June 30, 2026, $454,796.89 on or before July 31, 2026, $17,433.25 on or before September 30, 2026, $356,193.98 on or before October 31, 2026, $372,627.23 on or before January 31, 2027; and (iv) no conversions will be permitted under the Lender Notes unless the Company either fails to pay the Lender Notes in accordance with the above payment terms. The Company issued the Agreement Shares on May 7, 2026. On April 30, 2026, the Company received a Notice of Conversion from one of the investors and issued 76,431 shares of common stock to the investor in exchange for the conversion of $73,183.25 owed to that investor under the Lender Notes.

On March 17, 2025, Company issued a junior secured convertible promissory note (the “Initial Note”) to J.J. Astor & Co. (the “Lender”), in the principal amount of $6,625,000 (the “Principal Amount”), in relation to a Loan and Security Agreement by and between the Company, its subsidiaries, and the Lender (the “Loan Agreement”). The Company received $5,000,000, before fees. The Company received the funds on March 18, 2025. In relation to the Loan Agreement, the Company also entered into a Registration Rights Agreement with the Lender (the “RRA”), under which the Company was obligated to file a resale registration statement with the SEC registering any shares of its common stock issuable under the Note no later than sixty (60) days after closing. The information regarding this transaction was filed in a Current Report on Form 8-K filed with the Commission on March 21, 2025. As previously reported, on July 9, 2025, the Company entered into a Forbearance and Amendment to Loan Agreement and Note, which amended the terms of the Loan Agreement, Initial Note and RRA (the “First Forbearance Agreement”). Under the terms of the First Forbearance Agreement, the Lender agreed to loan us additional funds under a Second Junior Secured Promissory Note (the “Second Note”) and agreed to forbear any default under the Initial Note in exchange for certain consideration. The information regarding this transaction was filed in a Current Report on Form 8-K filed with the Commission on July 21, 2025.

On October 8, 2025, the Company entered into a Second Forbearance and Amendment to Loan Agreement and Notes, which amended the terms of the Loan Agreement, Initial Note, the RRA, the Second Note and the First Forbearance Agreement (the “Second Forbearance Agreement”). Under the terms of the Second Forbearance Agreement: (i) the Lender agreed to loan us an additional amount up to $2,450,000, (ii) the Outstanding Principal Amount of the Initial Note was $2,259,319.89 and the Outstanding Principal Balance on the Second Note was $5,685,805.13 on the Forbearance Agreement Effective Date, (iii) the Lender provided notice of default to the under the Second Note, thereby accelerating all amounts due thereunder, (iv) the Lender agreed the Company was not in default of the Initial Note, Second Note or other Transaction Documents effective September 30, 2025 and to forbear declaring an Event of Default going forward and accelerating all amounts due under the Initial Note and the Second Note, subject to the Company complying with the terms of the Second Forbearance Agreement, (v) all amounts due under the Initial Note and the Second Note, with any accrued interest, will be due on or before November 30, 2025, (vi) interest under the Initial Note and Second Note will continue at the default interest rate of 19%, (vii) the conversion terms under the Initial Note and Second Note will remain on the Default Conversion Price under those instruments, and (viii) the Lender agreed to a standstill period until November 30, 2025, during which time the Lender will not declare an event of default or accelerate any payment obligations under the Initial Note or the Second Note, so long at the Company (a) pays interest at the Default Interest Rate on the Initial Note and the Second Note, (b) issues the Third Note to the Lender, and (c) pays in full all past due payments on the Initial Note and the Second Note on or before November 30, 2025. In connection with the Second Forbearance Agreement the Lender agreed to loan the Company up to an additional $2,450,000. On October 9, 2025, the Company entered and Lender into an Additional Junior Secured Convertible Note (the “Third Note”), under which the Company agreed to issue the Lender the Third Note in the principal amount of $1,620,000, with the Company receiving proceeds of $1,152,000 before subtracting $53,000 for legal fees and origination fees. The Company received the first funds from the Third Note on October 9, 2025 with the remainder received on October 10, 2025. As additional consideration for the Second Forbearance Agreement and the Third Note, the Company agreed to issue the Lender 286,000 shares of its common stock for $286 (the “Commitment Shares”). The information regarding this transaction was filed in a Current Report on Form 8-K filed with the Commission on October 14, 2025.

The Initial Note was satisfied in full on November 20, 2025 and the Third Note was satisfied in full on or about October 27, 2025, which left only the Second Note outstanding. As previously reported, on February 5, 2026, the Company and the Lender entered into a fourth Forbearance, Note Payment and Registration Rights Amendment Agreement (the “Fourth Forbearance Agreement”), pursuant to which (a) the parties agreed that $5,995,722.21 was then outstanding, due and payable under the Second Note and (b) the Maturity Date of the Second Note was extended to as late as January 1, 2027, and (c) the Company agreed to pay the outstanding balance of the Second Note in the following installments, with payments, payable, at the option of the Company, either in cash or under certain conditions in Conversion Shares issued at the Default Conversion Price that are immediately salable by the Lender under Rule 144, as follows: (i) $50,000 per week commencing Monday, April 6, 2026, (ii) $100,000 per week commencing Monday, July 6, 2026, (iii) $150,000 per week commencing Monday, October 5, 2026, and (iv) $250,000 per week commencing Monday, December 7, 2026, with the outstanding balance to be paid in full by January 1, 2027 (the “Amended Repayment Terms”). The information regarding this transaction was filed in a Current Report on Form filed with the Commission on February 5, 2026.

On February 27, 2026, the Company and the Lender entered into a Third Amendment to Loan Agreement Fourth Forbearance Agreement and Registration Rights Agreement (the “Loan Agreement Amendment No. 3”) and $993,750 Original Principal Amount Junior Secured Promissory Note (the “Fourth Note”). Under the terms of the Fourth Note the Lender agreed to loan us an additional $750,000, which matures on April 6, 2026. In the event we default on the Fourth Note, the note begins accruing interest at 19% per annum, the principal amount due under the note is increased to 110% of the principal amount owed at the time of default, and the amounts due under the note become convertible with the Lender allowed to convert 200% of the amount due under the note at a conversion price equal to an 80% discount to the lesser of (a) the closing price of the Company’s common stock on (x) the Funding Date of the Initial Note and (y) the Funding Date of the Second Note (whichever closing price is lower), or (b) 20% of the closing price of the Company Common Stock on such applicable Funding Date. Under the terms of the Loan Agreement Amendment No. 3, the Lender and Company agreed the date by which the Company has to relist on Nasdaq under the Fourth Forbearance Agreement was extended to April 6, 2026, and the Second Note default terms were amended in certain respects to the default terms in the Fourth Note. The Company received the funds from the Fourth Note on February 27, 2026, minus $40,000 for legal and transaction fees. The Company and the Lender also entered into a Subsidiary Guarantee, under which the Company’s subsidiaries are guaranteeing the amounts due under the Fourth Note (the “Subsidiary Guarantee”) and a Pledge and Security Agreement, under which the Company and its subsidiaries secured the repayment of the amounts due under the Second Note and the Fourth Note with their assets as collateral (the “Pledge and Security Agreement”). Additionally, the Company conveyed certain real property and improvements it owns in Blaine County, Oklahoma to the Lender to secure the repayment of the Fourth Note. In the event the Fourth Note is paid in full by the maturity date, the Oklahoma property will be reconveyed to the Company.

2025

From September 2025 through November 18, 2025, the Lender delivered multiple conversion notices pursuant to the terms of the Initial Note. In aggregate, the Lender converted $4.05 million of outstanding principal into approximately 172,500 shares of the Company’s common stock at contractually discounted conversion prices. Each issuance was made without a Rule 144 restrictive legend based on legal opinions obtained by the Company and its transfer agent. On October 2, 2025, we issued the Lender the 1,250 shares due as Commitment Shares under the Initial Note. These shares were issued as restricted stock with a standard Rule 144 restrictive legend.

As noted above, between June 6, 2025 and June 9, 2025, we issued convertible promissory notes (the “Notes”), to seven non-affiliated accredited investors (the “Holders”), in the aggregate principal amount of $5,117,647.06 in connection with a Securities Purchase Agreement entered into by and between the Company and the Holders (the “SPA”). Under the terms of the SPA and the Notes, we received $4,350,000 prior to deducting placement agent fees of $391,500, Holders attorney’s fees of $20,000 and escrow fees of $5,000. The Notes matures twelve months from the date of issuance, have a 15% original issuance discount, have a one-time ten percent (10%) interest charge applied at the issuance date, and is convertible at eighty percent (80%) of the lower of (a) the closing price of the Company’s common stock as traded on either the Nasdaq or the New York Stock Exchange or the NYSE Amex Exchange (as applicable) on the trading day immediately prior to the date a notice of conversion is submitted in writing to the Company under the Note (each a “Notice Date”), or (b) the average of the four lowest VWAPS over the twenty (20) trading days prior to the applicable Notice Date. In connection with the issuance of the Notes, we issued the Holders 3,263 shares of our common stock as additional incentive to enter into the SPA and the Notes. In the fourth quarter of 2025 through the first quarter of 2026, the Holders submitted numerous conversion notices converting $3,178,689.61 of the principal and interest due under the Notes into approximately 958,232 shares or our common stock.

On May 20, 2025, we issued an aggregate of 8,825 shares of our restricted common stock for three months of dividends to the holders of our Series A Preferred Stock. Of those shares, 6,922 were issued to Jorgan Development, LLC and 70 were issued to JBAH Holdings, LLC, both of which are controlled by James Ballengee, our Chief Executive Officer.

Between May 14, 2025 and May 28, 2025, we issued convertible promissory notes (the “CT Notes”), to several accredited investors (the “CT Holders”), in the aggregate principal amount of $747,500 in connection with a Securities Purchase Agreement entered into by and between the Company and the Holders (the “CT SPA”). Under the terms of the CT SPA and the CT Notes, we received $650,000, the CT Notes mature twelve months from the date of issuance, have a 15% original issuance discount, have a one-time ten percent (10%) interest charge applied at the issuance date, and are convertible at eighty percent (80%) of the lower of (a) the closing price of the Company’s common stock as traded on either the Nasdaq or the New York Stock Exchange or the NYSE Amex Exchange (as applicable) on the trading day immediately prior to the date a notice of conversion is submitted in writing to the Company under the CT Notes (each a “Notice Date”), or (b) the average of the four lowest VWAPS over the twenty (20) trading days prior to the applicable Notice Date. In connection with the issuances of the CT Notes, we issued the Holders 438 shares of our common stock as additional incentive to enter into the SPA and the Notes. In the fourth quarter of 2025, the CT Holders converted $869,954.48 of principal and interest due under the CT Notes into approximately 71,146 shares of our common stock.

On April 11, 2025, we issued Cedarview Capital Management LLC, and its assignees, 1,500 shares of our restricted common stock. The shares were issued pursuant to the terms of a Side Letter with an effective date of April 9, 2025, which modified and extended the repayment terms of the Secured Promissory Note dated October 31, 2024 held by Cedarview.

On April 11, 2025, we issued 1,750 shares of our restricted common stock to Justin Ellis pursuant to a conversion notice we received from Mr. Ellis notifying us of his desire to convert $350,000 owed to him under that certain Convertible Promissory Note dated July 7, 2024.

On April 11, 2025, we issued an aggregate of 6,493 shares of our restricted common stock for four months of dividends to the holders of our Series A Preferred Stock. Of those shares, 4,421 were issued to Jorgan Development, LLC and 45 were issued to JBAH Holdings, LLC, both of which are controlled by James Ballengee, our Chief Executive Officer.

On April 11, 2025, we issued 107,789 shares of our Series A Preferred Stock to the sellers, or their assignees, in the Endeavor Entities transaction. These shares represented the preferred stock portion of the purchase price for the transaction, including any post-closing adjustments. Of these shares, 425 shares went to Jorgan Development, LLC and 5 shares went to JBAH Holdings, LLC, both of which are controlled by James Ballengee, our Chief Executive Officer. The Series A Preferred Stock has voting rights on an “as converted basis” and is only convertible by the Company. The shares do have a 6% annual dividend, based on the $1,000 stated per share value of the Series A Preferred Stock, payable in shares of our common stock.

On February 26, 2025, we issued Tysadco Partners, LLC 698 restricted shares for payment of $180,000 in outstanding invoices.

On February 26, 2025, we issued the Sellers in the acquisition of the Endeavor Entities transaction an additional 24,291 shares of our common stock and on April 11, 2025, 539 shares of our Series A Preferred Stock as part of the consideration, all of which were considered to have been issued as of December 31, 2024 for accounting purposes.

On February 10, 2025, we entered into an Amendment No. 1 to our Employment Agreement with Mr. Les Patterson, our Vice President, Operations & Construction. Mr. Patterson’s Employment Agreement misstated Mr. Patterson’s annual equity compensation, which was agreed to be annual equity compensation equal to not less than One Hundred Thousand and No/100s U.S. Dollars ($100,000) to be paid in equal quarterly installments of Twenty Five Thousand and No/100s U.S. Dollars ($25,000) based on a valuation formula set forth in the Employment Agreement, but was mistakenly drafted as annual equity compensation equal to not less than Twenty Five Thousand and No/100s U.S. Dollars ($25,000) to be paid in equal quarterly installments based on a valuation formula set forth in the Employment Agreement. As a result of the Amendment No. 1 to the Employment Agreement we are obligated to issued Mr. Patterson 374 additional shares of our common stock, which is valued at $75,000 based on the valuation formula in Mr. Patterson’s Employment Agreement.

On February 10, 2025, we entered into an Employment Agreement with Andre Johnson to be our Vice President, Human Resources As part of Mr. Johnson’s compensation we agreed to issue him 1,512 shares of our common stock as a signing bonus, as well as $75,000 worth of our common stock annually, paid in equal quarterly installments.

2024

On October 1, 2024, Jorgan Development, LLC, a Louisiana limited liability company (“Jorgan”) and JBAH Holdings, LLC, a Texas limited liability company (“JBAH” and, together with Jorgan, the “Sellers”), as the equity holders of Endeavor Crude, LLC, a Texas limited liability company, Equipment Transport, LLC, a Pennsylvania limited liability company, Meridian Equipment Leasing, LLC, a Texas limited liability company, and Silver Fuels Processing, LLC, a Texas limited liability company (collectively, the “Endeavor Entities”) closed the transactions that were the subject of the previously-disclosed Membership Interest Purchase Agreement among them dated March 21, 2024, as amended (the “MIPA”) (the “Closing”). In accordance with the terms of the MIPA, at the Closing, the Company acquired all of the issued and outstanding membership interests in each of the Endeavor Entities (the “Membership Interests”), making them wholly-owned subsidiaries of the Company.

The purchase price for the Membership Interests is $116.3 million (the “Purchase Price”), after post-closing adjustments, including a reduction for assumed debt and a possible increase for a performance adjustment, payable by the Company in a combination of Company common stock, $0.001 par value per share (“Common Stock”) and Company Series A Preferred Stock $0.001 par value per share (“Preferred Stock”). The number of shares of Common Stock for the Purchase Price is equal to an undivided nineteen and ninety-nine hundredths percent (19.99%) of all of the Company’s issued and outstanding Common Stock immediately prior to Closing, or a lesser percentage, if such issuance would result, when taking into consideration the percentage of Common Stock owned by Sellers prior to such issuance, in Sellers owning in excess of 49.99% of the Common Stock issued and outstanding on a post-Closing basis, with such shares of Common Stock valued at $1.00 per share. The remaining Purchase Price is due to the Sellers in Preferred Stock. The Preferred Stock will have the terms set forth in the Series A Preferred Stock Certificate of Designations, including, but not limited to, liquidation preference over the Common Stock, the payment of a cumulative six percent (6%) annual dividend per share payable quarterly in arrears in shares of Common Stock (so long as such issuances of Common Stock would not result in the Sellers beneficially owning greater than 49.99% of the issued and outstanding Common Stock), and the Company having the right to convert the Preferred Stock at any time using the stated value of $1,000 per share of Preferred Stock and the conversion price of one dollar ($1.00) per share of Common Stock. The Sellers are beneficially owned by James Ballengee, the Company’s chief executive officer and principal shareholder.

On December 2, 2024, the Company issued 33,500 shares of Common Stock to the Sellers, or their assignees, with 24,998 shares issued to Jorgan and 252 shares issued to JBAH. The remaining shares were issued to two non-related parties as part of the consideration for the Purchase Price at the instruction of the Sellers. On February 11, 2025, the Company issued 122 shares of Common Stock and 107,789 shares of Series A Preferred Stock to the Sellers as part of the Purchase Price, with such shares deemed to be issued as of October 1, 2024 for accounting purposes.

On May 14, 2024, we issued a promissory note, to James Ballengee, in the principal amount of up to $1,500,000, for which loan advances will be made to the Company as requested. The Company will use the proceeds of the promissory note for general working capital purposes and to repay certain indebtedness. The intent of the promissory note is to be short term in nature and be repaid in 30 days. Any amounts that are not repaid in 30 days will bear interest thereafter at a rate of 11% per annum. Each advance matures after six months from the date the Company receives the funds. On May 23, 2024, we issued a promissory note to Ballengee Holdings, LLC, of which our Chief Executive Officer is the beneficial owner, which replaced and rescinded the above referenced note with James Ballengee effective back to May 14, 2024, under the same terms such that all obligations under the notes are the responsibility of Ballengee Holdings, LLC and the prior note with James Ballengee is no longer enforceable. As of December 31, 2024, the principal balance and accrued interest of this note was $1,164,150 and $43,880.

On July 5, 2024, the Company received a loan from Ballengee Holdings, LLC, in the principal amount of $500,000, and in connection therewith, we agreed to issue 108 ($50,000) restricted shares of the Company’s common stock, which is currently accrued in related party accounts payable in stock until the shares are issued. The loan bears interest at the rate of 10% per annum. The loan originally matured on December 31, 2024 and was amended on July 19, 2024 to mature on September 30, 2025. The note allows the holder to convert the outstanding principal and interest due under the note into shares of our common stock at price equal to 90% of the average closing price of our common stock for the previous five (5) trading days prior to the conversion date, with a floor conversion price of $1.00 per share. The lender may not convert amounts owed under the note if such conversion would cause him to own more than 4.99% of our common stock after giving effect to the issuance, which limitation may be raised to 9.99% upon from the lender. As of December 31, 2024 the balance of principal and accrued interest was $500,000 and $24,456.

On February 5, 2024, Vivakor, Inc. (the “Company”), as the borrower; Vivaventures Management Company, Inc., Vivaventures Oil Sands, Inc., Silver Fuels Delhi, LLC, White Claw Colorado City, LLC, Vivaventures Remediation Corporation and Vivaventures Energy Group, Inc., which are the Company’s subsidiaries, as guarantors (collectively, the “Guarantors” or “Subsidiaries”); Cedarview Opportunities Master Fund LP, as the lender (the “Lender”); and Cedarview Capital Management, LLC, as the agent (the “Agent”), entered into a Loan and Security Agreement (the “Loan and Security Agreement”). Pursuant to the Loan and Security Agreement, the Company issued a secured promissory note (the “Note”) in the principal amount of $3,000,000, and the Lenders agreed to provide a $3,000,000 term loan to the Company (the “Term Loan”). On February 6, 2024 (the “Closing Date”), the Company received the net proceeds from the Term Loan, less a 3% origination fee. The transaction documents were signed on February 5, 2024, and became effective as of the Closing Date. The amounts borrowed under the Loan and Security Agreement bear interest at a rate per annum of 22%. The Company also paid certain fees and transaction expenses in connection with the release of the funds in connection with the Term Loan. The principal amounts due under the Term Loan are payable as follows: (i) for the first three (3) months, the Company shall make an interest only payment of $165,000, which the Company prepaid on the Closing Date, and (ii) for the following twelve (12) months, the Company shall make monthly installment payments of $250,000 plus interest, which must be made on or before May 5, 2025 (the “Maturity Date”). The Company issued to the Lender 1,500 shares of the Company’s common stock, restricted in accordance with Rule 144, as additional consideration for the Term Loan.

On February 2, 2024, we received a loan from a non-affiliated individual lender in the principal amount of $1,000,000 (the “Loan”) and, in connection therewith, we agreed to issue 500 restricted shares of the Company’s common stock. The Loan bears interest at the rate of 10% per annum, matures on December 31, 2024. We issued a promissory note dated December 5, 2023 in connection with the Loan (the “Original Note”). On April 8, 2024, the lender returned an executed amended and restated convertible promissory note for the Loan (the “Amended Note”). The convertible promissory note replaces the Original Note, but maintains the same interest rate and maturity date of the Original Note, and the obligation to issue 500 shares of our restricted stock remains in effect. Pursuant to the terms of the Amended Note the holder can convert the outstanding principal and interest due under the Amended Note into shares of our common stock at price equal to 90% of the average closing price of our common stock for the previous three (3) trading days prior to the conversion date, with a floor conversion price of $0.75 per share. The holder may not convert amounts owed under the Amended Note if such conversion would cause him to own more than 4.99% of our common stock after giving effect to the issuance, which limitation may be raised to 9.99% upon no less than 61 days notice to us regarding his desire to increase the conversion limitation percentage.

On June 3, 2024, the Company entered into a Director Agreement with Michael Thompson (the “Thompson Director Agreement”). Pursuant to the Thompson Director Agreement, effective June 3, 2024, Mr. Thompson agreed to serve as a member of the Company’s Board of Directors and the chair of the Audit Committee and would receive $50,000 in shares of restricted stock annually as part of his compensation, vesting quarterly and valued at the stock price on the date of grant. Mr. Thompson also received a one-time grant of 250 shares of the Company’s common stock under the Company’s 2023 Equity and Incentive Plan.

As previously disclosed herein, on June 26, 2024 the Company entered into the Knapp Agreement. As part of Mr. Knapp’s compensation under the Knapp Agreement, Mr. Knapp received a one-time signing grant of Company common stock equivalent in value to $250,000, which are priced per share based on the volume-weighted average price for the preceding five (5) trading days prior to the day of such grant (calculated to be 701 shares based on the effective date of the Knapp Agreement), subject to an eighteen (18)-month lockup period and a conditional clawback obligation concurrent therewith, which shall be granted within thirty (30) days after the Start Date, as defined therein.

On July 5, 2024, the Company entered into a Consulting Agreement with 395 Group, LLC, a Nevada limited liability company (“395”), under which 395 agreed to provide the Company with general advisory and business development services. Specifically, 395 agreed to advise the Company for the next four (4) months regarding capitalization, business development, business relationships, industry guidance, and assist with understanding what is happening in the Company’s market space. In exchange for 395’s services, the Company agreed to pay total cash compensation of $340,000 and equity compensation of 250 shares of the Company’s restricted common stock, with one-half of the cash compensation and all the equity compensation due upon signing of the agreement and the other half of the cash compensation due in thirty (30) days.

2023

On June 20, 2023, we issued a 15% secured promissory note (the “Note”) due as described below, to DIC, in the principal amount of up to $1,950,000 (the “Principal Amount”), in relation to the Services Agreement. The Company will use the proceeds of the Note in refurbishing, relocating and fully installing the Company’s RPC currently located in Vernal, Utah to DIC’s location in Kuwait. As security interest to secure repayment of the Note, the Company issued DIC an option to purchase 5,000 shares of the Company’s common stock at an exercise price of $1.179 per share (the “Option”). At any time there are amounts due to DIC under the Note, DIC may use the amounts then outstanding to purchase some or all of the shares under the Option by using the outstanding amounts as payment of the exercise price under the Option.

On August 29, 2023, we issued 774 shares of common stock at approximately $284 per share for a $220,000 reduction of liabilities.

On October 6, 2023, we issued 175 shares of common stock at approximately $200.00 per share for a $35,000 reduction of liabilities.

On October 28, 2022, we agreed to issue 35,212 restricted shares of our common stock in exchange for the forgiveness and cancellation of $10,000,000 of principal under certain promissory notes held by entities controlled by James Ballengee, our Chief Executive Officer, on a pro rata basis, reflecting a conversion price of $284 per share. These shares were issued on November 10, 2023.

On October 28, 2022, we entered into an executive employment agreement with James Ballengee (the “Ballengee Agreement”) with respect to the Company’s appointment of Mr. Ballengee as Chief Executive Officer and Chairman of the Board. Pursuant to the Ballengee Agreement, Mr. Ballengee will receive annual compensation of $1,000,000 payable in shares of the Company’s Common Stock, priced at the volume weighted average price (VWAP) for the five trading days preceding the date of the Ballengee Agreement and each anniversary thereof (the “CEO Compensation Shares”). The CEO Compensation shall be subject to satisfaction of Nasdaq rules, the provisions of the Company’s equity incentive plan and other applicable requirements and shall be accrued if such issuance is due prior to satisfaction of such requirements (the “CEO Compensation Shares Issuance”). We issued 4,619 shares of our common stock for the CEO Compensation Shares Issuance on November 10, 2023.

EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Form	Date	Number	Herewith
2.1	Agreement and Plan of Merger dated February 26, 2024 by and among Vivakor, Inc., Empire Energy Acquisition Corp., and Empire Diversified Energy, Inc.	8-K	3/1/24	2.1
2.2	Membership Interest Purchase Agreement dated as of March 21, 2024, by and among the Registrant, Jorgan Development, LLC and JBAH Holdings LLC re Endeavor Entities	8-K	10/7/24	2.1
3.1	Certificate of Amendment to Amended and Restated Articles of Incorporation, filed with the Secretary of State of the State of Nevada on January 5, 2024	8-K	1/11/24	3.1
3.2	Certificate of Amendment to Amended and Restated Articles of Incorporation, filed with the Secretary of State of the State of Nevada on February 6, 2025	8-K	2/12/25	3.1
3.3	Form of Certificate of Designation-Series A Preferred Stock	8-K	10/7/24	3.1
3.4	Amended and Restated Series A Convertible Preferred Stock Certificate of Designations	8-K	11/28/25	3.1
3.5	Certificate of Amendment to Amended and Restated Articles of Incorporation, filed with the Secretary of State of the State of Nevada to Increase Authorized Common Stock	8-K	12/23/25	3.1
3.6	Certificate of Amendment to Amended and Restated Articles of Incorporation to Effect 1-for-200 Reverse Stock Split	8-K	3/27/26	3.1
4.1	Vivakor, Inc. Promissory Note dated February 5, 2024, in the principal amount of $3,000,000 issued to Cedarview Opportunities Master Fund LP	8-K	2/12/24	4.1
4.2	Form of Convertible Promissory Note Issued by Vivakor, Inc. in July 2024	8-K	7/11/24	4.1
4.3	Vivakor, Inc. Promissory Note dated October 31, 2024, in the principal amount of $3,670,160.77 issued to Cedarview Opportunities Master Fund LP	8-K/A	11/15/24	4.1
4.4	Promissory Note issued by Meridian Equipment Leasing, LLC to B1Bank dated November 12, 2020 in the principal amount of $12,275,000	10-Q	11/19/24	4.4
4.5	Form of Pre-Funded Warrant	8-K	10/17/25	4.1
4.6	Description Securities	10-K	4/15/26	4.6
5.1	Opinion of Law Offices of Craig V. Butler				Filed
10.1*	Vivakor, Inc. 2023 Equity and Incentive Plan	S-8	2/9/24	99.1
10.2	Loan and Security Agreement dated February 5, 2024, by and among Vivakor, Inc., as borrower, subsidiaries of Vivakor, Inc., as guarantors, the lenders party thereto, and Cedarview Opportunities Master Fund LP, as agent for the lenders	8-K	2/12/24	10.1
10.3	Pledge Agreement dated February 5, 2024, by and among Vivakor, Inc., each of Vivakor, Inc.’s subsidiaries party thereto and Cedarview Opportunities Master Fund LP, as agent for the lenders	8-K	2/12/24	10.2
10.4	Guaranty dated February 5, 2024, by and among subsidiaries of Vivakor, Inc. and Cedarview Opportunities Master Fund LP	8-K	2/12/24	10.3
10.5	Security Agreement dated February 5, 2024, between Vivakor, Inc., and Cedarview Opportunities Master Fund LP	8-K	2/12/24	10.4
10.6	Form of Parent Voting and Support Agreement re Empire Merger Agreement	8-K	3/1/24	10.1
10.7	Form of Empire Voting and Support Agreement re Empire Merger Agreement	8-K	3/1/24	10.2
10.8	Form of Lock-Up Agreement re Empire Merger Agreement	8-K	3/1/24	10.3
10.9	Form of Escrow Agreement re Empire Merger Agreement	8-K	3/1/24	10.4
10.10	Form of Lockup Agreement re Endeavor MIPA	8-K	10/7/24	10.3
10.11	Net Working Capital Sample Calculation re Endeavor MIPA	8-K	3/25/24	10.2

Exhibit No.	Exhibit Description	Form	Date	Number	Herewith
10.12	Form of First Amended and Restated Master Netting Agreement re Endeavor MIPA	8-K	10/7/24	10.4
10.13	Convertible Promissory Note dated March 29, 2024 with Keke Mingo	8-K	4/12/24	4.1
10.14*	Executive Employment Agreement by and between Vivakor, Inc. and Tyler Nelson dated June 13, 2024	8-K/A	6/18/24	10.1
10.15*	Settlement Agreement by and between Vivakor, Inc. and Tyler Nelson dated June 13, 2024	8-K/A	6/18/24	10.2
10.16	Form of Promissory Note Issued to Tyler Nelson dated June 13, 2024	8-K/A	6/18/24	10.3
10.17	Form of Stock Option Issued to Tyler Nelson dated June 13, 2024	8-K/A	6/18/24	10.4
10.18	Director Agreement, by and between Vivakor, Inc. and Michael Thompson, dated June 3, 2024	8-K	6/7/24	10.1
10.19*	Executive Employment Agreement by and between Vivakor, Inc. and Patrick Knapp dated June 26, 2024	8-K	7/2/24	10.1
10.20	Consulting Agreement with 395 Group, LLC	8-K	7/11/24	10.1
10.21	Supplement No. 3 dated June 18, 2024 to Master Agreement by and between Silver Fuels Delhi, LLC, Jorgan Development, LLC and Maxus Capital Group, LLC dated March 17, 2020	10-Q	8/16/24	10.21
10.22	Securities Purchase Agreement dated July 26, 2024, by and between the Company and James K. Granger, as Buyer	8-K	8/1/24	10.4
10.23	Securities Purchase Agreement dated August 28, 2024 by and between the Company and E-Starts, as Buyer	8-K	9/11/24	10.1
10.24*	Form of Executive Employment Agreement dated October 1, 2024, by and between Vivakor Administration, LLC, as Company, and Russ Shelton, as Executive	8-K	10/7/24	10.1
10.25*	Form of Side Letter for Additional Compensation by and between Ballengee Holdings, LLC, and Russ Shelton	8-K	10/7/24	10.2
10.26	Form Transition Services Agreement for Endeavor MIPA	8-K	10/7/24	10.5
10.27	Form of Repair & Maintenance Subscription Agreement	8-K	10/7/24	10.6
10.28	Form of Assignment of Membership Interest	8-K	10/7/24	10.7
10.29	Form of Employment Agreement for Vice President, Marketing	8-K	11/15/24	10.1
10.30	Executive Employment Agreement dated effective October 1, 2024, by and between Vivakor Administration, LLC, as Company, and Jeremy Gamboa, as Executive	8-K/A	11/15/24	1.01
10.31	Loan and Security Agreement dated October 31, 2024, by and among Vivakor, Inc., as borrower, and Cedarview Capital Management, LLC, as agent, et al.	8-K	11/7/24	10.1
10.32	Pledge Agreement dated October 31, 2024, by and among Vivakor, Inc., each of Vivakor, Inc.’s subsidiaries party thereto and Cedarview Capital Management, LLC, as agent for the lenders	8-K/A	11/15/24	10.2
10.33	Guaranty dated October 31, 2024, by and among certain subsidiaries of Vivakor, Inc. and Cedarview Capital Management, LLC	8-K/A	11/15/24	10.3
10.34	Security Agreement dated October 31, 2024, between Vivakor, Inc., certain of its subsidiaries and Cedarview Opportunities Master Fund LP	8-K/A	11/15/24	10.4
10.35	Purchase and Sale Agreement by and between Pilot OFS Holdings, LLC and Meridian Equipment Leasing, LLC dated December 22, 2023	10-Q	11/19/24	10.35
10.36	Letter Agreement regarding Secured Promissory Note and related Loan Documents by and between Pilot OFS and Meridian Equipment Leasing, LLC dated October 1, 2024	10-Q	11/19/24	10.36

Exhibit No.	Exhibit Description	Form	Date	Number	Herewith
10.37	First Amended and Restated Secured Promissory Note issued by Meridian Equipment Leasing, LLC to Pilot OFS Holdings, LLC in the principal amount of $13,000,000	10-Q	11/19/24	10.37
10.38	Amended and Restated Secured Promissory Note issued by Meridian Equipment Leasing, LLC to Pilot OFS Holdings, LLC in the principal amount of $1,500,000	10-Q	11/19/24	10.38
10.39	Security Agreement, Financing Statement and Assignment of Collateral by and between Meridian Equipment Leasing, LLC and Pilot OFS Holdings, LLC dated December 31, 2023	10-Q	11/19/24	10.39
10.40	Pledge Agreement by and between Meridian Equipment Leasing, LLC and Pilot OFS Holdings, LLC dated December 31, 2023	10-Q	11/19/24	10.40
10.41	Master Lease Agreement by and between Maxus Capital Group, LLC and Meridian Equipment Leasing, LLC dated December 28, 2021	10-Q	11/19/24	10.41
10.42	Form of Schedule to Master Lease Agreement by and between Maxus Capital Group, LLC and Meridian Equipment Leasing, LLC	10-Q	11/19/24	10.42
10.43	Amended Loan Authorization and Agreement by and between U.S. Small Business Association and Meridian Transport, LLC dated April 18, 2022 in the amount of $500,000	10-Q	11/19/24	10.43
10.44	Business Loan, Guaranty and Security Agreement by and between Agile Lending, LLC and Endeavor Crude, LLC and its subsidiaries dated September 27, 2024	10-Q	11/19/24	10.44
10.45	Merchant Cash Advance Agreement by and between Curve Capital LLC and Endeavor Crude, LLC dated March 14, 2024	10-Q	11/19/24	10.45
10.46	Station Throughput Agreement by and between Silver Fuels Processing, LLC, Posse Wasson, LLC, Posse Monroe, LLC and White Claw Crude, LLC dated January 1, 2024	10-Q	11/19/24	10.46
10.47	Station Throughput Agreement by and between CPE Midcon Gathering, LLC and White Claw Crude, LLC dated January 1, 2024	10-Q	11/19/24	10.47
10.48	Trucking Transport Agreement by and between Endeavor Crude, LLC and White Claw Crude, LLC dated January 1, 2023	10-Q	11/19/24	10.48
10.49	Station Throughput Agreement by and between CPE Midcon Gathering, LLC and White Claw Crude, LLC dated July 1, 2023	10-Q	11/19/24	10.49
10.50	Business Manager Agreement by and between b1Bank and Endeavor Crude, LLC dated January 6, 2023	10-Q	11/19/24	10.50
10.51	Loan and Security Agreement by and between B1Bank and Meridian Equipment Leasing, LLC, et al dated November 12, 2020	10-Q	11/19/24	10.51
10.52	Deed of Trust, Security Agreement, Assignment of Leases, Assignment of Rents and Financing Statement by and between B1Bank and Meridian Equipment Leasing, LLC, et al dated November 12, 2020	10-Q	11/19/24	10.52
10.53	Trucking Transport Agreement Addendum by and between Endeavor Crude, LLC and White Claw Crude, LLC dated January 1, 2024	10-Q	11/19/24	10.53
10.54	First Amendment to Crude Oil Gathering and Dedication Agreement by and between CPE Midcon Gathering, LLC and Continental Resources, Inc. dated July 13, 2018	10-Q	11/19/24	10.54
10.55	Motor Carrier Services Agreement by and between Bonanza Creek Energy Operating Company, LLC, et al and Endeavor Crude, LLC dated May 21, 2023	10-Q	11/19/24	10.55

Exhibit No.	Exhibit Description	Form	Date	Number	Herewith
10.56	Lease Agreement by and between Basin Housing Ventures, LLC and Equipment Transport, LLC	10-Q	11/19/24	10.56
10.57	Sales Agreement by and between White Claw Crude, LLC and Silver Fuels Delhi, LLC dated July 1, 2024	10-Q	11/19/24	10.57
10.58	Repair & Maintenance Subscription Plan by and between Horizon Truck & Trailer, LLC and Meridian Equipment Leasing, LLC dated October 1, 2024	10-Q	11/19/24	10.58
10.59	Schedule No. 4 dated August 9, 2024, 2024 to Master Agreement by and between White Claw Colorado City, LLC and Jorgan Development, LLC (as Co-Lessors) and Maxus Capital Group, LLC dated December 28, 2021	10-Q	11/19/24	10.59
10.60	Consulting Agreement with WSGS, LLC dated February 11, 2025	8-K	2/14/25	10.1
10.61	Side Letter with Tyler Nelson dated February 10, 2025	8-K	2/14/25	10.2
10.62	Employment Agreement with Andre Johnson dated February 10, 2025	8-K	2/14/25	10.3
10.63	Loan and Security Agreement with J.J. Astor & Co. dated March 17, 2025	8-K	3/21/25	10.1
10.64	Registration Rights Agreement with J.J. Astor & Co. dated March 17, 2025	8-K	3/21/25	10.3
10.65	Junior Secured Convertible Promissory Note Issued to J.J. Astor & Co.	8-K	3/21/25	10.2
10.66	Side Letter with Cedarview Capital Management LLC	8-K	4/15/25	10.1
10.67	Form of Securities Purchase Agreement with ClearThink Capital Partners, LLC and Other Investors dated May 13, 2025	8-K	5/20/25	10.1
10.68	Form of Promissory Note Under Securities Purchase Agreement with ClearThink Capital Partners, LLC and Other Investors	8-K	5/20/25	10.2
10.69	Forbearance Agreement with J.J. Astor & Co. dated July 9, 2025	8-K	7/21/25	10.1
10.70	Second Amendment to Loan Agreement and Registration Rights Agreement dated July 9, 2025	8-K	7/21/25	10.2
10.71	Junior Secured Convertible Promissory Note dated July 9, 2025	8-K	7/21/25	10.3
10.72*	Executive Employment Agreement, by and between Vivakor Administration, LLC and Kimberly Hawley, dated July 24, 2025	8-K	7/24/25	10.1
10.73	Membership Interest Purchase Agreement dated July 30, 2025, by and between Vivakor Transportation, LLC, as Seller, and Jorgan Development, LLC, as Buyer	8-K	8/6/25	10.1
10.74	Forbearance Agreement dated July 30, 2025, by and between Maxus Capital Group, LLC, and Silver Fuels Delhi, LLC, et al.	8-K	8/6/25	10.2
10.75	Transition Agreement dated August 3, 2025, by and between Vivakor, Inc., Vivakor Administration, LLC, and Russ M. Shelton	8-K	8/6/25	99.1
10.76	Second Amended Employment Agreement, by and between Vivakor, Inc., Vivakor Administration, LLC and Les Patterson, dated August 12, 2025	8-K	8/18/25	10.1
10.77	Second Forbearance Agreement with J.J. Astor & Co. dated October 8, 2025	8-K	10/14/25	10.1
10.78	Third Junior Secured Convertible Promissory Note dated October 9, 2025	8-K	10/14/25	10.2
10.79	Form of Securities Purchase Agreement	8-K	10/17/25	10.1
10.80	Form of Placement Agent Agreement	8-K	10/17/25	10.2
10.81	Form of Physical Commodity Intermediation Agreement dated October 22, 2025	8-K	10/23/25	10.1

Exhibit No.	Exhibit Description	Form	Date	Number	Herewith
10.82	Settlement Agreement with James Samuelson dated October 23, 2025	8-K	10/23/25	10.2
10.83	Settlement Agreement with Tyler Nelson	8-K	11/12/25	10.1
10.84	Transition Agreement with Patrick Knapp dated November 10, 2025	8-K	11/12/25	10.2
10.85	Debt Satisfaction and Preferred Stock Amendment Agreement	8-K	11/28/25	10.1
10.86	Interim Forbearance Agreement with Cedarview dated December 31, 2025	8-K	1/7/26	10.1
10.87	Form of Forbearance and Note Amendment Agreement with Lenders entered into on January 30, 2026	8-K	2/4/26	10.1
10.88	Forbearance and Note Payment Amendment Agreement with J.J. Astor & Co. entered into on February 5, 2026	8-K	2/5/26	10.1
10.89	Third Amendment to Loan Agreement Fourth Forbearance Agreement and Registration Rights Agreement with J.J. Astor dated February 27, 2026	8-K	3/5/26	10.1
10.90	Fourth Junior Secured Convertible Promissory Note to J.J. Astor dated February 27, 2026	8-K	3/5/26	10.2
10.91	Subsidiary Guarantee with J.J. Astor dated February 27, 2026	8-K	3/5/26	10.3
10.92	Pledge and Security Agreement with J.J. Astor dated February 27, 2026	8-K	3/5/26	10.4
10.94	Form of Securities Purchase Agreement for Selling Stockholders Financing	8-K	5/14/26	10.1
10.95	Form of Convertible Promissory Note for Selling Stockholders Financing	8-K	5/14/26	10.2
10.96	Form of Standby Equity Purchase Agreement for Selling Stockholders Financing	8-K	5/14/26	10.3
10.97*	2025 Equity Incentive Plan	10-Q	5/20/26	10.97
10.98	Consulting Agreement with William Tuorto dated May 2026	10-Q	5/20/26	10.98
21.1	Subsidiaries of the Company	10-K	4/15/26	21.1
23.1	Consent of Law Offices of Craig V. Butler (included as part of Exhibit 5.1)				Filed
23.2	Consent of Urish Popeck & Co., LLC				Filed
24.1∧	Power of Attorney
97	Vivakor, Inc. Compensation Recovery Policy	10-K/A	05/2/25	97
101.INS	Inline XBRL Instance Document				Filed
101.SCH	Inline XBRL Taxonomy Extension Schema Document				Filed
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				Filed
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				Filed
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				Filed
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				Filed
104	Cover Page Interactive Data File (formatted in IXBRL, and included in exhibit 101).
107	Filing Fee Table				Filed

*	Management contract or compensatory plan or arrangement.
**	These exhibits are being furnished rather than filed and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.
˄	Included on signature page to initial filing of the Registration Statement.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Undertakings

A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

B. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of Regulation S-K) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on this 22nd day of May, 2026.

Vivakor, Inc.

Dated: May 22, 2026		/s/ James Ballengee
	By:	James Ballengee
	Its:	Chief Executive Officer, Principal Executive Officer and Chairman of the Board

Dated: May 22, 2026		/s/ Kimberly Hawley
	By:	Kimberly Hawley
	Its:	Chief Financial Officer, Principal Financial Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Vivakor, Inc. hereby severally constitute and appoint James Ballengee and Kimberly Hawley, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Dated: May 22, 2026		/s/ James Ballengee
	By:	James Ballengee, Chief Executive Officer, Principal Executive Officer, and Director

Dated: May 22, 2026		/s/ Kimberly Hawley
	By:	Kimberly Hawley, Chief Financial Officer and Principal Financial Officer

Dated: May 22, 2026		/s/ John Harris
	By:	John Harris, Director

Dated: May 22, 2026		/s/ Albert Johnson
	By:	Albert Johnson, Director

Dated: May 22, 2026		/s/ Michael Thompson
	By:	Michael Thompson, Director